Exhibit 99.2

Certain identified information has been excluded from this exhibit because it is both (i) not material, and (ii) is the type of information that the company treats as private or confidential.

Filing Version

TELESAT LEO INC.,
as Borrower

– and –

EACH OF THE ENTITIES PARTY HERETO FROM TIME TO TIME AS GUARANTORS

– and –

16342451 CANADA INC., a subsidiary of CANADA DEVELOPMENT INVESTMENT CORPORATION as Lender

September 13, 2024

LOAN AGREEMENT

- i -

(continued)

- ii -

(continued)

- iii -

(continued)

- iv -

LOAN AGREEMENT

THIS LOAN AGREEMENT is made as of September 13, 2024.

AMONG:

TELESAT LEO INC., as Borrower

– and –

EACH OF THE ENTITIES PARTY HERETO FROM TIME TO TIME AS GUARANTORS, as Guarantors

– and –

16342451 CANADA INC., a subsidiary of CANADA DEVELOPMENT INVESTMENT CORPORATION, as Lender

WHEREAS the Borrower has requested that the Lender make available to it a senior secured non-revolving delayed draw term loan facility in the principal amount of up to the Commitment for the purpose of financing the Project and the Lender has agreed to do so subject to and upon the terms and conditions set out herein;

AND WHEREAS the Guarantors have agreed to provide the Guarantees and other Security Documents as credit support for the Obligations in favour of the Collateral Agent;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“Aboriginal Peoples of Canada” has the meaning set out in the Constitution Act, 1982 namely the Indian, Inuit and Métis peoples of Canada.

“Additional Material Project Contracts” means each contract and agreement material to the design, construction, testing, delivery, launch, Operation and/or maintenance of the Project entered into by the Borrower subsequent to the Closing Date which is not listed in Schedule 6.1.16 attached hereto. For certainty, each Specified Landing Station Agreement shall be an Additional Material Project Contract.

“Additional Permit” means any Permit not listed in Schedule 6.1.17 as of the Closing Date, that is required to be obtained by any Obligor or the Project following the Closing Date and is material to the ownership, design, construction, testing, delivery, launch, Operation and/or maintenance of the Project.

“Advance” means a borrowing by the Borrower under the Loan Facility and any reference relating to the aggregate amount of Advances means the sum of the principal amount of all outstanding Advances, and includes any PIK Interest that has been added to the principal of any Advance in accordance with the terms of this Agreement.

“Advance Date” means the date on which an Advance is made to the Borrower pursuant to the provisions hereof and which will be a Business Day.

“Advance Notice” means a notice requesting an Advance, substantially in the form attached hereto as Schedule A, to be delivered to the Lender by the Borrower pursuant to Section 2.3.

“Advisors” means the Technical Advisor, the ESHS Consultant, the Insurance Consultant, the Regulatory Advisor, the Commercial Advisor, the Financial Advisor and each of their successors.

“Affiliate” has the meaning given to it in Section 1.3 of National Instrument 45-106 – Prospectus Exemptions and for greater certainty, with respect to the Borrower, includes a Subsidiary of the Borrower, and with respect to the Lender, includes His Majesty the King in Right of Canada and every other Crown Corporation (as such term is defined in the Financial Administration Act (Canada)).

“After-Acquired Property” has the meaning set forth in Section 7.7.

“Agreement” means this loan agreement, the schedules and all amendments made hereto in accordance with the provisions hereof as amended, restated, supplemented, replaced or otherwise modified from time to time.

“Allan Park Facility” means the facility located at the property municipally known as [redacted – address].

“Anti-Corruption Laws” means any Applicable Law applicable to any Obligor relating to bribery or corruption, and any regulation, order, or directive promulgated, issued or enforced pursuant to such Law, including the Criminal Code, R.S.C., 1985, c. C-46, Act respecting contracting by public bodies (CQLR. C C-65.1) and the Corruption of Foreign Public Officials Act, S.C. 1998, c. 34, the Foreign Corrupt Practices Act of 1977, 15 U.S.C. § 78dd-1, et seq., and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107 56.

“Anti-Money Laundering Laws” means, collectively, any Applicable Law relating to terrorism or money laundering, including the Criminal Code (Canada) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and United States Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107 56 and, in each case, the regulations promulgated thereunder.

“Applicable Cure Period" means:

(a)	with respect to a default or breach by a party (other than an Obligor) under a Material Project Contract, the period of time set out in a Material Project Contract within which the Material Project Counterparty has the right to remedy or cure breaches or defaults of such Material Project Counterparty thereunder, before the applicable Obligor is entitled to enforce its rights and remedies as a result of such default or breach or terminate such Material Project Contract; and

(b)	with respect to a default or breach by an Obligor under a Material Project Contract the period of time set out in a Material Project Contract within which the applicable Obligor has the right to remedy or cure breaches or defaults of such Obligor thereunder before another party to such Material Project Contract is entitled to enforce its rights and remedies as a result of such default or breach or terminate such Material Project Contract, less five (5) Business Days.

“Applicable Law” means, in respect of any Person, property, transaction, event or other matter, as applicable, all domestic and foreign laws, rules, statutes, regulations, treaties, orders, judgments and decrees and, to the extent they have the force of law, all official directives, rules, guidelines, orders, policies and other requirements of any Governmental Authority (collectively, the “Law”) and will also include any interpretation of the Law or any part of the Law by any Person having jurisdiction over it or charged with its administration or interpretation in each case having the force of law relating or applicable to such Person, property, transaction, event or other matter.

“Applicable Margin” means 4.75% per annum, subject to increase in accordance with Section 10.3 of this Agreement.

“Arm’s Length” has the meaning specified in the definition of “Non-Arm’s Length”.

“Assignee” has the meaning specified in Section 14.1.3.

“Assignment Agreement” has the meaning specified in Section 14.1.3(c).

“Assignor” has the meaning specified in Section 14.1.3.

“Auditor” means a recognized independent firm or recognized independent firms of reputable chartered or public accountants.

“Available Funding” means, on any date prior to the Initial Project Completion Date and in each case solely to the extent available to be applied toward the relevant purpose, the aggregate of: (i) the amount of the undrawn Commitment available under the Loan Facility, (ii) the amount of any undrawn commitment under the IQ Loan Agreement, (iii) amounts standing to the credit of the Collateral Accounts, to the extent such funds are available to pay Project Costs in accordance with this Agreement, and (iv) subject to Section 8.9, proceeds of Insurance and any other amounts, to the extent such funds are received by the Borrower and available to pay Project Costs in accordance with this Agreement.

“Available Tenor” means, as of any date of determination and with respect to any then current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 4.8.4.

“Availability Period” means the period commencing on the Closing Date and ending on the Initial Project Completion Date.

“Benchmark” means, initially, the Term CORRA Reference Rate; provided that if a Benchmark Transition Event has occurred pursuant to Section 4.8.1, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.

“Benchmark Replacement” means, with respect to any Benchmark Transition Event,

(a)	where a Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Daily Compounded CORRA; and

(b)	where a Benchmark Transition Event has occurred with respect to a Benchmark other than the Term CORRA Reference Rate, the sum of: (i) the alternate benchmark rate that has been selected by the Lender and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Canadian Dollar syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

(c)	If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Lender and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Canadian Dollar syndicated credit facilities.

“Benchmark Replacement Date” means, with respect to any Benchmark, the earliest to occur of the following events with respect to the then current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein, and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

(c)	For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Bank of Canada, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

(d)	For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, with respect to any then-current Benchmark, the period (if any) (i) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 4.8, and (ii) ending at the time that a Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 4.8.

“Benefit Plan” means any employee benefit plan, program, policy or arrangement sponsored, maintained or contributed to by the Borrower or any Subsidiary (or pursuant to which such Persons have any liability or obligation) including, without limitation, all profit-sharing, equity, savings, supplemental retirement, retiring allowance, severance, deferred compensation, welfare, bonus, supplementary unemployment benefit plans or arrangements and all life, health, dental and disability plans and arrangements in which the employees or former employees of the Borrower or any Subsidiary participate or are eligible to participate.

“Benefit to Canada Covenants” means the benefit to Canada covenants outlined in Article 2 of the Covenant Agreement.

“Benefit to Canada Default Notice” has the meaning given to such term in the Covenant Agreement.

“Benefit to Canada Event of Default” has the meaning given to such term in the Covenant Agreement.

“Blocked Accounts Agreement” means a blocked account agreement or deposit account control agreement, as applicable, dated as of the date hereof among the applicable Obligor, the applicable financial institution and the Collateral Agent in respect of each Collateral Account in each case, as the same may be amended, supplemented, modified, varied, restated or replaced from time to time.

“Board” means the board of directors of the Borrower.

“Board Information” has the meaning given to such term in Section 13.2.3.

“Board Materials” has the meaning given to such term in Section 13.1.2.

“Borrower” means Telesat LEO Inc., a corporation incorporated under the federal laws of Canada and its successors and permitted assigns.

“Borrower’s Senior Management” means [redacted – commercially sensitive information].

“Business Day” means any day, except for (i) a Saturday or a Sunday or (ii) any day on which banks, the Lender, any Government of Canada departments and agencies and any government of Québec departments and agencies are required or authorized to close in Ottawa, Ontario, or Montreal, Québec.

“Canadian Dollars” means the lawful currency of Canada.

“Canadian Guarantors” means Telesat LEO Parent, Telesat Technology, Telesat Spectrum Holdings, Telesat Spectrum, and each Material Subsidiary of Telesat LEO Parent organized or formed under the laws of Canada or any province or territory thereof who becomes a Guarantor in accordance with Section 7.8 of this Agreement.

“Capital Expenditure” means with respect to any period and with respect to any Person, the amount of all expenditures by such Person and its Subsidiaries during such period that are capital expenditures as determined in accordance with GAAP.

“Capitalized Lease” means, with respect to any Person, any lease or other arrangement relating to property or assets which would be required to be accounted for as a capital lease obligation (or a “right to use” asset and a corresponding liability) on a balance sheet of such Person if such balance sheet were prepared in accordance with GAAP; the amount of any Capitalized Lease at any date shall be the amount of the obligation in respect thereof which would be included within such balance sheet.

“Cash Equivalents” means (i) short-term obligations of, or fully guaranteed by, the government of the United States of America or Canada, (ii) short-term obligations of, or fully guaranteed by, the government of a State of the United States of America or of a Province of Canada, in each case having a rating of “A-” (or the then equivalent grade) or better by a nationally recognized rating agency, (iii) commercial paper having a rating of “A-” (or the then equivalent grade) or better by S&P or Moody’s, (iv) demand or current deposit accounts maintained in the ordinary course of business with any Schedule I Canadian chartered bank or any other commercial bank or trust company (whether domestic or foreign) having capital and surplus in excess of U.S.$500,000,000 and a senior unsecured rating of “A-” or better by S&P or Moody’s, (v) certificates of deposit issued by and time deposits with any Schedule I Canadian chartered bank or any other commercial bank or trust company (whether domestic or foreign) having capital and surplus in excess of U.S.$500,000,000 and a senior unsecured rating of “A-” or better by S&P or Moody’s, or (vi) money market funds that invest substantially all of their assets in any of the foregoing; provided in each case that the same has a term not exceeding (A) one year in the case of (i) and (ii) above, and (B) 180 days in the case of (iii) through (v) above.

“Change in Applicable Laws” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any new Applicable Law by any Governmental Authority.

“Change of Control” means [redacted – commercially sensitive information].

“Change Order” means a change to the specifications or scope of any Material Project Contract which results in a change to the work to be completed or materials to be supplied thereunder.

“Claims” means all liabilities, losses, obligations, damages, injuries, penalties, fines, claims (including environmental claims and claims involving liability in tort, strict or otherwise), demands, actions, suits, judgments, orders, proceedings, costs, expenses and disbursements of any kind or nature whatsoever, whether founded or unfounded (including reasonable fees and out-of-pocket expenses of counsel and reasonable costs of investigation).

“Closing” means the closing of the transactions contemplated in this Agreement in accordance with the terms hereof.

“Closing Date” means the date on which all of the conditions precedent set forth in Section 3.1 are satisfied in the discretion of the Lender or waived.

“Closing Direct Agreements” means [redacted – commercially sensitive information].

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means all property from time to time subject to, or intended by the terms of the Security Documents to be subject to, the Encumbrances of the Security Documents, including, all present and future, real and personal, property of the Obligors, other than Excluded Property.

“Collateral Account” means each deposit account and investment account of the Obligors that are listed and described in Schedule 6.1.34 attached hereto and any other similar account established by any Obligor with any financial institution after the date hereof.

“Collateral Agent” means TSX Trust Company, in its capacity as collateral agent and its successors and permitted assigns.

“Commercial Advisor” means [redacted – commercially sensitive information].

“Commercially Reasonable Efforts” means efforts which are designed to enable a party, directly or indirectly, to satisfy a condition to, or otherwise assist in the consummation of, the transaction contemplated by this Agreement, and which do not require the performing party to expend any funds or assume liabilities other than expenditures and liabilities which are reasonable in nature and amount in the context of the transaction contemplated by this Agreement.

“Commitment” means $2,140,000,000.00, as may be reduced in accordance with the terms of this Agreement.

“Committees” has the meaning given to such term in Section 13.1.1.

[redacted – commercially sensitive information].

“Compliance Certificate” means the certificate required pursuant to Section 9.2.1(iii), substantially in the form attached hereto as Schedule B and signed by a Responsible Officer of the Borrower.

“Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes to this Agreement or any Loan Document (including changes to the definition of “Business Day,”, the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of Advance Notices or prepayment notices, the applicability and length of lookback periods, the applicability of breakage provisions and other technical, administrative or operational matters) that the Lender decides, acting reasonably, may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the use and administration thereof by the Lender in a manner substantially consistent with market practice (or, if the Lender decides that adoption of any portion of such market practice is not administratively feasible or if the Lender determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Lender decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Loan Documents).

“Contesting in Good Faith”, “Contested in Good Faith” or “Contest in Good Faith” means where any Obligor or a Person on its behalf, as the case may be:

(a)	is contesting in good faith and with due diligence and by proper proceedings the existence, amount or extent of any obligations, Taxes, assessments, claims or Encumbrances;

(b)	if required by GAAP, has established a reserve in accordance with GAAP, unless there is a reasonable likelihood that the obligations, Taxes, assessments, claims or Encumbrances subject to such contest will be required to be paid or satisfied, in which case such Obligor shall establish a reserve for, or deposit with a court of competent jurisdiction or the assessing authority, or with such other Person as is acceptable to the Lender, acting reasonably, sufficient funds or a surety bond, for the total amount of the obligations, Taxes, assessments, claims or Encumbrances, where the application of such reserve, deposit, funds or bond would result in the payment and the discharge of such obligations, Taxes, assessments, claims or Encumbrances and all related interest, costs and expenses; and

(c)	has arranged for the postponement or stay of enforcement of the rights of the Person asserting such obligations, Taxes, assessments, claims or Encumbrances against such Obligor.

“Contingent Obligation” means, with respect to any Person, calculated without duplication, any direct or indirect liability, contingent or otherwise, of that Person: (a) with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; (b) with respect to any letter of credit issued for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings; (c) to make take-or-pay or similar payments if required regardless of non-performance by any other party or parties to an agreement; (d) for the obligations of another through any agreement to purchase, repurchase or otherwise acquire any obligation of another Person or any property constituting security therefor, or to provide funds for the payment or discharge of such obligation; (e) to maintain the solvency, financial condition or any balance sheet item or level of income of another Person; and (f) any other contingent liabilities required to be treated as a liability on a balance sheet of such Person in accordance with GAAP; but excluding operating leases and trade payables arising in the ordinary course of business.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlled” has the corresponding meaning.

“Core Material Project Contracts” means [redacted – commercially sensitive information].

“Core Material Project Contract Counterparty” means a Person (other than an Obligor) that is a party to a Core Material Project Contract.

“Core Telesat MSAs” means [redacted – commercially sensitive information].

“CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator).

“Covenant Agreement” means that certain covenant agreement dated as of the date hereof among the Borrower, Telesat Parent and the Minister, as such agreement may be amended, restated, supplemented, replaced or otherwise modified from time to time.

“Daily Compounded CORRA” means, for any day CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Lender in accordance with the methodology and conventions for this rate selected by or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Lender decides that any such convention is not administratively feasible for the Lender, then the Lender may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA; provided further that if Daily Compounded CORRA as so determined shall be less than the Floor, then Daily Compounded CORRA shall be deemed to be the Floor.

“Daily Compounded CORRA Advance” means an Advance that bears interest at a rate determined by reference to Daily Compounded CORRA.

“DBRS” means DBRS Morningstar, a division of DBRS, Inc.

“Debt” means, with respect to any Person, without duplication, at the date of determination: (a) all indebtedness of such Person for borrowed money and any indebtedness assumed by such Person (whether or not the rights and remedies of the holder of such indebtedness in the event of default may be limited to the foreclosure or sale of specific property), (b) all obligations of such Person for the deferred purchase price of Property or services except deferred compensation, trade payables and accrued expenses incurred in the ordinary course of business, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement (other than operating leases) with respect to property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under Capitalized Leases, (f) all letters of credit, letters of guarantee, performance bonds and similar instruments issued on behalf of such Person, and all reimbursement obligations with respect thereto, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person or in any other Person, (h) all Contingent Obligations of such Person in respect of any of the foregoing items, (i) all Debt referred to in clauses (a) through (h) above of another Person, the payment of which such Person has guaranteed or for which such Person is responsible or liable, (j) all net obligations of such Person in respect of Hedge Agreements (such net obligations to be equal at any time to the termination value of such Hedge Agreements that would be payable by or to such Person at such time), and (k) any other obligation arising under arrangements or agreements that, in substance, constitute indebtedness or other obligation of such Person described in any of (a) through (j) above.

“Default” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to such event, would constitute an “Event of Default”.

“Depreciation and Amortization Expense” means, for any period, depreciation, amortization, depletion and other like reductions to income of the Borrower for such period not involving any outlay of cash, determined, without duplication on a consolidated basis, in accordance with GAAP.

“Direct Agreement” means each direct lender agreement or consent and acknowledgement agreement, in a form and substance satisfactory to the Lender, acting reasonably, entered into by the Collateral Agent, the applicable Obligor and the applicable Core Material Project Contract Counterparty with respect to the applicable Core Material Project Contract, that provides for, among other things, the acknowledgement of the security interest granted in favour of the Collateral Agent in respect of the applicable Core Material Project Contract.

“Disposition” means, in respect of any Person, any sale, lease, transfer, license or other disposition (or series of related sales, leases, licenses, transfers or dispositions) of any property, assets or undertakings (including, for certainty, any Intellectual Property or other intangible assets) (each a “disposition”) by or on behalf of such Person (including any disposition by means of a merger, amalgamation, arrangement, consolidation or similar transaction) whereby any of the property, assets and undertaking of such Person becomes the property of another Person.

“Distributions” means, with respect to any Person, any payment, directly or indirectly, by such Person: (a) of any dividends or distributions on any Equity Interests, other than dividends or distributions payable in any Equity Interest; (b) on account of, or for the purpose of setting apart any property for, a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any Equity Interest of such Person; (c) of any other distribution (other than distributions in any Equity Interest) in respect of any Equity Interests of such Person; (d) of any management, consulting or similar fee or compensation or any bonus payment or comparable payment, including pursuant to any deferred share unit plan, restricted share unit plan or any similar stock option plan, or by way of gift or other gratuity, in each case to the extent such payments are made in cash, to any Affiliate of such Person or to any director, officer or member of the management of such Person or Affiliate of such Person, or (e) any payments with respect to any Debt that is subordinated to or junior to the Obligations.

“EBITDA” means, for any period, Net Income for such period (A) increased by, to the extent reducing Net Income for such period, the sum of (without duplication) and on a consolidated basis, (i)  Interest Expense for such period; (ii)  Income Tax Expense for such period; (iii)  Depreciation and Amortization Expense for such period; (iv) other non-cash items (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid for in a prior period) but including, without limitation, non-cash adjustments related to purchase accounting; (v) losses on disposal of assets, impairment of goodwill and intangible assets and any extraordinary, non-recurring or unusual non-cash items decreasing Net Income for such period acceptable to the Lender; (vi) any unrealized foreign exchange losses or losses on Permitted Hedge Agreements; (vii) severance; and (viii) long-term incentive compensation payable in cash; and (B) decreased by, to the extent increasing Net Income for such period, by the sum of (without duplication) and on a consolidated basis, (i) non-cash items increasing Net Income (excluding any such non-cash item to the extent that it represents the reversal of any accrual or reserve for potential cash item in any prior period); (ii) extraordinary or non-recurring gains; (iii)  net after tax gains or income from disposed or discontinued operations; and (iv) any unrealized foreign exchange gains or gains on Permitted Hedge Agreements; all in accordance with GAAP.

“Elgin Facility” means the facility located at the property municipally known as [redacted – address].

“Eligible Assignee” means any Person that is a Crown corporation (such term shall have the meaning set out in the Financial Administration Act (Canada)).

“Encumbrance” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation, deed of trust, encumbrance, deemed trust or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any Capitalized Lease of Property by such Person as lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances” and “Encumbrancer” will have corresponding meanings.

“Environmental Laws” means all applicable Laws (including Permits and consent decrees as to which the Obligors are a party or otherwise subject, and administrative orders of any Governmental Authority which may affect the Obligors, provided that in the case of guidelines or other non-binding requirements they are customarily complied with by Persons prudently operating a similar business as the Obligors) relating to public health and safety, protection of the environment (including protection of flora and fauna), the presence, handling, storage, disposal, shipment, packing, sale, transportation, generation, use, treatment or Release of Hazardous Materials, above ground or underground storage tanks and occupational health and safety.

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, costs (including any response, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs), losses, damages (including any punitive damages, property damages, natural resource damages, consequential damages, treble damages) and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, administrative order, investigation order (including judicial and administrative orders), proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, regulation, equity or common law, including any arising under or related to any Environmental Laws, Permits, or in connection with any Release or threatened Release or presence of a Hazardous Material whether on, at, in, under, from or about or in the vicinity of any real or personal property.

“Equity Interests” means, with respect to any Person, any shares, interests, participations, rights in, or other equivalents (however designated and whether voting and non-voting and whether or not carrying a residual right to participate in the earnings of the Person or in the Person’s assets on liquidation or dissolution) of, such Person’s capital, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any rights, warrants, options or other rights exchangeable for or convertible into any of the foregoing.

“Equivalent Amount” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is converted into the first currency using the rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at close of business on the immediately preceding Business Day).

“ESHS Consultant” means [redacted – commercially sensitive information] or such other consultant satisfactory to the Lender and the Borrower, each acting reasonably.

“Event of Default” means any of the events described in Section 10.1.

“Event of Abandonment” means (a) a written announcement by the Borrower of a decision to abandon or indefinitely defer or the abandonment of, the construction, completion or operation of a material portion of the Project for any reason, (b) the voluntary suspension or abandonment of all or substantially all activities in respect of the Project for more than thirty (30) consecutive days or (c) the Borrower, shall make any filing with a Governmental Authority giving notice of the intent or requesting authority to abandon the construction, completion or operation of the Project for any reason.

“Event of Loss” means, with respect to any Property, any of the following: (a) any loss, destruction or damage of such Property or (b) any condemnation, seizure, or taking, by exercise of the power of eminent domain, expropriation or otherwise, of such Property, or confiscation of such Property or the requisition of the use of such Property (or any deed in lieu thereof).

“Excess Cash Flow” means, in respect of any Fiscal Year of the Borrower, an amount equal to

(a)	EBITDA for such period; minus

(b)	amounts paid in cash in respect of Taxes with respect to such period (excluding Taxes paid in such period where a certificate contemplated by the following clause (B) was previously delivered) and (B) Taxes that will be paid within six (6) months after the end of such period and for which reserves have been established; provided that Borrower shall deliver a certificate to the Lender not later than thirty (30) days after the end of such period certifying that such taxes will be paid within such six (6) month period; minus

(c)	cash Interest Expense for such period; plus

(d)	cash received from interest to the extent that such cash was not included in the calculation of EBITDA; plus

(e)	liquidated damages received in cash under any Material Project Contract during such period; minus

(f)	increases in Working Capital and long-term assets during such period; plus

(g)	decreases in Working Capital and long-term assets during such period; minus

(h)	(A) Capital Expenditures paid in cash during such period, and (B) Capital Expenditures paid in cash after such period but prior to the date of payment of the Excess Cash Flow Prepayment Amount with respect to such period, provided that, in each case, such Capital Expenditures were not financed with proceeds of Debt or an equity issuance and provided that any amount so deducted shall not be deducted again in a subsequent applicable period; minus

(i)	Capital Expenditures that the Borrower shall, during such period, become obligated to pay in cash but that are not made during such period, provided that (A) the Borrower shall deliver a certificate to the Lender not later than ninety (90) days after the end of such applicable period, signed by an officer of the Borrower and certifying that such Capital Expenditures were made during the ninety (90) days following the applicable period, (B) any amount so deducted shall not be deducted again in a subsequent applicable period, and (C) such Capital Expenditures were not financed with proceeds of Debt or an equity issuance; minus

(j)	(A) the sum of all scheduled payments of principal under this Agreement, the IQ Loan Agreement and [redacted – commercially sensitive information] paid in cash during such period and (B) the sum of all scheduled payments of principal under this Agreement, the IQ Loan Agreement and [redacted – commercially sensitive information] paid in cash after such period but prior to the date of payment of the Excess Cash Flow Prepayment Amount with respect to such period, provided that, in each case, such payments were not financed with proceeds of Debt or an equity issuance and provided that any amount so deducted shall not be deducted again in a subsequent applicable period.

“Excess Cash Flow Certificate” means an excess cash flow certificate substantially in the form attached hereto as Schedule C.

“Excess Cash Flow Prepayment Amount” means, for any applicable Fiscal Year, the Excess Cash Flow with respect to such Fiscal Year multiplied by 50% (subject to the adjustment provided in Section 5.2.5), provided that if the Excess Cash Flow with respect to any applicable Fiscal Year is less than US$25,000,000 as confirmed by the applicable Excess Cash Flow Certificate, then the Excess Cash Flow Prepayment Amount for such Fiscal Year shall be $0.

“Excluded Property” means [redacted – commercially sensitive information].

“Excluded Subsidiaries” means, at any time, any Subsidiary of Telesat LEO Parent that is not a Material Subsidiary. For certainty, as at the Closing Date, Telesat France SAS, an entity formed under the laws of France, and Lightspeed LEO Mexico S.A. de C.V., an entity formed under the laws of Mexico, are Excluded Subsidiaries in each case until such time as it becomes a Material Subsidiary.

“Excluded Taxes” means, with respect to the Lender,(A) any Taxes imposed on or measured by its net income, capital gains or capital, any franchise Taxes and any branch Tax, branch profits Tax or any similar Tax, in each case, which are imposed or levied by any jurisdiction or any political subdivision of such jurisdiction solely as a result of the Lender (i) being organized under the laws of such jurisdiction or any political subdivision of such jurisdiction, (ii) having its principal office or lending office in such jurisdiction, (iii) being resident in such jurisdiction, (iv) carrying on business in such jurisdiction, or (v) having any other present or former connection with such jurisdiction (other than a connection arising solely from the Lender having entered into, received payments under or performed its obligations under this Agreement), (B) any Taxes imposed due to the Lender not dealing at Arm’s Length with the Borrower or the Guarantor, or due to the Lender being, or not dealing at Arm’s Length with, a “specified shareholder” (within the meaning of subsection 18(5) of the Tax Act) of the Borrower, (C) any withholding Taxes imposed on any amount payable to or for the account of the Lender under FATCA, and (D) any Taxes imposed as a result of the failure of the Lender to comply with the provisions of Sections 12.2.5 and 12.2.6 of this Agreement. For greater certainty, Excluded Taxes in (a) above shall not include any tax under Part XIII of the Tax Act.

“FATCA” means section 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities implementing such sections of the Code.

“Final Project Completion Date” means the date that the Final Telesat LEO Project is completed and [redacted – commercially sensitive information] Satellites shall have been Delivered (as defined in the MDA Agreement) and/or launched (recognizing that some Satellites may be held in reserve as ground spares and not launched) and the constellation shall be Operational.

“Final Telesat LEO Project” means the design, construction, testing, delivery, launch, Operation and/or maintenance of the Borrower’s low earth orbit satellite constellation of [redacted – commercially sensitive information] Satellites and associated infrastructure, including:

(a)	all earth stations used in connection with the Final Telesat LEO Project, including Landing Stations and terrestrial network segments;

(b)	all expansions, additions, improvements and modifications thereto made from time to time, whether or not of a capital nature;

(c)	all present and future tangible property, tangible assets, chattels, interests in lands (including the Real Property Interests), equipment, machinery, inventory, fixtures, buildings and other tangible goods of every description in each case owned, held, operated or maintained by the Obligors and related to or used in connection therewith;

(d)	all present and future choses in action, contracts, agreements, books and records, computer tapes and disks, computer hardware and software, communications and control hardware and software, licences, receivables (including the Collateral Accounts), Permits, trademarks, technology and know-how, all revenue of any kind or nature generated by the Final Telesat LEO Project, and other rights and benefits related to or in connection with the Final Telesat LEO Project in each case owned, held, operated or maintained by the Obligors, including the Project Contracts; and

(e)	the proceeds (both immediate and derivative) from any of the foregoing,

(f)	all as to be designed, constructed, delivered, launched and Operated as contemplated in the Material Project Contracts.

“Financial Advisor” means [redacted – commercially sensitive information] or such other Person appointed by the Lender to act as financial advisor to the Lender.

“Financial Assistance” means, without duplication and with respect to any Person, (a) all loans granted by that Person and Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters (of the type that create a Contingent Obligation), or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business) and obligations to make advances or otherwise provide financial assistance to any other entity, and (b) all acquisitions of any Equity Interest or any other interest in a Person or investments made by that Person in another Person or Persons.

“Financial Model” means the financial model originally prepared by the Borrower and provided to the Lender, as such financial model has been amended and updated up to the Closing Date and is attached hereto as Schedule D.

“Fiscal Quarter” means each of the four (4) consecutive quarterly periods the last of which ends on December 31.

“Fiscal Year” means any period of four (4) consecutive Fiscal Quarters ending on December 31.

“Floor” means a rate of interest equal to 0% per annum.

“Force Majeure” means any act of God, strike, walkout or other industrial disturbance, act of public enemies, act or threat of terrorism, war (declared or undeclared) and warlike events, blockade, insurrection, sabotage, riot, embargo, epidemic, pandemic and quarantine restrictions (except the coronavirus disease (COVID-19) pandemic), catastrophic weather conditions (including, without limitation, hurricane, tornado and typhoon) land slide, lightning, earthquake, storm, flood, washout, fire, explosion, mechanical failure, nuclear and radiation activity, inability to obtain materials, order, restraint, or prohibition by any governmental authority, applicable Laws, orders, injunctions, prohibitions or directions of any court of competent jurisdiction, and without limitation, any arrest and restraint of rulers and people, civil disturbance, including environmental protests, explosions, and any other causes (except financial) not within the control of the Borrower, so far as it is affected by such cause and by the exercise of due diligence, the Borrower was not able to avoid or overcome, or any other circumstance that constitutes a “Force Majeure Event” under the MDA Agreement.

“Funding Agreement” means the funding agreement dated as of September 22, 2020 between His Majesty the King in Right of Canada and the Borrower, as the same may be amended, restated, supplemented, replaced or otherwise modified from time to time.

“Funding Direct Agreements” means the Direct Agreements delivered in respect of [redacted – commercially sensitive information].

“GAAP” means generally accepted accounting principles in effect from time to time in Canada, as established or adopted by the Accounting Standards Board (Canada) or any successor body, including the International Financial Reporting Standards.

“GoC Integrity Regime” means avoiding the commission of any offence that would make a supplier ineligible to do business with the Government of Canada under the Government of Canada’s Integrity Regime (https:tpsgc-pwgsc.gc.ca/ci-if/ci-if-eng.html).

“Governmental Authority” means the government of any nation, province, territory, municipality, state or other political subdivision of any nation, any and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any quasi-governmental or self-regulatory organization or instrumentality exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing; provided, however, that the Lender shall not be considered to be a “Governmental Authority”.

“Ground Segment Agreements” means any agreement to supply terrestrial Project related equipment.

“Guarantee” means a guarantee of the Obligations of the Borrower granted by each Guarantor in favour of the Collateral Agent, for the benefit of itself, the Lender and the Pari Passu Secured Parties, in form and substance satisfactory to the Lender.

“Guarantors” means collectively the Canadian Guarantors and the US Guarantors and “Guarantor” means any one of them.

“Hazardous Materials” means:

(a)	any oil, flammable substances, explosives, radioactive materials, hazardous waste or substances, toxic waste or substances or any other waste, contaminants, materials or pollutants defined in or controlled or regulated by Environmental Laws, including those which may:

(b)	pose a hazard, or are likely to pose a hazard, to the Real Property Interests, the natural environment (including flora and fauna) or to human health, or to any other property owned or controlled by the Obligors, or to Persons on or about the Real Property Interests or any other property owned or controlled by the Obligors; or

(c)	cause the Real Property Interests, or any other property owned or controlled by the Obligors, to be in violation of any Law;

(d)	asbestos in any form which is or could become friable, urea formaldehyde foam insulation, transformers or other equipment which contain dielectric fluid containing levels of polychlorinated biphenyls in excess of limits prescribed by Law, or radon gas;

(e)	any chemical, material or substance defined in or regulated pursuant to Environmental Law, including those included in the definition of “contaminant”, “pollutant”, “dangerous goods”, “deleterious substance”, “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous waste”, “special waste” or “toxic substance”, “waste” or similar definitions under any Law; and

(f)	any other chemical, material or substance, exposure to which, or Release of which is prohibited, limited or regulated by any Governmental Authority or which may or could pose a hazard to the occupants of the Real Property Interests, the natural environment (including flora and fauna) or human health, or to any other property owned or controlled by the Obligors, or to the owners or occupants of property adjacent to or surrounding the Real Property Interests, or any other property owned or controlled by the Obligors, or to any other Person coming upon the Real Property Interests or any other property owned or controlled by the Obligors or adjacent or surrounding property.

“Hedge Agreement” means an agreement, whether in the form of an ISDA Master Agreement, a futures contract, a swap transaction, an option, a cap transaction, floor transaction, collar transaction, forward sale, put, or otherwise, designed for managing, mitigating or eliminating risks relating to credit exposure, interest rates, currency or commodities.

“Hedge Liabilities” means at any time and from time to time all net liabilities of the Borrower which are owing as at such time with respect to hedging transactions entered into by the Borrower pursuant to any Permitted Hedge Agreement.

“Income Tax Expense” means, with respect to the Borrower, for any period, the aggregate, without duplication and on a consolidated basis, of all Taxes on the income of the Borrower for such period, determined in accordance with GAAP.

“Indemnified Taxes” means Taxes other than the Excluded Taxes.

“Independent Director” means a director that meets the criteria for independence under section 1.4 of National Instrument 52-110 Audit Committees.

“Independent Entity” means [redacted – commercially sensitive information].

“Indigenous group” means any Indian or Indian Band (as those terms are defined in the Indian Act (Canada)) or community identifying as Indigenous, Inuit, Métis or Aboriginal or any group asserting or otherwise claiming an Aboriginal or treaty right, including Aboriginal title, and any Person or group with a legal and valid right to represent the foregoing.

“Information” has the meaning set forth in Section 15.1.1.

“Initial Interest Period” means, with respect to each Advance, the period commencing on the Advance Date and ending on the last Business Day of the Fiscal Quarter in which such Advance occurred.

“Initial Outside Date” means [redacted – commercially sensitive information].

“Initial Project Completion Date” means the date upon which the initial [redacted – commercially sensitive information] Satellites of the Project shall have been launched and at least [redacted – commercially sensitive information] Satellites are Operational and that the FSA2 (Enhanced Global Service) Milestone as defined Schedule G shall have occurred; provided that, such date shall not in any event be later than the Initial Outside Date.

“In-Orbit Third-Party Liability Insurance” means the policy of insurance specified in Section 3 of Schedule 8.1.

“Insolvency Event” means, with respect to any Person, that:

(a)	it has ceased paying its current obligations in the ordinary course of business as they generally become due, or generally not paying its debts or meeting its liabilities as the same generally become due, or suspending the conduct of its business, or admitting in writing its inability to pay its debts generally, or declaring any general moratorium on payment of its indebtedness or interest thereon, or proposing a compromise or arrangement between it and any of its creditors;

(b)	the aggregate of its Property is not, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would not be sufficient to enable payment of all of its obligations, due and accruing due;

(c)	it has made an assignment of all or any part of its Property for the general benefit of its creditors, whether or not under the Bankruptcy and Insolvency Act (Canada), or institutes any other Insolvency Proceeding;

(d)	it has instituted against it any Insolvency Proceeding, unless: (a) it is at all times vigorously contesting such Insolvency Proceeding in good faith; and (b) any order or relief granted therein is vacated, discharged, stayed or overturned on appeal within thirty (30) days from the granting thereof; or

(e)	take any action to authorize, approve, consent to, or assist any of the actions described above.

“Insolvency Legislation” means legislation in any applicable jurisdiction relating to bankruptcy, insolvency, reorganization, arrangement, compromise or readjustment of debt, dissolution or winding-up, the enforcement by creditors of Encumbrances, or any similar legislation, and specifically includes, for greater certainty, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), the Bankruptcy Code (United States), the Canada Business Corporations Act and its provincial equivalents, and any provincial Personal Property Security Act.

“Insolvency Proceeding” with respect to any Person means any proceeding, action, application, case or legal process commenced by or in respect of such Person under any existing or future Applicable Law of any jurisdiction, domestic or foreign, relating to bankruptcy or insolvency, or otherwise seeking:

(a)	to adjudicate or declare it to be a bankrupt or insolvent person, or a declaration that an act of bankruptcy has occurred;

(b)	liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement of debt, adjustment, protection, moratorium, relief of debtors, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any Applicable Law relating to bankruptcy, insolvency, winding-up, reorganization, administration, plans of arrangement in respect of debt, proposals, relief with respect to its debts, or protection of debtors;

(c)	the appointment of a Receiver for it or for all or any substantial part of its Property;

(d)	the enforcement or exercise of any right or remedy under Applicable Law in respect of a security interest (whether contractual, statutory, or otherwise), hypothecs, mortgages, trusts or deemed trusts (whether contractual, statutory, or otherwise), liens, executions, levies, charges, or other financial or monetary claims, or creditors’ rights, whether or not they have attached or been perfected, registered or filed, against all or any substantial part of its assets; or

(e)	the issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets,

(f)	in each case whether pursuant to any Insolvency Legislation or otherwise.

“Insurance” means:

(a)	the Pre-launch and Transit Insurance;

(b)	the Launch Insurance;

(c)	the In-Orbit Third-Party Liability Insurance;

(d)	property damage insurance for property other than Satellites;

(e)	Launch Liability Insurance; and

(f)	any other insurance cover effected or maintained by the Obligors pursuant to Schedule 8.1.

“Insurance Consultant” means [redacted – commercially sensitive information] such other Person appointed by the Lender to act as insurance consultant to the Lender and, provided that no Default or Event of Default has occurred and is continuing, approved by the Borrower (such approval not to be unreasonably withheld). If at any time there is no Insurance Consultant, or the Insurance Consultant is not in the opinion of the Lender discharging its duties and responsibilities hereunder, the Lender shall appoint a replacement Insurance Consultant with the consent of the Borrower (provided that, if a Default or an Event of Default has occurred and is continuing, no such consent is required), such consent not to be unreasonably withheld or delayed.

“Intellectual Property” means all trade secrets, know-how and other proprietary information; trademarks, trademark applications, internet domain names, URLs, content of the various websites, all ecommerce and site traffic information, social media accounts and google analytics accounts, service marks, trade dress, trade names, business names, designs, logos, slogans (and all translations, adaptations, derivations and combinations of the foregoing) indicia and other source and/or business identifiers, all customer information, all goodwill associated therewith and all registrations or applications for registrations which have heretofore been or may hereafter be filed throughout the world; all copyrights; and copyright applications (including copyrights for computer programs) and all tangible and intangible property embodying the copyrights; unpatented inventions (whether or not patentable); all patents and patent applications which have been or may hereafter be filed throughout the world; all industrial design applications and registered industrial designs which have been or may hereafter be filed throughout the world; all renewals, reissues, continuations, continuations in part or extension of any of the foregoing; license agreements related to any of the foregoing and income therefrom; all books, records, writings, literature, computer tapes or disks, flow diagrams, specification sheets, blueprints, computer software, processes, source codes, object codes, executable code, data, databases and other physical manifestations, embodiments or incorporations of any of the foregoing; ; all license fees, royalties, damages, and payments now and hereafter due or payable under and with respect to the foregoing, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof; all other intellectual property; and all common law and other rights throughout the world in and to all of the foregoing.

“Intellectual Property Licenses” means, any licenses or other similar rights in or with respect to Intellectual Property owned or controlled by any Obligor or any other Person, to which the Obligor is a party, including (x) any software license agreements (other than license agreements for commercially available off-the-shelf software that is generally available to the public which have been licensed to an Obligor pursuant standard form to end-user licenses), (y) the license agreements listed on Schedule 6.1.23 (as such Schedule may be updated by the Borrower with written notice to Lender from time to time), and (z) the right to use any of the licenses or other similar rights described in this definition in connection with the enforcement of the Lender’s rights under the Loan Documents.

“Intellectual Property Security Agreements” means all intellectual property security agreements, including patent security agreements, copyright security agreements and trademark security agreements executed and delivered by the Obligors, or any of them, and Lender, in each case, in form and substance satisfactory to Lender.

“Intercreditor Agreement” means the collateral agency and intercreditor agreement dated as of the date hereof among the Collateral Agent, the Obligors, the Lender, IQ, [redacted – commercially sensitive information], as such agreement may be amended, restated, supplemented, replaced or otherwise modified from time to time.

“Interest Expense” of the Borrower means, for any period, without duplication and on a consolidated basis, the aggregate amount of interest and other financing charges paid or payable by the Borrower, on account of such period with respect to Debt including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee, standby fees, the interest component of Capitalized Leases, all as determined in accordance with GAAP.

“Interest Hedge” means an agreement, whether in the form of an ISDA Master Agreement, a futures contract, a swap transaction, an interest rate option, a cap transaction, floor transaction, collar transaction or otherwise, designed for managing, mitigating or eliminating risks relating to interest rate fluctuations.

“Interest Payment Date” means, in respect of each Advance, the last Business Day of each applicable Initial Interest Period and Interest Period, provided that the Maturity Date or, if applicable, any earlier date on which the Loan Facility is fully cancelled or permanently reduced in full, shall be an Interest Payment Date with respect to all Advances then outstanding under the Loan Facility.

“Interest Period” means (a) with respect to a Term CORRA Advance (or where a Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, a Daily Compounded CORRA Advance), the period of approximately three (3) months commencing on and including the last day of the Initial Interest Period and ending on and excluding the last day of the immediately following Fiscal Quarter, and thereafter, each successive period of approximately three (3) months commencing on and including the last day of the prior Interest Period and ending on and excluding the last day of the immediately following Fiscal Quarter; provided however that (i) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (iii) no Interest Period shall extend beyond the Maturity Date.

“Investment” means, as applied to any Person (the “investor”), any direct or indirect purchase or other acquisition by the investor of, or a beneficial interest in, Equity Interests of any other Person, including any exchange of Equity Interests for indebtedness, or any direct or indirect loan, advance (excluding for certainty any prepayment for goods and/or services on standard market terms in the ordinary course of business) or capital contribution by the investor to any other Person, or any direct or indirect purchase or other acquisition of bonds, notes, debentures or other debt securities of, any other Person.

“IP Reorganization” means that certain corporate reorganization pertaining to the intellectual property rights of the Borrower and Telesat Technology to occur following the date hereof, the details of which shall be provided by the Borrower to Lender prior to the Borrower proceeding with such corporate reorganization.

“IT Systems” means the computer, information technology, and data processing systems, facilities and services used or controlled by an Obligor in the conduct of its business, including all software, systems hardware, networks, interfaces, platforms and related systems and services.

“IQ” means Investissement Québec.

“IQ Investment Agreements” means the IQ Warrant Agreement and the IQ Loan Agreement.

“IQ Loan” means the loan in the principal amount of $400,000,000 made by IQ in favour of the Borrower pursuant to the IQ Loan Agreement.

“IQ Loan Agreement” means the loan agreement dated as of the date hereof among, inter alios, IQ and Borrower, as amended, restated, supplemented, replaced or otherwise modified from time to time.

“IQ Proportionate Repayment Basis” means, at any relevant time, the ratio of (a) the aggregate principal amount of advances disbursed by IQ under the IQ Agreement, to (b) the aggregate principal amount of advances disbursed by (i) IQ under the IQ Loan Agreement and (ii) the Lender under this Agreement, in each case, taking into account any voluntary and mandatory repayments made by the Borrower to the Lender or IQ, as applicable, prior to such time.

“IQ Term Sheet” means that certain term sheet dated as of July 15, 2024 among the Borrower, Telesat Parent and IQ.

“IQ Warrant Agreement” means that certain warrant agreement dated on or before the date of the initial Advance between the Borrower and IQ, as amended, restated, supplemented, replaced or otherwise modified from time to time.

“IQ Warrants” means warrants to purchase common shares of the Borrower issuable to IQ pursuant to the IQ Warrant Agreement.

“Judgment Conversion Date” has the meaning set forth in Section 15.4.1(b).

“Judgment Currency” has the meaning set forth in Section 15.4.1.

“Landing Station” means the gateway between the satellite and the ground network consisting of antennas to transmit and receive signals from satellites, baseband modems, and network routers, and the supporting infrastructure to operate the equipment.

“Landlord Access Agreement” means a consent agreement from each landlord, bailee or warehousemen of any Leased Real Property (other than Specified Landing Stations) or other premises that are occupied by any Obligor or at which any of its property is located, substantively in accordance with the form set out in Schedule E attached hereto or that is otherwise acceptable to the Lender, acting reasonably.

“Launch” means launch as defined in the applicable launch services agreement including, without limitation, the Launch Agreements.

“Launch Agreements” means [redacted – commercially sensitive information].

“Launch Contractor” means Space Exploration Technologies, Corp.

“Launch Insurance” means the policy of insurance specified in Section 1 of Schedule 8.1.

“Launch Liability Insurance” means the policy of insurance specified in Section 4 of Schedule 8.1.

“Leased Real Property” means the lands and premises, including any Landing Stations, leased by any of the Obligors on the Closing Date required for the design, construction, testing, delivery, launch, Operation or maintenance of the Project or otherwise used by any Obligors or necessary for the Project and described in Schedule 6.1.18 (as updated from time to time in accordance with this Agreement) and includes lands and premises leased by any of the Obligors after the date hereof.

“Leases” means the lease agreements and all present and future leases, agreements to lease, offers to lease, letters of intent to lease, licences, rights of use or occupancy, tenancy agreements and other similar agreements and instruments (including any option to renew and any purchase rights contained therein) entered into by any Obligor, as amended, restated, supplemented, replaced or otherwise modified from time to time, and each such agreement is a “Lease”.

“Lender” has the meaning set forth in the preamble to this Agreement and includes any Persons from time to time designated as a Lender in accordance with Section 14.1, and includes each of their successors and permitted assigns.

“Lender Affiliates” means with respect to the Lender, (i) an Affiliate of such Lender, (ii) His Majesty the King in Right of Canada, including public officers (which includes ministers of the Crown and any person employed in the federal public administration), contractors, representatives, agents or advisors retained by the federal public administration, or (iii) any Person that is engaged in making, purchasing, holding or otherwise investing in loans and similar extensions of credit in the ordinary course of its business and is administered or managed by the Lender or an Affiliate of the Lender.

“Lender’s Counsel” means the firm or firms acting as legal counsel to the Lender from time to time.

“Liquidity” means, at any time, the aggregate amount of cash and Cash Equivalents of the Borrower on a consolidated basis located in Canada that are located in Collateral Accounts, are subject to a Blocked Account Agreement and are not subject to any Encumbrance other than Encumbrances in favour of the Collateral Agent.

“Loan Documents” means this Agreement, the Blocked Accounts Agreement, the Security Documents, the Securityholder Agreement, the Direct Agreements, the Intercreditor Agreement, the certificates representing the Warrants, the Warrant Agreement, the Covenant Agreement, [redacted – commercially sensitive information] and all present and future agreements delivered by the Obligors to the Lender pursuant to, or in respect of the agreements referred to in this definition, and “Loan Document” means any one of the Loan Documents.

“Loan Facility” has the meaning set forth in Section 2.1.

“Major Counterparty” has the meaning set forth in Section 10.1(y).

“Material Adverse Effect” means any event or occurrence of whatever nature that would reasonably be expected to result in a material adverse effect on:

(a)	the business, assets, condition (financial or otherwise) or operations of the Obligors (taken as a whole) and/or the Project or, after the Final Project Completion Date, the Final Telesat LEO Project, as applicable;

(b)	the ability (financial or otherwise) of the Obligors (taken as a whole) to pay or perform or comply with any of their respective material obligations under the Loan Documents or the Material Project Contracts;

(c)	the validity, perfection or priority of the Encumbrances on the Collateral in favour of the Collateral Agent (other than, with respect to priority of the Encumbrances, subject only to Permitted Encumbrances that, pursuant to applicable Law, are entitled to a higher priority than the Encumbrances of the Collateral Agent);

(d)	the ability of the Lender or the Collateral Agent to enforce their respective material rights and remedies under any of the Loan Documents;

(e)	the validity or enforceability of any of the Loan Documents; or

(f)	the remedies of the Collateral Agent or the Lender under the Security Documents or any other Loan Documents.

“Material Project Contracts” means, collectively, each contract and agreement that is material in any respect to the Project, as determined by the Lender, acting reasonably, in consultation with the Borrower and the Technical Advisor including, without limitation, the contracts and agreements set forth on Schedule 6.1.16 attached hereto, each Additional Material Project Contract and any replacement of any of the foregoing.

“Material Project Counterparty” means a Person (other than an Obligor) that is a party to a Material Project Contract.

“Material Subsidiary” means, at any time, any Subsidiary of the Telesat LEO Parent (i) whose total assets (including its consolidated subsidiaries) have a book value equal to or exceeding 5% of the Borrower’s total assets, (ii) whose gross annual operating income (including its consolidated subsidiaries) is equal to or exceeds 5% of the Borrower’s gross annual consolidated operating income in the year for which the Borrower’s most recent consolidated financial statements were prepared, (iii) who owns any Intellectual Property or any other assets material to the Project, (iv) who is party to any Material Project Contract, (v) who owns any Owned Real Property, (vi) who leases any Leased Real Property, or (vii) any Subsidiary designated as a Material Subsidiary by the Borrower for purposes of compliance with the requirements of Section 9.4.27.2 or otherwise by the Borrower.

“Maturity Date” means the date falling on the fifteenth year anniversary of the date of the initial Advance or, if such date is not a Business Day, then the immediately preceding Business Day.

“MDA” means MacDonald, Dettwiler and Associates Corporation, and its successors and assigns.

“MDA Agreement” means [redacted – commercially sensitive information].

“MDA Event of Default” has the meaning [redacted – commercially sensitive information].

“Measurement Period” means, as of any date of determination, the four consecutive Fiscal Quarters most recently ended.

“Milestone Certificate” means, in the case of each Advance, a certificate to be provided by the Borrower to the Lender substantially in the form attached hereto as Schedule F which shall be in form and substance satisfactory to the Lender and approved by the Technical Advisor in accordance with this Agreement.

“Milestones” means each of the milestones set out on Schedule G attached hereto.

“Minister” means the Minister of Industry.

“Monthly Progress Report” has the meaning set forth in Section 9.2.1(v).

“Moody’s” means Moody’s Investors Service, Inc.

“Net Cash Proceeds” means: (a) in connection with any Disposition, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds actually received from deferred payments of principal pursuant to a note, a receivable or otherwise), net of legal fees, accountants’ fees, investment banking fees, and other customary fees and expenses actually incurred in connection therewith and net of taxes paid (after taking into account any available tax credits or deductions and any tax sharing arrangements); and (b) in connection with any issuance or sale of Equity Interests or any incurrence of Debt, the cash proceeds received from such issuance or incurrence, net of legal fees, investment banking fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith.

“Net Income” means, for any period, the consolidated net income (or loss) of the Borrower on a consolidated basis for such period, determined in accordance with GAAP.

“Non-Arm’s Length” and similar phrases have the meaning attributed thereto in the Income Tax Act (Canada); and “Arm’s Length” has the opposite of such meaning.

“Non-Consolidation Opinions” has the meaning given to such term in Section 3.1.24.

“Obligations” means all of the present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation, any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to an Insolvency Event of any Obligor, whether or not allowed or allowable as a claim in any such case, proceeding or other action), of any Obligor owing to or in favour of the Lender (or assignee thereof) under, pursuant to, in connection with, relating to or with respect to the Loan Facility, this Agreement and each of the other Loan Documents and any unpaid balance thereof.

“Obligors” means the Borrower and the Guarantors.

“Observer” has the meaning given to such term in Section 13.1.1.

“Officer’s Certificate” means a certificate executed by a Responsible Officer in his or her capacity as such.

“On-Orbit Satellite Acceptance” means acceptance of each Satellite as set out in clause 8A of the MDA Agreement.

“Open Source Software” means any software that is identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or any other licenses that substantially conforms to the Open Source Definition (www.opensource.org/osd), including the GNU General Public License, the GNU Lesser General Public License, the GNU Affero General Public License, the Apache License, the MIT License, and the BSD license.

“Operate” where used in relation to the Project or the Final Telesat LEO Project, as applicable, includes all aspects of operations and maintenance of the Project or the Final Telesat LEO Project, as applicable, and all other activities associated therewith. “Operation”, “Operated”, “Operational”, and “Operating” have correlative meanings.

“Operating Budget” means a forward looking one year operating, maintenance and capital budget for the Project, in form and substance satisfactory to the Lender, acting reasonably.

“Organizational Documents” means, with respect to any Person, such Person’s articles or other charter documents, by-laws, unanimous shareholder agreement, partnership agreement, joint venture agreement, operating agreement, limited liability company agreement or trust agreement, as applicable, and any other similar agreements, documents and instruments relative to such Person, setting forth matters relating to the governance of such Person, including the manner of election or duties of the directors, officers or managing members of such Person or the designation, amount or relative rights, limitations and preferences of any Equity Interests of such Person.

“Other Taxes” means all present or future stamp or documentary taxes or any other similar excise or property taxes, charges or levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of this Agreement or any other Loan Document, but does not include Excluded Taxes.

“Outside Date” means April 30, 2034.

“Owned Real Property” means the real property, including any Landing Stations, owned by any of the Obligors on the Closing Date required for the design, construction, testing, delivery, launch, Operation or maintenance of the Project or otherwise used by any Obligor or necessary for the Project and legally described in Schedule 6.1.18 (as updated from time to time in accordance with this Agreement) and includes real property acquired by any of the Obligors after the date hereof.

“Pari Passu Financing Documents” means, collectively, [redacted – commercially sensitive information] and the IQ Loan Agreement.

“Pari Passu Secured Parties” means, collectively, [redacted – commercially sensitive information], IQ and [redacted – commercially sensitive information], and each of their successors and assigns.

“Payment Account” means such accounts as may be notified by the Lender to the Borrower.

“Pension Plan” means any plan, program, policy arrangement or understanding that is a pension plan for the purposes of any Applicable Law (whether or not registered under any such laws) which is maintained, administered or contributed to by the Borrower or any Subsidiary in respect of any person’s employment with the Borrower or any Subsidiary, and all related funding agreements, agreements, arrangements and understandings in respect of, or related to, any benefits to be provided thereunder or the effect thereof on any other compensation or remuneration of any employee.

“Permits” any permit, licence, approval, consent, guideline, order, right, certificate, registration, judgment, writ, injunction, award, determination, direction, decree, authorization, screening, assessment, franchise, privilege, grant, waiver, exemption and other similar concession made by or under applicable Law of, by or from any Governmental Authority or otherwise required pursuant to applicable Law including, without limitation, Environmental Laws (and shall include any required amendment or amendments).

“Permitted Debt” means, without duplication:

(a)	the Obligations;

(b)	Subordinated Debt;

(c)	Debt owed by an Obligor to another Obligor;

(d)	Purchase Money Security Interests and Capitalized Leases granted by the Obligors in a principal amount not to exceed $25,000,000 in the aggregate at any time, excluding obligations under leases for Leased Real Property;

(e)	deferred purchase or payment price obligations incurred under [redacted – commercially sensitive information];

(f)	Debt incurred under the IQ Loan so long as such Debt is subject to the Intercreditor Agreement and not in a principal amount in excess of $400,000,000;

(g)	Debt incurred under [redacted – commercially sensitive information];

(h)	Hedge Liabilities under Permitted Hedge Agreements; and

(i)	Debt incurred by the Borrower after the Project Completion Date for the purpose of Capital Expenditures required in order to design, develop, construct, install, launch, commercialize, own and Operate the additional Satellites required in order to achieve the Final Project Completion Date, in an amount and on terms satisfactory to the Lender, acting reasonably.

“Permitted Disposition” means any Disposition made by the Obligors (i) which, in the aggregate when combined with any other Disposition made by the Obligors does not exceed $10,000,000 during the term of the Loan Facility; or (ii) in the ordinary course of business; or (iii) of obsolete assets.

“Permitted Distributions” means each of the following provided that at the time of such Distribution, no Default or Event of Default shall have occurred or will occur by the making of such Distribution:

(a)	Distributions by any Obligor (other than the Borrower) to any other Obligor;

(b)	Distributions made to Telesat LEO Parent for the sole purpose of paying administrative expenses of Telesat LEO Parent, up to $[redacted – commercially sensitive information] per Fiscal Year;

(c)	payment of executive compensation and bonus payments to any director, officer or member of the management of an Obligor or an Affiliate of an Obligor not in contravention of the [redacted – commercially sensitive information];

(d)	payments made by any Obligor under the Telesat MSAs not to exceed (i) $[redacted – commercially sensitive information]in the aggregate for each of the Fiscal Years ended December 31, 2024 and December 31, 2025, (ii) $[redacted – commercially sensitive information] in the aggregate for each of the Fiscal Years ended December 31, 2026 through December 31, 2029, and (iii) $[redacted – commercially sensitive information] in the aggregate for each Fiscal Year thereafter;

(e)	payment in cash made by the Borrower under the Warrants and the IQ Warrants, in each case in accordance with the terms thereof;

(f)	payments of any principal, interest and fees with respect to any Subordinated Debt, to the extent permitted by, and only if made in strict compliance with, the terms and conditions of the relevant subordination agreement entered into between the applicable Obligor, the subordinated lender and the Lender in respect thereof; and

(g)	Distributions by any Obligor to the Excluded Subsidiaries to fund their operating expenses and liabilities, up to $1,000,000 in the aggregate per Fiscal Year (inclusive of any amount Invested in the Excluded Subsidiaries by any Obligor pursuant to Section 9.4.25).

“Permitted Encumbrances” means, in respect of any Person at any time, any one or more of the following:

(a)	Encumbrances for Taxes, assessments or government charges or levies not at the time due and delinquent or the validity of which is at the time being Contested in Good Faith;

(b)	security given to a public utility or any other Governmental Authority when required by such utility or other Governmental Authority in connection with the operations of such Person in the ordinary course of its business and for the purpose of carrying on the same;

(c)	Purchase Money Security Interests and Capitalized Leases (to the extent they constitute Debt permitted by Section 9.4), excluding obligations under leases for Leased Real Property, securing or evidencing unpaid obligations not in excess of a principal amount of $25,000,000 (or the Equivalent Amount in other currencies) in the aggregate at any time;

(d)	agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including (without limitation) subdivision agreements, servicing agreements, development agreements, site plan control agreements, engineering, grading or landscaping agreements and similar agreements and which do not materially adversely affect the use or intended use of the property;

(e)	reservations, limitations, appropriations, provisos and conditions in the original grant from the Crown and statutory exceptions to title;

(f)	inchoate or statutory Encumbrances of contractors, subcontractors, mechanics, workers, suppliers, material suppliers, carriers and others in respect of the construction, maintenance, repair or operation of the property, provided that:

(g)	any such Encumbrance is related to obligations not due or delinquent, such Encumbrance is not registered against title to the Real Property Interests by any Encumbrance claimant; or

(h)	if such Encumbrance is registered against title to the Real Property Interests by any Encumbrance claimant, the Borrower has advised the Lender in writing that it is acting diligently and in good faith to discharge or vacate any registered Encumbrance or to have withdrawn or cancelled any notice of Encumbrance, and that it is maintaining adequate holdbacks as required by the applicable Law in respect of such Encumbrance and further provided that in any event, such registered Encumbrance is discharged or vacated or such notice is withdrawn or cancelled by the applicable Encumbrance claimant in each case within 30 days of the initial registration or giving of notice, as applicable;

(i)	undetermined or inchoate liens, rights of distress and charges incidental to current operations that have not at such time been filed, registered or exercised and of which the Lender has not been given notice, or that relate to obligations not due or payable, or if due, the validity of which is being Contested in Good Faith;

(j)	zoning and building bylaws and ordinances, regulations and other restrictions affecting or controlling the use or development of the property made by public authorities provided that they have been complied with, or if not complied with, that any non compliance does not materially adversely affect the use or intended use of the property;

(k)	restrictions, easements, rights of way, servitudes or other similar rights in land or immovable property granted to a utility, municipality or other utility service provider (including rights of way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of such Person, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights;

(l)	Encumbrances created pursuant to the Security Documents;

(m)	title defects or irregularities which are of a nature and in the aggregate do not materially impair the use or intended use of the Real Property Interests for the Project; and

(n)	any other Encumbrances expressly consented to by the Lender.

“Permitted Hedge Agreement” means a Hedge Agreement entered into by the Borrower for bona fide purposes of an Interest Hedge or hedging currency risk and not for speculative purposes that is in form and substance satisfactory to the Lender in its sole and absolute discretion.

“Permitted Replacement Contract” means a replacement agreement for any Material Project Contract (or any portion thereof), other than a Launch Agreement or the MDA Agreement, that is entered into:

(a)	in compliance with Sections 6.1.14, 9.1.21, and 9.1.23;

(b)	with a reputable and qualified Material Project Counterparty;

(c)	upon reasonable and customary terms substantially similar to the Material Project Contract (or portion thereof) being replaced; and

(d)	upon terms that, taken together with all other Material Project Contracts, will not cause the Project to exceed the Project Budget or the Initial Outside Date.

(e)	in the case of (b), (c) and (d), as confirmed by the Technical Advisor.

“Person” is to be broadly interpreted and includes an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, a trust, an incorporated organization, a joint venture, a financial institution, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity.

“Personal Information” means any information about an identifiable individual.

“PIK Interest” has the meaning set forth in Section 4.2.1.

“Pre-launch and Transit Insurance” means the policy of insurance specified in Section 2 of Schedule 8.1.

“Prime Rate” means, on any day, the interest rate expressed as a percentage rate per annum calculated on the basis of a 365 or 366 day year, as the case may be, equal to the greater of:

(a)	the interest rate announced or established by Bank of Canada on such date as its prime rate, being a reference rate for commercial loans in Canadian Dollars made in Canada; and

(b)	Term CORRA for an interest period of one (1) month plus 1.00% per annum,

(c)	in each case adjusted automatically with each announced, displayed, published or quoted change in such rate without the necessity of notice to the Borrower or any other Person, provided that, if the rate determined above shall ever be less than the Floor, such rate shall be deemed to be the Floor for purposes of this Agreement. Any change in the Prime Rate due to the change in “prime rate” or Term CORRA shall be effective on the effective date of such announcement or such change in Term CORRA, as applicable.

“Prime Rate Advance” means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes deemed Prime Rate Advances provided for in Section 4.8.5.

“Privacy Law” means any Law that relates to the collection, use, disclosure, transfer or processing of personally identifiable information, including without limitation, the Personal Information Protection and Electronic Documents Act (Canada), the Act respecting the protection of personal information in the private sector (Québec) and any comparable Law of any other jurisdiction in which any Obligor operates.

“Progress Report” has the meaning given to such term in Section 9.2.1(v).

“Prohibited Act” means:

(a)	offering, giving or agreeing to give or agrees to give the Lender or any Governmental Authority (or anyone employed by or acting on their behalf) or any of their respective directors, offices, employees, agents or officials, or to any family member of such persons, any gift or consideration of any kind as an inducement or reward:

(b)	for doing or not doing, or for having done or not having done, any act in relation to the obtaining or performance of this Agreement or any other agreement with the Lender or any Governmental Authority in connection with the Project; or

(c)	for showing or not showing favour or disfavour to any person in relation to this Agreement or any other agreement with the Lender or any Governmental Authority in connection with the Project;

(d)	provided that the foregoing shall not apply to the Obligors (or anyone employed by or acting on their behalf) providing consideration to the Lender or any Governmental Authority in the ordinary course, or as reasonably necessary, to fulfill or comply with the obligations and liabilities of the Obligors under this Agreement or any other agreement with the Lender or any Governmental Authority in connection with the Project;

(e)	breaching or committing any offence under Applicable Law in respect of corrupt or fraudulent acts in relation to this Agreement or any other agreement with the Lender or any Governmental Authority in connection with the Project; or

(f)	defrauding or attempting to defraud or conspiring to defraud any Governmental Authority.

“Project” means the design, construction, testing, delivery, launch, Operation and/or maintenance of the Borrower’s low earth orbit satellite constellation of [redacted – commercially sensitive information] Satellites and associated infrastructure, including:

(a)	all earth stations used in connection with the Project, including Landing Stations and terrestrial network segments;

(b)	all expansions, additions, improvements and modifications thereto made from time to time, whether or not of a capital nature;

(c)	all present and future tangible property, tangible assets, chattels, interests in lands (including the Real Property Interests), equipment, machinery, inventory, fixtures, buildings and other tangible goods of every description in each case owned, held, operated or maintained by the Obligors and related to or used in connection therewith;

(d)	all present and future choses in action, contracts, agreements, books and records, computer tapes and disks, computer hardware and software, communications and control hardware and software, licences, receivables, claims (including the Collateral Accounts), Permits, trademarks, technology and know-how, all revenue of any kind or nature generated by the Project, and other rights and benefits related to or in connection with the Project in each case owned, held, operated or maintained by the Obligors, including the Project Contracts; and

(e)	the proceeds (both immediate and derivative) from any of the foregoing,

(f)	all as to be designed, constructed, delivered, launched and Operated as contemplated in the Material Project Contracts.

“Project Assets” means the present and future real and personal property whether used in the Project or otherwise comprising the Project or owned by any of the Obligors.

“Project Budget” means the final budget for the Project Costs through the Initial Project Completion Date set out in Schedule H attached hereto as at the Closing Date, which budget shall be adequate to pay all Project Costs estimated at the Closing Date and shall include a contingency in an amount acceptable to the Lender, acting reasonably, after consulting with the Technical Advisor and the Financial Advisor.

“Project Completion” means the fulfillment of all of the following:

(a)	MDA shall have Delivered [redacted – commercially sensitive information] satellites as per the terms of the MDA Agreement;

(b)	the On-Orbit Satellite Acceptance testing for at least [redacted – commercially sensitive information] Satellites shall have been completed;

(c)	in the event that one or more Satellites have suffered total constructive loss during launch or failed On-Orbit Satellite Acceptance, that equivalent replacement Satellites have been Delivered, launched and are Operational;

(d)	on-site acceptance (as described in the relevant Material Project Contract relating to the applicable earth station) of all earth stations used in connection with the Project including, without limitation, Landing Stations and terrestrial network segments, shall have occurred (as per the definition of on-site acceptance (or other analogous term) used in the relevant Material Project Contract relating to the provision of each earth station including, without limitation, Landing Stations and terrestrial network segments); and

(e)	the FSA2 (Enhanced Global Service) Milestone as defined in Schedule G shall have occurred.

“Project Completion Date” means the date upon which the Project shall be complete and all criteria necessary for Project Completion have been fulfilled; provided that, such date shall not in any event be later than the Outside Date.

“Project Contracts” means:

(a)	the Material Project Contracts; and

(b)	all other contracts (other than the Loan Documents and the IQ Investment Agreements) entered into by any Obligor in connection with the Project.

“Project Costs” means all direct and indirect costs, without duplication, of the design, development, construction, installation, launch, commercialization, ownership and start-up of the Project, including without limitation:

(a)	the cost of acquiring, developing, designing, engineering, procuring equipment, delivering, constructing, verification testing, launching, licensing, technical direction (including training personnel), preoperational testing, and start up, including all necessary contingencies for construction as reviewed by the Technical Advisor;

(b)	all amounts incurred under Project Contracts prior to the Initial Project Completion Date;

(c)	all interest costs and fees in respect of the Obligations and Permitted Debt up to the Initial Project Completion Date;

(d)	all interest and financing costs of the Borrower incurred in connection with Purchase Money Security Interests and Capitalized Leases (to the extent they constitute Debt permitted by Section 9.4.3) prior to the Initial Project Completion Date;

(e)	all insurance costs and Taxes (but not including Taxes imposed on or measured by the net income or capital) accruing prior to the Initial Project Completion Date;

(f)	feasibility and other study (including environmental impact assessment studies) costs actually incurred prior to the Initial Project Completion Date; and

(g)	all financing costs, including financial, legal (including legal costs incurred in connection with the negotiation of Project Contracts, the IQ Loan Agreement, this Agreement, the other Loan Documents and any and all other agreements or transactions pertaining to development, acquisition, procurement, construction and start-up of the Project and the obtaining of necessary Permits) and consulting fees and expenses (including fees and expenses of the Advisors and the Lender incurred before the Initial Project Completion Date) and upfront, arrangement and commitment fees, any fees or expenses relating to Permitted Hedge Agreement entered into by Obligors pursuant hereto, in each case, accruing prior to the Initial Project Completion Date.

“Project Schedule” means the “Project Schedule” attached hereto as Schedule I.

“Property” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, tangible and intangible, including, for greater certainty, any Equity Interest in any other Person.

“Proportionate Basis” means, at any relevant time, the ratio of (a) the Commitment at such time, to (b) the total commitment of IQ under the IQ Loan Agreement at such time plus the Commitment.

“Proportionate Repayment Basis” means, at any relevant time, the ratio of (a) the aggregate principal amount of Advances disbursed by the Lender under this Agreement, to (b) the aggregate principal amount of advances disbursed by (i) IQ under the IQ Loan Agreement and (ii) the Lender under this Agreement, in each case, taking into account any voluntary and mandatory repayments made by the Borrower to the Lender or IQ, as applicable, prior to such time.

“Purchase Money Security Interests” means any Encumbrance given (whether or not to the transferor) or arising by operation of Law to provide or secure or to provide any Obligor with funds to pay the whole or any part of the consideration for the acquisition of personal property where:

(a)	the principal amount of such Encumbrance is not in excess of the cost to such Obligor of the personal property encumbered thereby;

(b)	such Encumbrance was created prior to, at the time of or within 30 days after the acquisition of such personal property;

(c)	such Encumbrance is secured only by the personal property being acquired by such Obligor;

(d)	such personal property does not become affixed to the real property on which such personal property is located (except for the Real Property Interests); and

(e)	the absence of such personal property does not affect the performance or Operation of the Project,

(f)	and includes the renewal, extension or refinancing of any such Encumbrance and of the indebtedness represented thereby upon the same property provided that the principal indebtedness secured thereby and the security therefor are not increased thereby.

“Quarterly Progress Report” has the meaning set out in Section 9.2.1(vi).

“Quebec Headquarters” means the headquarters of the Borrower located at the property municipally known as [redacted – address].

“Real Property Interests” means collectively, the interests of the Obligors in the Owned Real Property and Leased Real Property.

“Receiver” means a trustee in bankruptcy, receiver, receiver and manager, interim receiver, administrative receiver, liquidator, provisional liquidator, agent in bankruptcy, sequestrator, monitor, information officer, custodian, administrator or other similar official.

“Regulatory Advisor” means [redacted – commercially sensitive information] and its successors.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates, and “Related Party” means any one of them.

“Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing, depositing or dumping, or causing or permitting any of the foregoing to occur, into the natural environment whether inside or outside any structure, container or building, of a Hazardous Materials.

“Relevant Governmental Body” means, the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto.

“Required Employees” means employees in the following groups: (i) Lightspeed Space Systems (satellite engineering, satellite operations and program delivery), (ii) Lightspeed Network Operations, (iii) Lightspeed Developments (landing stations and user terminals, systems engineering), (iv) Lightspeed IT Operations (IT project management, platform engineering, network operations software, systems operations, LEO engineering), (v) Lightspeed Global sales, product and tech support, (vi) Lightspeed Government Solutions, and (vii) Lightspeed Regulatory.

“Required Insurance” means all policies of insurance required to be maintained by the Obligors pursuant to the Material Project Contracts and pursuant to Article 8.

“Requirements of Environmental Law” means all applicable requirements of the common law or of statutes, regulations, by-laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, policies, guidelines, orders, approvals, notices, permits and directives of any applicable federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or other Governmental Authority in any jurisdiction in which any Obligor has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Material) and the assets and undertaking of any Obligor and the intended uses thereof in connection with such matters, including but not limited to, all such requirements relating to: (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Material); and (d) Hazardous Material or conditions (matters that are prohibited, controlled or otherwise regulated, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes, hazardous materials, petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos-containing materials, polychlorinated biphenyls (“PCBs”) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments)

“Residual Excess Cash Flow” means, with respect to any Fiscal Year, the amount of Excess Cash Flow for such Fiscal Year remaining after payment by the Borrower of the Excess Cash Flow Prepayment Amount.

“Responsible Officer” means, with respect to any Person, any senior officer of such Person but, in any event, with respect to financial matters, the chief financial officer, finance director, treasurer or controller of such Person. Any document delivered hereunder that is signed by a Responsible Officer of Borrower shall be conclusively presumed to have been authorized by all necessary corporate action on the part of Borrower and such Responsible Officer shall be conclusively presumed to have acted on behalf of Borrower.

“S&P” means S&P Global Ratings, a division of S&P Global Inc., its Affiliates and their respective successors.

“Sanctioned Person” means, at any time, any Person listed in any Sanctions-related list of designated Persons maintained by any Sanctions Authority or any Person that is owned 50% or more by one or more Persons that are listed in any Sanctions-related list of designated Persons maintained by any Sanctions Authority, in all cases, to the extent such list and the maintenance thereof would not violate Applicable Law in Canada.

“Sanctions” means economic or financial sanctions or trade embargoes or restrictive measures enacted, imposed, administered or enforced from time to time by (a) the Canadian government; (b) the U.S. government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce; (c) Australian government; (d) the European Union or any of its member states; (e) His Majesty’s Treasury; (f) New Zealand government; or (g) any other relevant Sanctions Authority.

“Sanctions Authority” means any of: (i) the Canadian government; (ii) the United States government; (iii) Australian government; (iv) the United Kingdom; (v) New Zealand government; (vi) the government of a jurisdiction in which an Obligor or a Subsidiary of an Obligor is registered or conducts business; or (vii) the respective governmental institutions, departments and agencies of any of the foregoing, and “Sanctions Authorities” means all of the foregoing, collectively.

“Satellite” means any satellite owned by, leased to or for which a contract to purchase has been entered into by the Borrower or any other Obligor, whether such satellite is in the process of manufacture, has been delivered for launch or is in orbit (whether or not in operational service).

“Security Documents” means all of the security documents outlined in Section 7.1 and all other items of security granted to the Collateral Agent, for the benefit of itself, the Lender and the Pari Passu Secured Parties, at any time and from time to time to secure the present and future indebtedness, liabilities and obligations (direct or indirect, absolute or contingent, joint or several) of the Obligors hereunder or under any other Loan Document.

“Securityholder Agreement” means that certain securityholder agreement, in the form of Schedule N attached hereto, dated on or before the date of the initial Advance among the Lender, IQ, the Borrower, Telesat Parent and Telesat LEO Parent, as may be amended, modified, supplemented, extended, restated or replaced from time to time.

“Separateness Covenants” means each of the following covenants:

(a)	the Borrower will conduct its business solely in its name and in a manner separate from each other Person so as not to mislead others with whom it is dealing and will use Commercially Reasonable Efforts to correct any known misunderstanding about its status as a separate legal entity;

(b)	the Borrower will maintain its own cheques and stationery, separate and apart from any other Person;

(c)	the Borrower will maintain its own books of account and business records separate from those of any other person, including separate financial statements;

(d)	the Borrower will maintain its own bank accounts, separate from any other Person;

(e)	the Borrower will pay its own operating expenses and liabilities from its own funds;

(f)	the Borrower will maintain its assets in such a manner that it is not costly or difficult to segregate, ascertain or otherwise identify its individual assets from or against those of any other Person;

(g)	the Borrower will not commingle or pool its assets, funds, liabilities or business functions with those of any other Person, provided that such restriction shall not prohibit the Borrower from receiving services pursuant to the Telesat MSAs;

(h)	the Borrower will operate as a separate legal entity from any other Person and observe all corporate procedures and formalities to remain a legal entity separate and distinct from any Telesat Parent Entity, including without limitation, the holding of meetings, the recording and maintenance of minutes of such meetings and the recording of and maintenance of resolutions adopted at such meetings;

(i)	the Borrower will maintain an Arm’s-Length relationship with the Telesat Parent Entities and their Affiliates;

(j)	the Borrower shall have access to adequate capital for the normal course obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations provided that the foregoing shall not require any Telesat Parent Entity to make any capital contribution or loan to the Borrower;

(k)	the Borrower will not provide any Financial Assistance to the Telesat Parent Entities and their Affiliates (other than any other Obligor);

(l)	the Borrower will not induce third parties to rely on the creditworthiness of the Telesat Parent Entities in order to have third parties enter into contracts with the Borrower; and

(m)	the Borrower will not induce third parties to rely on the creditworthiness of the Borrower in order to have third parties enter into contracts with any Telesat Parent Entities.

“SpaceX LPA” means [redacted – commercially sensitive information].

“SpaceX LSA” means [redacted – commercially sensitive information].

“SpaceX Event of Default” has the meaning [redacted – commercially sensitive information].

“Specified Landing Stations” means, (i) as of the Closing Date, the [redacted – commercially sensitive information] Landing Stations set forth in Schedule 6.1.44, (ii) after the Closing Date, additional Landing Stations which, together with the Landing Stations referred to in (i), represent [redacted – commercially sensitive information] of the Project’s Landing Stations spread out geographically as set forth in Schedule 6.1.44 and (iii) any Landing Station not already captured in (i) or (ii) that is required to be located in a jurisdiction by the Governmental Authority of such jurisdiction.

“Specified Landing Station Access Agreement” means, in respect of a Specified Landing Station (that is not Owned Real Property), the agreement entered into between the Collateral Agent and the applicable counterparty in respect of such Specified Landing Station and Specified Landing Station Agreement, substantively in accordance with the form set out in Schedule J attached hereto or that is otherwise acceptable to the Lender, acting reasonably.

“Specified Landing Station Agreement” means, in respect of a Specified Landing Station (that is not Owned Real Property), the agreement entered into between an Obligor and a third party in respect of obtaining rights for, or access to the Specified Landing Station.

“Strategic Innovation Fund Agreement” means the Strategic Innovation Fund Agreement dated as of May 22, 2019 between His Majesty the King in Right of Canada (as successor to Her Majesty the Queen in Right of Canada), Telesat Canada and the Borrower, as the same may be amended, restated, supplemented, replaced or otherwise modified from time to time.

“Subordinated Debt” means any unsecured debt of an Obligor to a lender that is not an Undesirable Person where the proceeds of such debt are used solely to pay costs or expenses related to the Project other than with respect to the initial [redacted – commercially sensitive information] Satellites and that is subordinated and postponed to the repayment of the Loan Facility and the performance of other Obligations in accordance with terms and conditions to be set forth in a subordination agreement acceptable to the Lender, acting reasonably.

“Subsidiary” means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and includes any other Person in like relationship to a Subsidiary of such first mentioned Person. If no first mentioned Person is referred to, such Person is deemed to be the Borrower.

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed by any Governmental Authority (including federal, state, provincial, territorial, municipal and foreign Governmental Authorities), and whether disputed or not.

“Tax Act” means the Income Tax Act (Canada).

“Technical Advisor” means ArgoSat Consulting LLC and any successor technical advisor appointed by the Lender to act as technical consultant to the Lender and provided that no Default or Event of Default has occurred and is continuing, approved by the Borrower (such approval not to be unreasonably withheld). If at any time there is no Technical Advisor, or the Technical Advisor is not in the opinion of the Lender discharging its duties and responsibilities hereunder, the Lender shall appoint a replacement Technical Advisor with the consent of the Borrower (provided that, if a Default or an Event of Default has occurred and is continuing, no such consent is required), such consent not to be unreasonably withheld or delayed.

“Technical Advisor’s Certificate” has the meaning ascribed to such term in Section 3.3.3.

“Telesat Canada” means Telesat Canada, a corporation incorporated under the federal laws of Canada and its successors and assigns.

“Telesat Canada Credit Agreement” means that certain credit agreement dated as of March 28, 2012, as amended by that certain amendment no. 1 dated as of April 2, 2013, as further amended by that certain amendment no. 2 dated as of November 17, 2016, as further amended by that certain amendment no. 3 dated as of December 19, 2016, as further amended by that certain amendment no. 4 dated as of February 1, 2017, as further amended by that certain amendment no. 5 dated as of April 26, 2018, as further amended by that certain amendment no. 6 dated as of December 9, 2019, and as further amended by that certain amendment no. 7 dated as of May 9, 2023 among, inter alios, Telesat Canada and Telesat LLC, as borrowers, the guarantors party thereto, the banks and other financial institutions party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as may be further amended, restated, supplemented, replaced or otherwise modified from time to time.

“Telesat Canada Insolvency Event” means, with respect to any Person, that:

(a)	it has ceased paying its current obligations in the ordinary course of business as they generally become due, or generally not paying its debts or meeting its liabilities as the same generally become due, or suspending the conduct of its business, or declaring any general moratorium on payment of its indebtedness or interest thereon;

(b)	it has made an assignment of all or any part of its Property for the general benefit of its creditors, whether or not under the Bankruptcy and Insolvency Act (Canada), or institutes any other Insolvency Proceeding; or

(c)	it has instituted against it any Insolvency Proceeding, unless: (a) it is at all times vigorously contesting such Insolvency Proceeding in good faith; and (b) any order or relief granted therein is vacated, discharged, stayed or overturned on appeal within thirty (30) days from the granting thereof.

“Telesat Canada Senior Debt” means the Debt of Telesat Canada owing under (i) that certain indenture dated as of October 11, 2019 between Telesat Canada and Telesat LLC, as co-issuers, the guarantors party thereto, and The Bank of New York Mellon, as trustee, (ii) the Telesat Canada Credit Agreement, (iii) that certain indenture dated as of December 6, 2019 between Telesat Canada and Telesat LLC, as co-issuers, the guarantors party thereto, and The Bank of New York Mellon, as trustee, and the Notes Collateral Agents party thereto, and (iv) that certain indenture dated as of April 27, 2021 between Telesat Canada and Telesat LLC, as co-issuers, the guarantors party thereto, and The Bank of New York Mellon, as trustee, and the Notes Collateral Agents party thereto, each as may be amended, restated, supplemented, replaced, refinanced or otherwise modified from time to time.

“Telesat Group” means Telesat Parent together with its Affiliates and Subsidiaries, which, for the purpose of clarity, does not include the shareholders of the Telesat Parent.

“Telesat LEO Entities” means, Telesat LEO Parent, the Borrower and each Guarantor.

“Telesat LEO Parent” means Telesat LEO Holdings Inc., a corporation incorporated under the federal laws of Canada and its successors and permitted assigns.

“Telesat LEO US” means Telesat LEO U.S. Inc., a corporation incorporated under the laws of State of Delaware and its successors and permitted assigns.

“Telesat LEO US Holdings” means Telesat U.S. Services Holdings Corporation, a corporation incorporated under the laws of the State of Delaware and its successors and permitted assigns.

“Telesat LEO US Services” means Telesat U.S. Services, LLC, a limited liability company incorporated under the laws of the State of Delaware and its successors and permitted assigns.

“Telesat MSAs” means [redacted – commercially sensitive information].

“Telesat Parent” means Telesat Corporation, a corporation incorporated under the laws of the Province of British Columbia and its successors and permitted assigns.

“Telesat Parent Entities” means the Telesat Group, other than the Telesat LEO Entities.

“Telesat Spectrum” means Telesat Spectrum Corporation, a corporation incorporated under the federal laws of Canada and its successors and permitted assigns.

“Telesat Spectrum Holdings” means Telesat Spectrum Holdings Corporation, a corporation incorporated under the federal laws of Canada and its successors and permitted assigns.

“Telesat Technology” means Telesat Technology Corporation, a corporation incorporated under the federal laws of Canada and its successors and permitted assigns.

“Term CORRA” means, for any calculation with respect to an Advance, the Term CORRA Reference Rate for a three (3) month tenor on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator; provided, however, that if as of 1:00 p.m. (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day; provided further that if Term CORRA as so determined shall ever be less than the Floor, then Term CORRA shall be deemed to be the Floor.

“Term CORRA Administrator” means Candeal Benchmark Administration Services Inc., TSX Inc., or any successor administrator.

“Term CORRA Advance” means an Advance that bears interest at a rate determined by reference to Term CORRA.

“Term CORRA Reference Rate” means the forward-looking term rate based on CORRA.

“Third Party Permits” means any Permit required by a Material Project Counterparty in connection with the performance by such Material Project Counterparty of its obligations to the Borrower or pursuant to the Material Project Contract to which the Material Project Counterparty is a party, where the absence or breach of which would reasonably be expected to affect in a material and adverse way, the ability of such Material Project Counterparty to perform its obligations under the applicable Material Project Contract.

“Total Compensation” has the meaning specified in the [redacted – commercially sensitive information].

“Total Net Debt” means, as of any date of determination, (a) the aggregate principal amount of Debt of the Borrower and its Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with GAAP, minus (b) the aggregate amount of all cash and Cash Equivalents held by the Borrower and the Guarantors as of such date in Collateral Accounts which are subject to Blocked Account Agreements in favour of the Collateral Agent, on behalf of itself, the Lender and the Pari Passu Secured Parties, which aggregate amount of cash and Cash Equivalents shall be determined without giving pro forma effect to any proceeds of Debt incurred on such date; and provided that, Total Net Debt will not include obligations under Permitted Hedge Agreements, except any unpaid termination payments thereunder.

“Total Net Leverage Ratio” means, for any Measurement Period, the ratio of (i) Total Net Debt as of the last day of the relevant Measurement Period to (ii) EBITDA for such Measurement Period.

“Transaction Documents” means, collectively, the Project Contracts, the Loan Documents and the IQ Investment Agreements.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the Benchmark Replacement Adjustment.

“Undesirable Person” means any Person: (i) which has a criminal or penal past, (ii) which has been convicted of one or more offences under tax laws, securities laws or other Applicable Laws related to the awarding of public contracts, (iii) whose intervention in the Project would have the effect of placing any Obligor in a situation of default with respect to the Lender or its Affiliates, IQ or its Affiliates or the Government of Québec, (iv) whose holding of Loans, or transacting with, would have the effect of negatively affecting the image or reputation of the Lender, the Government of Canada or the Government of Québec, such determination to be made by the applicable entity acting reasonably; (v) which is a Sanctioned Person, or (vi) which customarily acquires distressed debt with a view to potentially converting the debt into equity and acquiring a stake in any Obligor, or that is a distressed debt fund, private equity fund or hedge fund that is in the business of investing in poorly performing debt.

“Unrestricted Subsidiary” has the meaning specified in the Telesat Canada Credit Agreement.

“US Guarantors” means Telesat LEO US, Telesat LEO US Holdings, Telesat LEO US Services and each Material Subsidiary of Telesat LEO Parent organized or formed under the laws of the United States of America or any state thereof who becomes a Guarantor in accordance with Section 7.8 of this Agreement.

“Warrant Agreement” means the warrant agreement in the form of Schedule O dated on or before the date of the initial Advance between the Borrower and the Lender, as amended, restated, supplemented, replaced or otherwise modified from time to time.

“Warrants” means warrants to purchase common shares of the Borrower issuable to the Lender pursuant to the Warrant Agreement.

“Working Capital” means as of any date of determination, for the Borrower and its Subsidiaries on a consolidated basis (a) current assets (excluding cash and Cash Equivalents, deferred Taxes and accrued interest) minus (b) current liabilities (excluding the current portion of long term indebtedness, outstanding revolving loans, the current portion of any indebtedness attributable to Capitalized Leases, deferred Taxes and accrued interest); provided that increases or decreases in Working Capital shall be calculated without regard to any changes in current assets or current liabilities as a result of (i) any reclassification in accordance with GAAP of assets or liabilities, as applicable, between current and noncurrent, (ii) the effects of purchase accounting or (iii) any impacts from non-cash currency translation adjustments, non-cash unrealized derivatives, non-cash reclassifications, interest, income taxes and dividends.

1.2	Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3	Rules of Construction

Words importing the singular number only include the plural and vice versa, words importing the masculine gender include the feminine and neuter genders and vice versa. The words “include”, “includes” and “including” shall be interpreted as being followed by the phrase “without limitation”. The words “will”, “shall” and “must” have the same meaning and effect.

1.4	Accounting Principles

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any Loan Document, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP.

1.5	Currency

Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) means Canadian Dollars.

1.6	Paramountcy

As among the parties hereto, (i) in the event of a conflict in or between the provisions of this Agreement and the provisions of the Intercreditor Agreement then, notwithstanding anything contained in this Agreement to the contrary, the provisions of the Intercreditor Agreement will prevail and the provisions of this Agreement will be deemed to be amended to the extent necessary to eliminate such conflict, and (ii) in the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Loan Documents (other than the Intercreditor Agreement) then, notwithstanding anything contained in such other Loan Document (other than the Intercreditor Agreement) to the contrary, the provisions of this Agreement will prevail and the provisions of such other Loan Document (other than the Intercreditor Agreement) will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of the Borrower is expressly permitted under (i) the Intercreditor Agreement but is expressly prohibited under this Agreement, such act or omission will be permitted and (ii) this Agreement but is expressly prohibited under another Loan Document (other than the Intercreditor Agreement), such act or omission will be permitted. If any act or omission is expressly prohibited under a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Loan Document but this Agreement does not expressly relieve the Borrower from such performance, such circumstance will not constitute a conflict in or between the provisions of this Agreement and the provisions of such other Loan Document.

1.7	Non-Business Days

Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day. In the case of interest or fees payable pursuant to the terms of this Agreement, the extension or contraction of time will be considered in determining the amount of interest and fees. Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

1.8	Statutory and Material Project Contract References

Any reference in this Agreement to a statute refers to all rules and regulations made under it and any reference in this Agreement to any act or statute or regulation (including any regulation of any Governmental Authority), or to any section of or any definition in any act, statute or regulation (including any regulation of any Governmental Authority), will be deemed to be a reference to such act, statute or regulation (including any regulation of any Governmental Authority) or section or definition, as amended, supplemented, substituted, replaced or re-enacted from time to time. Any reference in this Agreement to an agreement, indenture, debenture or contract (including without limitation a Material Project Contract) will be deemed to be a reference to such document as supplemented, amended, restated, replaced or otherwise modified from time to time in accordance with the terms of this Agreement, unless otherwise provided herein.

1.9	Interest Payments and Calculations

1.9.1 All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

1.9.2 Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as applicable, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

1.9.3 For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by such period of time. The Lender agrees that if requested in writing by the Borrower it will calculate the nominal and effective per annum rate of interest on any Advance outstanding at the time of such request and provide such information to the Borrower promptly following such request; provided that, any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Lender.

1.9.4 In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day but not the last day of such period will be included.

1.10	Rates

The Lender does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Prime Rate, Term CORRA, Daily Compounded CORRA, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Prime Rate, Term CORRA, Daily Compounded CORRA, or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Lender and its affiliates or other related entities may engage in transactions that affect the calculation of the Prime Rate, Term CORRA, Daily Compounded CORRA, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Lender may select information sources or services in its reasonable discretion to ascertain the Prime Rate, Term CORRA, Daily Compounded CORRA, or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.11	Determination by the Borrower; Knowledge

All provisions contained herein requiring the Borrower to make a determination or assessment of any event or circumstance or other matter to the “best of its knowledge” shall be deemed to require the Borrower to make all due inquiries and investigations as may be necessary or prudent in the circumstances before making any such determination or assessment, and “knowledge” of the Borrower or any other Obligor shall be deemed to mean the actual knowledge of any senior officer of the Borrower or such other applicable Obligor with responsibility for the matter in question after making reasonable inquiries of the officers or employees of such Person who have primary responsibility for administering the relevant matter.

1.12	Rank

None of:

(a)	the fact that the Obligors are permitted to create or suffer to exist any Permitted Encumbrance or Permitted Debt;

(b)	the fact that any representation, warranty or covenant herein may make an exception for the existence of Permitted Encumbrances or Permitted Debt; or

(c)	the fact that the Encumbrances created pursuant to the Security Documents are stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances,

shall in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination under this Agreement of any Encumbrance created pursuant to the Security Documents to any Permitted Encumbrance or to any other Encumbrance or other obligation whatsoever, or to mean that the Obligations are in any way subordinate or junior in right of payment to such Debt.

1.13	Quebec Interpretation

For purposes of interpretation of this Agreement and for purposes of any Collateral located in the Province of Quebec or charged by any deed of hypothec (or any other Loan Document governed by the Laws of the Province of Quebec) and for all other purposes pursuant to which the interpretation or construction of a Loan Document may be subject to the Laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall be deemed to include “movable property”, (b) “real property” shall be deemed to include “immovable property”, (c) “tangible property” shall be deemed to include “corporeal property”, (d) “intangible property” shall be deemed to include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim” and a “resolutory clause”, (f) all references to filing, registering or recording shall be deemed to include publication under the Civil Code of Quebec, (g) all references to “perfection” of or “perfected” Encumbrances shall be deemed to include a reference to an “opposable” or “set up” Encumbrances as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (i) an “agent” shall be deemed to include a “mandatary”, (k) “construction liens” shall be deemed to include “legal hypothecs”, (l) “joint and several” shall be deemed to include “solidary”, (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall be deemed to include “ownership”, (o) “easement” shall be deemed to include “servitude”, (p) “priority” shall be deemed to include “prior claim” or “rank”, as applicable, (q) “survey” shall be deemed to include “certificate of location and plan”, (r) “fee simple title” shall be deemed to include “absolute ownership”, and (s) “leasehold interest” shall be deemed to include “rights resulting from a lease”. The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only (except if another language is required under any Applicable Law) and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en la langue anglaise seulement.

1.14	Legal Representation

The Loan Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party does not apply to the construction or interpretation of the Loan Documents.

1.15	Schedules

The following are annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	–	Notice of Request for Advance

Schedule B	–	Form of Compliance Certificate

Schedule C	–	Form of Excess Cash Flow Certificate

Schedule D	–	Financial Model

Schedule E	–	Form of Landlord Access Agreement

Schedule F	–	Form of Milestone Certificate

Schedule G	–	Milestones

Schedule H	–	Project Budget

Schedule I	–	Project Schedule

Schedule J	–	Form of Specified Landing Station Access Agreement

Schedule K	–	Form of Technical Advisor Certificate

Schedule L	–	Amortization Schedule

Schedule M	–	Assignment Agreement

Schedule N	–	Form of Securityholder Agreement

Schedule O	–	Form of Warrant Agreement

Schedule 6.1.8	–	Litigation

Schedule 6.1.10	–	Ownership Structure and Equity Interests

Schedule 6.1.16	–	Material Project Contracts

Schedule 6.1.17	–	Permits

Schedule 6.1.18	–	Real Property Interests

Schedule 6.1.19	–	Locations of Collateral

Schedule 6.1.20	–	Environmental

Schedule 6.1.23	–	Intellectual Property

Schedule 6.1.24	–	Information Technology

Schedule 6.1.26	–	Taxes

Schedule 6.1.32	–	Benefit Plans and Pension Plans

Schedule 6.1.33	–	Non-Arm’s Length Transactions

Schedule 6.1.34	–	Collateral Accounts

Schedule 6.1.37	–	Satellites

Schedule 6.1.40	–	Aboriginal Matters

Schedule 6.1.44	–	Specified Landing Stations

Schedule 8.1	–	Insurance

Schedule 8.10	–	Form of Insurance Broker Letter of Undertaking

Schedule 9.1.33	–	Post-Closing Security Requirements

Schedule 9.1.34	–	Post-Closing ESG Requirements

Article 2
THE LOAN FACILITY

2.1	Loan Facility

Subject to the terms and conditions of this Agreement, the Lender hereby establishes in favour of the Borrower as of the Closing Date a senior secured non-revolving delayed draw term loan facility in the principal amount of up to the Commitment (the “Loan Facility”) to be made available in accordance with this Agreement.

2.2	Purpose of Loan Facility

Advances under the Loan Facility will be used solely by the Borrower for capital investments, working capital and operational expenses in connection with the Project.

2.3	Advances

2.3.1 The Borrower may request an Advance under the Loan Facility during the Availability Period by delivering an Advance Notice to the Lender not later than 1:00 p.m. (Ottawa time) fifteen (15) Business Days prior to the proposed Advance Date together with all other requirements set out in Section 3.1, 3.2 and 3.3, as applicable.

2.3.2 Advances will only be made available if all conditions precedent set out in Sections 3.1, 3.2 and 3.3, as applicable, have been satisfied or waived by the Lender on or before the requested Advance Date.

2.3.3 At no time shall the aggregate principal amount of all Advances outstanding hereunder (excluding for this purpose any PIK Interest) exceed the Commitment. All Advances shall be in Canadian Dollars.

2.3.4 The Borrower shall ensure that the aggregate amount of all Advances requested by the Borrower under this Agreement shall be on a Proportionate Basis to advances requested by the Borrower under the IQ Loan Agreement, unless (as a result of the requirements under the IQ Loan Agreement) the Borrower has notified the Lender in writing to the contrary and the Technical Advisor has confirmed such non-Proportionate Basis advance complies with the applicable draw schedule.

2.3.5 An Advance Notice given by the Borrower hereunder will be irrevocable and will oblige the Borrower to take the action contemplated on the date specified therein.

Article 3
Closing CONDITIONS

3.1	Conditions Precedent to the Closing Date

The effectiveness of this Agreement and the obligations of the Lender hereunder are subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Lender, which conditions precedent are for the sole and exclusive benefit of the Lender:

3.1.1 this Agreement and each of the other Transaction Documents, (other than the Blocked Account Agreements, Deed of Hypothec, the Securityholder Agreement, the Warrant Agreement, the IQ Warrant Agreement, the certificates representing the Warrants and the Funding Direct Agreements), including all notices, share certificates, stock transfer forms and other ancillary documents required to be delivered pursuant to the Security Documents, will have been executed and delivered by all parties thereto on or prior to the Closing Date and each shall be in form and substance satisfactory to the Lender;

3.1.2 the Lender shall have received certified copies of the Organizational Documents of the Obligors and Telesat Parent, the resolutions authorizing the execution, delivery and performance of each Obligor’s and Telesat Parent’s obligations under the Loan Documents to which it is a party and the transactions contemplated herein, and certificates as to the incumbency of the officers of each Obligor and Telesat Parent;

3.1.3 the Lender shall have received certified copies of all agreements which restrict or limit the powers of any Obligor or its directors or officers not otherwise delivered under Subsection 3.1.2 of this Agreement;

3.1.4 the Lender shall have received certificates of status, compliance or good standing (or the local law equivalent), as applicable, of each Obligor and Telesat Parent;

3.1.5 the Lender shall have received certified copies of all consents, authorizations, approvals or permissions (each of which shall be in full force and effect) of any Governmental Authorities or other third parties (including in connection with the IQ Investment Agreements) required for the execution, delivery and performance of each Obligor’s and Telesat Parent’s obligations under the Transaction Documents to which it is a party and the transactions contemplated therein as of the Closing Date;

3.1.6 the Lender shall have received a currently dated Officer’s Certificate of the Borrower:

3.1.6.1 certifying the organizational chart of the Telesat Group;

3.1.6.2 attaching certified copies of the Permits listed in Schedule 6.1.17 attached hereto (as at the Closing Date);

3.1.6.3 attaching certified executed copies of the Material Project Contracts listed in Schedule 6.1.16 attached hereto (as at the Closing Date);

3.1.6.4 certifying that all of the representations and warranties contained herein and all of the representations and warranties contained in each other Loan Document are true and correct in all material respects (it being understood and agreed that any representation or warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects);

3.1.6.5 certifying that no (A) Default or Event of Default, (B) “Default” or “Event of Default” (or similar terms) as defined in any Transaction Document, and (C) “Default” or “Event of Default” (or similar terms) as defined in any Core Material Project Contract, in each case, shall have occurred and be continuing on the Closing Date, nor shall any Default or Event of Default under any of the agreements referred to in clause (A) through (C) arise as a result of the Closing or the initial Advance made on the Closing Date; and

3.1.6.6 certifying that no event or circumstance has occurred and is continuing which has, or would reasonably be expected to have, a Material Adverse Effect;

3.1.7 the Lender shall have received true, correct and complete copies of each Lease in effect as of the Closing Date;

3.1.8 all financing statements or other registrations necessary or desirable to preserve, protect or perfect the enforceability and first priority of the Encumbrances created by the Security Documents, other than the Deed of Hypothec, (subject only to Permitted Encumbrances) shall have been filed, entered or recorded in the applicable offices of public record, all in form and substance satisfactory to the Lender, acting reasonably;

3.1.9 releases and discharges (or written authorizations to discharge from the applicable Encumbrance holder in form acceptable to the Lender) with respect to all Encumbrances which are not Permitted Encumbrances, will have been delivered to the Lender;

3.1.10 the Lender shall have received evidence of the opening of the Collateral Accounts;

3.1.11 all Closing Direct Agreements required in connection with the Security Documents will have been obtained from the applicable Core Material Project Contract Counterparties that are party to [redacted – commercially sensitive information];

3.1.12 all Specified Landing Station Access Agreements required in connection with any Specified Landing Stations as at the Closing Date will have been obtained from the applicable third parties as determined to be necessary by the Lender, acting reasonably;

3.1.13 satisfactory completion of due diligence by the Lender and its representatives (including business, financial, accounting, legal, tax, regulatory and technical) of the Obligors, the Project and Telesat Parent, including, without limitation, receipt by the Lender of all information relating to Intellectual Property, licences, capital structure, insurance, management structure (including Borrower’s Senior Management and the management team of the Project) and financial information related to the Obligors and the Project and such information shall be accurate, complete and acceptable to the Lender in all material respects;

3.1.14 all “know your customer”, anti-money laundering, anti-terrorism or similar identification information required by the Lender shall have been provided by the Obligors and Telesat Parent, to the extent requested in writing of the Borrower at least 5 days prior to the Closing Date;

3.1.15 the Lender shall have received the most recent unaudited consolidated financial statements of the Borrower and the most recent audited consolidated financial statements of Telesat Parent;

3.1.16 the Financial Model and the Project Budget (including the accuracy of the financial inputs and assumptions), shall be acceptable to the Lender, acting reasonably;

3.1.17 the Lender shall be satisfied with the terms and conditions of the IQ Loan (including the amortization thereof) and the IQ Warrants and shall have received a fully executed copy of the IQ Loan Agreement which shall be in full force and effect;

3.1.18 the Lender shall be satisfied with the terms and conditions of the Launch Agreements and the MDA Agreement;

3.1.19 the Lender shall be satisfied with the terms and conditions of the equity contributions made by Telesat LEO Parent to the Borrower and shall have received (i) confirmation from the Technical Advisor in the Technical Advisor’s Certificate delivered on the Closing Date that such equity contribution reflects the required equity sources in the Financial Model, and (ii) satisfactory evidence of receipt by the Borrower of a cash equity contribution from Telesat LEO Parent in an amount of not less than US$[redacted – commercially sensitive information] which for certainty shall include an account statement evidencing same;

3.1.20 the Lender shall be satisfied in its sole discretion that on the Closing Date the Borrower will have cash on hand and irrevocable committed financing sufficient to cover the initial [redacted – commercially sensitive information] satellites of the Project and to fund the Project through to the Initial Project Completion Date;

3.1.21 the Project Budget and the Project Schedule have been reviewed by the Technical Advisor and are in form and substance satisfactory to the Lender, acting reasonably;

3.1.22 the Lender shall have received all reports from the Advisors together with reliance letters in respect of same, which reports shall be in form and substance satisfactory to the Lender, acting reasonably;

3.1.23 currently dated legal opinions from (i) counsel to the Obligors and Telesat Parent in respect of the Loan Documents delivered on the Closing Date, and (ii) (A) counsel to [redacted – commercially sensitive information];

3.1.24 (i) currently dated legal opinion from Canadian counsel to the Borrower with respect to non-consolidation (the “Canadian Non-Consolidation Opinion”), and (ii) a memorandum from U.S. counsel to the Borrower with respect to non-consolidation (the “US Non-Consolidation Memo” and together with the Canadian Non-Consolidation Opinion, the “Non-Consolidation Opinions”), each in form and substance satisfactory to the Lender and Lender’s Counsel, will have been delivered to the Lender and the Collateral Agent as addressees;

3.1.25 the Borrower shall have provided evidence satisfactory to the Lender that it owns, or has available to it (on terms satisfactory to the Lender), all material assets, Permits and resources necessary to design, develop, construct, install, launch, commercialize, own and Operate the Project, including all necessary rights to Intellectual Property developed or owned by the Telesat Group and their Affiliates relating to the Project;

3.1.26 the Borrower shall have provided evidence satisfactory to the Lender that all standard form contractor and employment agreements of the Obligors existing as of the Closing Date shall include industry standard Intellectual Property provisions in favour of the Obligors;

3.1.27 the Borrower shall have provided evidence satisfactory to the Lender that the Obligors are Unrestricted Subsidiaries under the terms of the Telesat Canada Credit Agreement;

3.1.28 the requirements outlined in prongs (b), (d), (f) and (h) of the definition of “Independent Entity” shall have been completed and shall be satisfactory to the Lender in its sole discretion;

3.1.29 the Lender shall not have become aware of any material information or other matter affecting the Obligors, Telesat Parent or any Core Material Project Contract Counterparty which is inconsistent in a material and adverse manner with any information disclosed to the Lender by such parties prior to the date hereof which has not been corrected by a later disclosure delivered to the Lender by such parties prior to the Closing Date and all such information disclosed to the Lender by such parties shall be accurate and complete in all material respects;

3.1.30 the Lender shall have received all required governmental and internal approvals required for the making of the Loan Facility and the Lender shall have satisfied all required duties to consult;

3.1.31 there shall not have been any changes to Applicable Law which would reasonably be expected to result in a Material Adverse Effect;

3.1.32 the Borrower will have paid, or arrangements satisfactory to the Lender shall have been made to ensure that the Borrower will pay, all reasonable and documented out-of-pocket expenses (including all reasonable legal fees, Advisor fees and other consultant or advisor fees) incurred by or on behalf of the Lender in connection with this Agreement, the other Loan Documents and the transactions and other documents contemplated by this Agreement; and

3.1.33 the Lender will have received such additional evidence, documents or undertakings as the Lender will reasonably request to establish the consummation of the transactions contemplated hereby and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement.

3.2	Conditions Precedent to Initial Advance

The obligations of the Lender under this Agreement to make the initial Advance, are subject to and conditional upon satisfaction (or waiver by the Lender) of all of the conditions precedent set out in Sections 3.1 and 3.3 and the following conditions precedent being fulfilled to the satisfaction of the Lender by no later than the date that is thirty (30) days following the Closing Date, which conditions precedent are for the sole and exclusive benefit of the Lender:

3.2.1 the Deed of Hypothec, the Securityholder Agreement, the Warrant Agreement, the IQ Warrant Agreement, the certificates representing the Warrants and the IQ Warrants, the Funding Direct Agreements and [redacted – commercially sensitive information], will have been executed and delivered by all parties thereto and each shall be in form and substance satisfactory to the Lender;

3.2.2 the Lender shall have received certificates of status, compliance or good standing (or the local law equivalent), as applicable, of each Obligor and Telesat Parent;

3.2.3 all financing statements or other registrations necessary or desirable to preserve, protect or perfect the enforceability and first priority of the Encumbrances created by the Deed of Hypothec (subject only to Permitted Encumbrances) shall have been filed, entered or recorded in the applicable offices of public record, all in form and substance satisfactory to the Lender, acting reasonably;

3.2.4 the Lender shall have received evidence of all insurance required to be maintained pursuant to the Loan Documents as at the Closing Date, naming the Collateral Agent as additional insured and first loss payee, as applicable;

3.2.5 all Funding Direct Agreements required in connection with the Security Documents will have been obtained from the applicable Core Material Project Contract Counterparties in respect of each Core Material Project Contract subject to such Funding Direct Agreement as determined to be necessary by the Lender, acting reasonably;

3.2.6 all Landlord Access Agreements required in connection with any Leased Real Property as at the Closing Date will have been obtained from the applicable third parties as determined to be necessary by the Lender, acting reasonably;

3.2.7 currently dated legal opinions from (i) counsel to the Obligors and Telesat Parent, with respect to, without limitation, the Deed of Hypothec, the Warrant Agreement, the issuance of the Warrants and the common shares issuable upon exercise of the Warrants, the Securityholder Agreement and the Funding Direct Agreements, (ii) (A) counsel to each Core Material Project Contract Counterparty subject to a Funding Direct Agreement in respect of its respective Core Material Project Contract(s) and its related Funding Direct Agreement(s)), (iii) counsel, with respect to, the execution and delivery of the MDA Agreement, and (iv) such other special and local counsel as may be reasonably required by the Lender, each in form and substance satisfactory to the Lender and Lender’s counsel will have been delivered to the Lender and the Collateral Agent as addressees, it being acknowledged that the Non-Consolidation Opinions need not be redelivered or updated;

3.2.8 the requirement outlined in prong (a) of the definition of “Independent Entity” shall have been completed and shall be satisfactory to the Lender in its sole discretion;

3.2.9 the Lender shall have entered into financing arrangements with Export Development Canada pursuant to that certain credit agreement to be entered into between the Lender, as borrower, and Export Development Canada, on behalf of His Majesty in Right of Canada, as lender;

3.2.10 the Borrower will have paid, or arrangements satisfactory to the Lender shall have been made to ensure that the Borrower will pay, all reasonable and documented out-of-pocket expenses (including all reasonable legal fees, Advisor fees and other consultant or advisor fees) incurred by or on behalf of the Lender in connection with this Agreement, the other Loan Documents and the transactions and other documents contemplated by this Agreement;

3.2.11 no transaction, event or other action shall have occurred since the date hereof that would have required the consent of the Lender pursuant to the Securityholder Agreement or the Warrant Agreement had such agreement been entered into on the date hereof; and

3.2.12 the Lender will have received such additional evidence, documents or undertakings as the Lender, acting reasonably, will request to address any new information that arises after the Closing Date and prior to the date of the initial Advance in connection herewith in compliance with the conditions set forth in this Agreement.

3.3	Conditions Precedent to All Advances

The obligations of the Lender under this Agreement to make Advances are subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Lender prior to each such Advance, which conditions precedent are for the sole and exclusive benefit of the Lender:

3.3.1 the Lender shall have received an Advance Notice in accordance with Section 2.3.1 and such Advance Notice shall comply with the conditions set forth in Sections 2.3.3 and 2.3.4;

3.3.2 the Borrower shall have delivered a Milestone Certificate to the Lender and the Technical Advisor at least fifteen (15) Business Days prior to the date of the proposed Advance, and such Milestone Certificate shall include the following:

3.3.2.1 evidence satisfactory to the Lender: (A) of the achievement of each Milestone that is listed as a pre-requisite to the applicable Advance as set out on Schedule G attached hereto; (B) that the aggregated Project Costs incurred to date are materially consistent with the Project Budget; and (C) the estimated remaining Project Costs that are expected to be incurred to achieve Project Completion are materially consistent with the Project Budget; and

3.3.2.2 a certification from a Responsible Officer of the Borrower that (A) such Advance shall be utilized in payment of Project Costs set out in the Project Budget, (B) the Initial Project Completion Date is reasonably expected to be achieved by the Initial Outside Date, and (C) that the aggregate amount of Project Costs projected to be incurred in achieving the Initial Project Completion Date is not reasonably expected to exceed the Available Funding;

3.3.3 no later than eight (8) Business Days prior to a date of the proposed Advance, the Lender shall have received (x) a certificate from the Technical Advisor, substantially in the form of Schedule K attached hereto (the “Technical Advisor’s Certificate”), containing no material exceptions or qualifications that are unsatisfactory to the Lender, certifying (A) that the Technical Advisor has received the most recent Progress Report required to have been delivered under this Agreement and that the information relating to the construction of the Project contained in such report is correct and complete in all material respects, (B) that the aggregate amount of Project Costs projected to be incurred in achieving the Initial Project Completion Date, as reviewed by the Technical Advisor, is not reasonably expected to exceed the Available Funding, (C) that the Initial Project Completion Date can reasonably be expected to occur on or before the Initial Outside Date, and (D) that the Borrower has achieved each Milestone that is listed as a pre-requisite to the applicable Advance as set out on Schedule G;

3.3.4 the Lender shall have received the most recent Progress Report required to have been delivered under Sections 9.2.1(v) and 9.2.1(vi);

3.3.5 all of the representations and warranties contained herein and all of the representations and warranties contained in each other Loan Document shall be true and correct in all material respects (it being understood and agreed that any representation or warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects), in each case, on and as of the date of the Milestone Certificate and the date of Advance as though made on and as of each such date (unless expressly stated to be made as of a specified date) and the Lender shall have received certificate from a Responsible Officer of the Borrower so certifying to the Lender;

3.3.6 no Default or Event of Default shall have occurred and be continuing or shall result from the Advance contemplated in the applicable Advance Notice, and the Lender shall have received a certificate from a Responsible Officer of the Borrower so certifying to the Lender;

3.3.7 no event or circumstance has occurred and is continuing which has, or would reasonably be expected to have, a Material Adverse Effect and the Lender shall have received a certificate from a Responsible Officer of the Borrower so certifying to the Lender;

3.3.8 the Borrower shall have paid or have arranged for payment (out of the proposed Advance) of all outstanding fees, expenses and other charges then payable by it to the Lender under the Loan Documents including for certainty all fees and disbursements of its legal counsel and Advisors that are due and payable at such time and which the Borrower is required to pay in accordance with the Loan Documents;

3.3.9 all material Permits that under Applicable Law are required to be obtained, issued or effected on or prior to such date of Advance shall have been duly obtained, issued or effected, shall be in full force and effect, free of non-standard conditions or requirements the effect of which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, and not subject to pending appeal;

3.3.10 save and except if it has already been provided, the Lender shall have received true, correct and complete copies of each Lease in effect as of the applicable Advance Date;

3.3.11 save and except if it has already been provided, the Lender shall have received evidence of all insurance required to be maintained pursuant to the Loan Documents as at the applicable Advance Date, naming the Collateral Agent as additional insured and first loss payee, as applicable; and

3.3.12 save and except if it has already been provided, all Landlord Access Agreements required in connection with any Leased Real Property and all Specified Landing Station Access Agreements required in connection with any Specified Landing Stations (other than Specified Landing Stations that are Owned Real Property) as at the applicable Advance Date will have been obtained from the applicable third parties as determined to be necessary by the Lender, acting reasonably.

3.4	Waiver

The conditions set forth in Section 3.1, 3.2 and 3.3 of this Agreement are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part (with or without terms or conditions), in respect of any Advance without prejudicing the right of the Lender at any time to assert such conditions in respect of any subsequent Advance.

Article 4
PAYMENTS OF INTEREST AND FEES

4.1	Interest on Advances

4.1.1 The Borrower shall pay interest on each Advance made by the Lender and such Advance shall bear interest (computed on the basis of a year of three-hundred and sixty-five (365) days and actual days elapsed) at all times that such Advance is outstanding until maturity (whether by acceleration or otherwise) on the unpaid principal amount thereof as follows: (i) during the Initial Interest Period, at a rate per annum equal to the sum of the Applicable Margin plus the Term CORRA applicable to such Initial Interest Period (as determined in accordance with Section 4.1.2 below) and (ii) during each Interest Period that such Advance is outstanding, at a rate per annum equal to the sum of the Applicable Margin plus Term CORRA applicable to such Interest Period. Such interest shall be payable on the earlier of (i) each Interest Payment Date, and (ii) when such Advance becomes due and payable in full pursuant to the provisions hereof.

4.1.2 Term CORRA applicable to the Initial Interest Period for any Advance shall be the Term CORRA in effect on the first Business Day of the Fiscal Quarter in which the Initial Interest Period occurs.

4.2	Interest Paid in Kind

4.2.1 Until the date that is six (6) months after the Initial Project Completion Date, interest payable on the Advances shall be added to the principal amount of the Advances and accordingly, during that period, on each Interest Payment Date the interest payable in accordance with Section 4.1 shall be paid by adding such accrued interest to the principal amount of such Advance (the “PIK Interest”).

4.2.2 Amounts representing PIK Interest that are added to the principal amount of an Advance shall thereafter constitute principal and bear interest in accordance with Section 4.1 and, if applicable, Section 4.3, and otherwise be treated as part of the principal amount of such Advance for all purposes of this Agreement.

4.3	Default Interest

At all times that an Event of Default, other than a Benefit to Canada Event of Default, has occurred which is continuing, the Borrower shall pay additional interest on the Advances outstanding at a rate per annum equal to two percent (2%) per annum. For certainty, any Benefit to Canada Event of Default may result in an increase to the interest rate hereunder pursuant to the Covenant Agreement.

4.4	Warrants

4.4.1 As consideration for making available the Loan Facility to the Borrower, the Borrower shall grant to the Lender under and in accordance with the terms of the Warrant Agreement, Warrants exercisable for common shares in the capital of the Borrower, to be issued irrevocably by the Borrower to the Lender on or before the date of the initial Advance (being 346,551 Warrants), exercisable by the holder(s) thereof in whole or in part at any time after the second anniversary of the date of issuance of the Warrants to the date that is ten (10) years from the date of issuance of the Warrants (subject to vesting and the other terms of the Warrant Agreement) at an exercise price of $982.2713 (in United States Dollars) per common share (as adjusted in accordance with the terms of the Warrant Agreement, including, for greater certainty, for actions occurring after the date hereof and prior to the date of issuance of the Warrants).

4.4.2 The Borrower covenants and agrees that, in the event the IP Reorganization is completed, whether before or after the date of the initial Advance hereunder, the number of Warrants shall be adjusted such that the Lender shall hold Warrants exercisable for 10% of the common shares in the capital of the Borrower, on a fully-diluted basis after giving effect to the issuance of common shares pursuant to the IP Reorganization and assuming the exercise of the Warrants and the IQ Warrants (after any corresponding adjustment to the IQ Warrants), without any adjustment to the exercise price per common share.

4.5	No Set-Off, Deduction etc.

All payments (whether interest or otherwise) to be made by the Borrower or any other party to the Lender pursuant to this Agreement shall be made in freely transferable, immediately available funds and without set-off, deduction or counterclaim of any kind whatsoever (whether for deemed re-investment or otherwise) except to the extent required by Applicable Law, and if any such set-off or deduction is so required and is made, the Borrower or other party will, as a separate and independent obligation to the Lender, be obligated to immediately pay to the Lender all such additional amounts as may be required to fully indemnify and save harmless the Lender from such set-off or deduction and will result in the effective receipt by the Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement. For greater certainty, the Borrower will not be required to make any payment under this Section 4.4 in duplication of any payment required to be made under Section 12.1 or 12.2.

4.6	Account of Record

The Lender will open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lender hereunder. The Lender will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Borrower hereunder and the amount of any PIK Interest. The information entered in the foregoing accounts will constitute prima facie evidence of the obligations of the Borrower to the Lender hereunder with respect to all Advances and all other amounts owing by the Borrower to the Lender hereunder. After a request by the Borrower, the Lender will promptly advise the Borrower of such entries made in the Lender’s books of account. The Lender may, but shall not be required to, provide an invoice to the Borrower of the amount of interest owing prior to any Interest Payment Date, but the Lender shall have no liability for any failure to do so, nor shall any such failure have any effect on the Borrower’s obligation to make any interest payment hereunder.

4.7	Maximum Rate of Interest

Notwithstanding anything herein or in any of the other Loan Documents to the contrary, in the event that any provision of this Agreement or any other Loan Documents would oblige the Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Closing Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

(a)	by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law; and

(b)	by reducing the amount or rate of interest eligible under Article 4 of this Agreement.

Any amount or rate of interest referred to in this Section 4.7 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination, absent manifest error.

4.8	Benchmark Replacement Setting

4.8.1 Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Borrower and the Lender without any amendment to, or further action or consent of any party to, this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on the last day of each Initial Interest Period or Interest Period, as applicable.

4.8.2 Benchmark Replacement Conforming Changes. In connection with the use, implementation and administration of a Benchmark Replacement, the Lender will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

4.8.3 Notices; Standards for Decisions and Determinations. The Lender will promptly notify the Borrower of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 4.8.4, and (v) the commencement of any Benchmark Unavailability Period. Any reasonable determination, decision or election that may be made by the Lender pursuant to this Section 4.8.3, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 4.8.3.

4.8.4 Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if any then-current Benchmark is a term rate (including the Term CORRA Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Lender in its discretion, acting reasonably, or (B) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Lender, acting reasonably, may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or will not, be representative for a Benchmark (including a Benchmark Replacement), then the Lender, acting reasonably, may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

4.8.5 Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a given Benchmark, the Borrower may revoke any pending request for an Advance that is of the type that have a rate of interest determined by reference to the then-current Benchmark, to be made, converted or rolled over during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for Prime Rate Advances.

4.9	Compensation for Losses

In the event of (a) the payment of any principal of any Term CORRA Advance or Daily Compounded CORRA Advance, as applicable, prior to the last day of an Initial Interest Period or Interest Period, as applicable (including as a result of an Event of Default), or (b) the failure to borrow, continue or prepay any Advance on the date specified in any notice delivered pursuant hereto, then, in any such event, the Borrower shall, after receipt of a written request by the Lender affected by any such event (which request shall set forth in reasonable detail the basis for requesting such amount), compensate the Lender for the loss, cost and expense attributable to such event. A certificate of the Lender setting forth any amount or amounts that the Lender is entitled to receive pursuant to this Section delivered to the Borrower shall be presumptively correct absent manifest error. The Borrower shall pay the Lender the amount shown as due on any such certificate within ten (10) days after receipt of such demand.

4.10	Market Disruption

4.10.1 Subject to Section 4.8.1, if, on or prior to the first day of any Initial Interest Period or Interest Period, as applicable, for any Advance, as applicable:

4.10.1.1 the making of any Advance has been made commercially impracticable;

4.10.1.2 the Lender determines (which determination shall be conclusive and binding absent manifest error) that, “Term CORRA” or “Daily Compounded CORRA”, as applicable, cannot be determined pursuant to the definition thereof, for reasons other than a Benchmark Transition Event,

4.10.1.3 the Lender determines that for any reason in connection with any request for an Advance or a continuation thereof that Term CORRA (or, where a Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Daily Compounded CORRA), for any requested Interest Period with respect to a proposed Advance does not adequately and fairly reflect the cost to the Lender’s of making and maintaining such Advance, or

4.10.1.4 any change in any Applicable Law or in the interpretation or application thereof by any Governmental Authority, has made it illegal for the Lender to make or maintain or to give effect to its obligations in respect of Term CORRA Advances (or, where a Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Daily Compounded CORRA) as contemplated hereby, then the Lender shall provide at least four Business Days’ written notice to the Borrower.

4.10.2 Upon delivery of such notice by the Lender to the Borrower under Section 4.8.1, any obligation of the Lender to make Term CORRA Advances and any right of the Borrower to continue Term CORRA Advances shall be suspended (to the extent of the affected Term CORRA Advances or affected Interest Periods) until the Lender revokes such notice.

4.10.3 Upon receipt of such notice by the Lender to the Borrower under Section 4.8.1, (i) the Borrower may revoke any pending request for an Advance of Term CORRA Advances, (to the extent of the affected Term CORRA Advances or affected Interest Periods); the Borrower will be deemed to have converted any such request into a request for an Advance of Prime Rate Advances in the amount specified therein and (ii) any outstanding affected Term CORRA Advances will be deemed to have been converted, at the end of the applicable Initial Interest Period or Interest Period, as applicable, into Prime Rate Advances and upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 4.8.2.

Article 5
REPAYMENT

5.1	Mandatory Repayment at Maturity

Subject to the terms hereof and to Section 5.2, the Borrower will repay the Advances outstanding together with all accrued interest, fees, and other amounts then unpaid by it with respect to such Advances, in full on the earliest to occur of (i) the Maturity Date and (ii) the date of the acceleration of the Obligations pursuant to Section 10.2 of this Agreement.

5.2	Mandatory Prepayments

5.2.1 Mandatory Prepayments from Proceeds of Equity Interests

If, after the Closing Date, any Obligor shall issue new Equity Interests (whether common or preferred stock or otherwise), other than (A) Equity Interests issued by Telesat LEO Parent in connection with the employee equity awards not in contravention of this Agreement, (B) Equity Interests issued by any Obligor (other than the Borrower) to any other Obligor, (C) Equity Interests issued pursuant to the Warrant Agreement or the IQ Warrant Agreement, or (D) Equity Interests issued by the Borrower to Telesat LEO Parent or by Telesat LEO Parent where (i) the proceeds of such issuance are used to pay costs or expenses related to the Project other than with respect to the initial 156 Satellites (which new Equity Interest shall be subject to the security requirements of Section 7.1) and (ii) provided that the holder of such Equity Interests (and any Affiliate thereof) is not an Undesirable Person, the Borrower shall notify the Lender of the estimated Net Cash Proceeds of such issuance to be received for the account of such Obligor in respect thereof, and promptly upon receipt by such Obligor of Net Cash Proceeds of such issuance, subject to Section 5.2.6 the Borrower shall prepay the Obligations in an aggregate amount equal to the Net Cash Proceeds of such issuance. The amount of each such prepayment shall be applied first to any accrued and unpaid interest (including any PIK Interest) and second, to the amortization payments set out in Schedule L in inverse order of maturity. For certainty, such prepayment shall not cure any Event of Default caused by the issuance of any Equity Interests.

5.2.2 Mandatory Prepayments from Proceeds of Debt

If, after the Closing Date, any Obligor shall incur any Debt or issue any debt securities, in each case which is not Permitted Debt, then the Borrower shall promptly notify the Lender of such incurrence or issuance (including the amount of the estimated Net Cash Proceeds to be received by such Obligor in respect thereof) and, promptly upon receipt by such Obligor of the Net Cash Proceeds of such issuance, subject to Section 5.2.6 the Borrower shall prepay the Obligations in an aggregate amount equal to 100% of the amount of all such Net Cash Proceeds. The amount of each such prepayment shall be applied first to any accrued and unpaid interest (including any PIK Interest) and second, to the amortization payments set out in Schedule L in inverse order of maturity. For greater certainty, such prepayment shall not cure any Event of Default caused by the incurrence or issuance of such Debt.

5.2.3 Mandatory Prepayments from Proceeds of Disposition

If any Obligor sells, transfers or otherwise Disposes of any property (other than under a Permitted Disposition), then subject to Section 5.2.6 the Borrower shall promptly repay all Advances under the Loan Facility by an amount equal to 100% of the Net Cash Proceeds of such Disposition that are not used by such Obligor to acquire new assets having similar function to those assets that are the subject of such Disposition within 180 days of such Disposition.

5.2.4 Mandatory Repayment from Proceeds of Insurance

Mandatory repayments from proceeds of Insurance shall be made in accordance with the provisions of Section 8.9 of this Agreement. The amount of each such repayment shall be applied first to any accrued and unpaid interest (including any PIK Interest) and second, to the amortization payments set out in Schedule L in inverse order of maturity.

5.2.5 Mandatory Prepayments from Excess Cash Flow

On or prior to the last Business Day of the first Fiscal Quarter in each Fiscal Year (commencing with the Fiscal Quarter ending March 31st immediately following the Fiscal Year in which the Initial Project Completion Date occurs), the Borrower shall deliver to the Lender a completed Excess Cash Flow Certificate setting out the Excess Cash Flow for the most recently completed Fiscal Year. Upon delivery of the foregoing Excess Cash Flow Certificate, subject to Section 5.2.6 the Borrower shall prepay the Obligations in the aggregate amount equal to the Excess Cash Flow Prepayment Amount, provided that if the payment of Excess Cash Flow Prepayment Amount would cause the Borrower to have less than the required minimum liquidity required pursuant to Section 9.3.2, then the Borrower shall only be required to pay such Excess Cash Flow amount that allows the Borrower to remain in compliance with Section 9.3.2, which shall be demonstrated to the Lender’s satisfaction in the Excess Cash Flow Certificate. The amount of each such prepayment shall be applied first to any accrued and unpaid interest (including any PIK Interest) and second, to the amortization payments set out in Schedule L in inverse order of maturity.

5.2.6 Pro Rata Share with IQ

Notwithstanding the foregoing, so long as (i) any Obligations remain outstanding hereunder, or (ii) any obligations owing by any Obligor to IQ under or in connection with the IQ Loan Agreement are outstanding, prior to making any mandatory prepayment or voluntary prepayment to IQ under the IQ Loan Agreement, the Borrower shall inform the Lender in writing pursuant to subsections 9.2.2(xv) or 9.2.2(xiv), as applicable, and consult with the Lender to ensure that the amount of any mandatory prepayment or voluntary prepayment, as applicable, to be paid to the Lender under this Agreement is on a Proportionate Repayment Basis and to IQ under the IQ Loan Agreement is on a IQ Proportionate Repayment Basis.

5.2.7 Application of Payments

No amount of the Loans paid or prepaid may be reborrowed.

5.3	Amortization

The Borrower shall make principal payments of the Loan Facility in semi-annual installments on the last Business Day of each applicable Fiscal Quarter indicated in Schedule L, commencing with the first full Fiscal Quarter ending one (1) year after the Initial Project Completion Date and continuing through and including the Fiscal Quarter ending ten years thereafter, or immediately prior to the Maturity Date, whichever is earlier, with the amount of each such principal installment to equal the amount set forth in Schedule L shown opposite the relevant due date on such Schedule L. For certainty, any remaining Obligations shall be paid in full by the Borrower on the Maturity Date.

5.4	Voluntary Prepayments

The Borrower may, subject to the provisions of this Agreement and without premium or penalty, prepay Advances outstanding under the Loan Facility (together with accrued and unpaid interest thereon) upon five (5) Business Days’ notice to the Lender, which shall be irrevocable and binding on the Borrower and which shall specify the proposed date and aggregate principal amount of the prepayment. In such case, the Borrower shall pay to the Lender in accordance with such notice the amount of such prepayment. Each partial prepayment shall be in a minimum aggregate principal amount of $10,000,000 and an integral multiple of $1,000,000, provided that each time the Borrower makes a voluntary prepayment of outstanding Advances under this Agreement, (i) the Borrower shall make a voluntary prepayment of outstanding advances under the IQ Loan Agreement contemporaneously, and (ii) the amount of any voluntary prepayment made by the Borrower to (A) the Lender under this Agreement shall be on a Proportionate Repayment Basis and (B) IQ under the IQ Loan Agreement shall be on a IQ Proportionate Repayment Basis. Unless otherwise specified by the Borrower in the applicable notice of prepayment required by the immediately preceding sentences, such prepayment shall be applied first to any accrued and unpaid interest (including any PIK Interest) and second, to the amortization payments set out in Schedule L in inverse order of maturity. If such voluntary prepayment is made prior to the Initial Project Completion Date, the Borrower shall certify, as confirmed by the Technical Advisor, that it has Available Funding for the remaining Project Costs to achieve the Initial Project Completion Date by no later than the Initial Outside Date and that no Default or Event of Default would occur as a result thereof. If such voluntary prepayment is made after the Initial Project Completion Date but prior to the Project Completion Date, the Borrower shall certify, as confirmed by the Technical Advisor, that, after giving effect to such prepayment, it has sufficient funds for the remaining costs to achieve Project Completion by no later than the Outside Date and that no Default or Event of Default would occur as a result thereof.

5.5	Cancellation of Commitment

5.5.1 The Lender shall have the right to cancel the Commitment if the conditions precedent to the initial Advance are not fulfilled or waived in accordance with in Section 3.2.

5.5.2 The Borrower shall have the right at any time and from time to time, upon ten (10) Business Days prior written notice to the Lender (or such shorter period of time agreed to by the Lender), to request a reduction of, or a cancellation of a portion of, the Commitment without premium or penalty and in whole or in part; provided that:

5.5.2.1 the Borrower may not request a reduction of the Commitment or a cancellation of a portion of a portion of the Commitment if such reduction or cancellation would cause an Event of Default;

5.5.2.2 the Commitment may not be reduced to an amount less than the sum of the aggregate principal amount of Advances then outstanding after giving effect to such reduction and any payments made concurrently therewith;

5.5.2.3 each time the Borrower requests a reduction of the Commitment or a cancellation of a portion of the Commitment under this Agreement, (i) the Borrower shall request a reduction of the commitment or a cancellation of a portion of the commitment under the IQ Loan Agreement contemporaneously, and (ii) the amount of any reduction of the Commitment or any cancellation of the Commitment, as applicable, under this Agreement shall be on a Proportionate Basis comparing to the amount of such contemporaneous reduction of the commitment or such contemporaneous cancellation of the commitment, as applicable, under the IQ Loan Agreement;

5.5.2.4 each time the Borrower requests a reduction of the commitment or a cancellation of a portion of the commitment under the IQ Loan Agreement, (i) the Borrower shall inform the Lender in writing pursuant to subsection 10.2.2(xvi), (ii) the Borrower shall request a reduction of the Commitment or a cancellation of a portion of the Commitment under this Agreement contemporaneously, and (iii) the amount of any reduction of the commitment or any cancellation of the commitment, as applicable, under the IQ Loan Agreement shall be on a Proportionate Basis comparing to the amount of such contemporaneous reduction of the Commitment or such contemporaneous cancellation of the Commitment, as applicable, under this Agreement;

5.5.2.5 once reduced or cancelled, such reduced Commitment may not be increased and such cancelled portion of Commitment may not be reinstated; and

5.5.2.6  the Borrower shall have delivered to the Lender a certificate executed by a Responsible Officer of the Borrower and countersigned by the Technical Advisor confirming and providing sufficient evidence that, after giving effect to such reduction or cancellation, together with any contemporaneous reduction or cancellation, on a Proportionate Basis, of the commitment under the IQ Loan Agreement, the Available Funding is projected to be sufficient to achieve the Initial Project Completion Date on or before the Initial Outside Date and that no Default or Event of Default would occur as a result thereof.

5.6	Place of Payment of Principal, Interest and Fees

5.6.1 All payments by the Borrower under any Loan Document, unless otherwise expressly provided in such Loan Document, will be made by bank transfer to the Lender in Canadian Dollars to the Payment Account, or at such other location as may be agreed upon by the Lender and the Borrower, not later than 12:00 p.m. (Ottawa time) for value on the date when due, and will be made in immediately available funds without set-off, deduction or counterclaim.

5.6.2 The Borrower shall pay to the Lender on written demand any amounts required to compensate the Lender for any actual loss suffered or incurred by it as a result of (i) the failure of the Borrower to give any notice in the manner and at the times required by this Agreement; (ii) the failure of the Borrower to effect an Advance in the manner and at the time specified in any Advance Notice; or (iii) the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. Written notice as to the amount of any such loss submitted in good faith by the Lender to the Borrower shall be prima facie evidence of such amount.

Article 6
REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

Each Obligor makes the following representations and warranties to the Lender, all of which shall survive the execution and delivery of this Agreement:

6.1.1 Existence and Qualification. Each Obligor (i) has been duly incorporated, formed, amalgamated, merged or continued, as the case may be, and is validly subsisting as a corporation, company, limited liability company, partnership or trust, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may; and (ii) is duly qualified, authorized to do business and in good standing in each jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary except where the failure to have such qualification will not have a Material Adverse Effect.

6.1.2 Power and Authority. Each Obligor has the full corporate, trust, company, limited liability company or partnership power and authority, as the case may be, (i) to carry on its business as now being conducted and as proposed to be conducted by it, (ii) to own or hold under lease or license or by way of easements, as the case may be, and operate the property it purports to own or hold under lease or license or by way of easements, as the case may be, (iii) to execute, deliver and perform its obligations under the Loan Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Loan Documents, (iv) to take all action as may be necessary to consummate the transactions contemplated under the Loan Documents, and (v) to grant the Encumbrances provided for in the Security Documents to which it is a party.

6.1.3 Authorizations. The execution and delivery of this Agreement, each other Loan Document and each Project Contract to which an Obligor is or will be a party and the performance by it of its obligations hereunder and thereunder have been duly authorized by such Obligor.

6.1.4 Enforceability. This Agreement and each other Loan Document has been duly executed and delivered by each Obligor and constitutes, and each other Loan Document and each Project Contract to which each Obligor, is or will be party when executed by it will constitute, its legal, valid and binding obligation, enforceable against it, in accordance with its terms, subject only to the discretion that a court may exercise in granting equitable remedies and any limitation under Insolvency Legislation or other Laws affecting creditors’ rights generally from time to time in effect.

6.1.5 Approvals. All consents, licences, approvals and authorizations required by the Obligors in connection with the entry into, performance, validity and enforceability of this Agreement, the other Loan Documents and the Project Contracts to which it is a party have been obtained and are in full force and effect.

6.1.6 Security. The Security Documents constitute a valid first priority Encumbrance on all present and after-acquired assets, property and undertaking (both real and personal) of the Obligors (and for greater certainty, includes all Equity Interests and all Project Assets but excludes Excluded Property) in favour of the Collateral Agent for the benefit of the Lender (except for Permits which by their nature are not assignable), subject only to Permitted Encumbrances.

6.1.7 No Breach. The execution and delivery by each Obligor of each of the Loan Documents to which it is a party and each Project Contract to which it is or will be a party and the performance by it of its obligations hereunder and thereunder do not and will not (i) conflict with or result in a breach of any of the terms, conditions or provisions of (A) its constating documents, (B) any Applicable Law, (C) any material contractual restriction binding on or affecting it or its properties (including any such material contractual restriction contained in the Material Project Contracts, or D) any writ, judgment, injunction, determination or award which is binding on it; or (ii) result in, or require or permit (A) the imposition of any Encumbrance (other than Permitted Encumbrances) on or with respect to any properties now owned or hereafter acquired by it, or (B) the acceleration of the maturity of any of its Debt under any contractual provision binding on or affecting it.

6.1.8 Litigation. Other than as set out in Schedule 6.1.8, no Obligor has received notice of any action, litigation, subpoena, suit or proceeding, arbitration or other labour or employment proceeding (whether or not purportedly on its behalf) and no Obligor is aware of any pending or threatened action, litigation, subpoena, suit or proceeding, arbitration or other labour employment proceeding (whether or not purportedly on its behalf) against or affecting the Project, the Intellectual Property or any Obligor, which could reasonably be expected to have a Material Adverse Effect.

6.1.9 Insurance. Each Obligor maintains the Required Insurance.

6.1.10 Ownership Structure and Equity Interests

6.1.10.1 As of the date hereof, the ownership structure and Equity Interests of the Obligors and their subsidiaries are as set out in Schedule 6.1.10.

6.1.10.2 As of the date hereof, the full organizational structure of the Telesat Group and their subsidiaries are as set out in Schedule 6.1.10.

6.1.10.3 As of the date hereof, no Person has any agreement, option, right or privilege, whether by Law, pre-emptive or contractual, for the purchase of any Equity Interests of any Obligor, other than the Warrants, the IQ Warrants and the Securityholder Agreement.

6.1.11 Financial Year End. The financial year end of the Borrower is December 31.

6.1.12 Employees; Subsidiaries

6.1.12.1 The Obligors are in material compliance with all Applicable Laws respecting employment matters, including (without limitation) any provisions relating to employment standards, pay equity and wages. There is not currently any material labour disruption or conflict involving the Obligors, or directly affecting the Project. None of the Obligors are a party to a collective bargaining agreement.

6.1.12.2 No Obligors have any Subsidiaries that are not Obligors (other than the Excluded Subsidiaries) and no Obligor has any other Equity Interest in or otherwise controls any voting stock of or has any direct or indirect ownership interest in, any other Person (other than Telesat LEO Parent in respect of Telesat Technology) and has not been engaged in any joint venture or partnership with any other Person.

6.1.13 Compliance with Laws. Each Obligor is in compliance with all material Applicable Laws. No Obligor is aware of any basis that it or the Project or the Real Property Interests may be, and no Obligors has received notice that it or the Project or the Real Property Interests are alleged to be, in breach of any Permit or any Applicable Law applicable to it or the Project.

6.1.14 Anti-Corruption Laws, Sanctions and GoC Integrity Regime

6.1.14.1 Each Obligor and each of its respective Subsidiaries maintains in effect, procedures, policies or codes of conduct intended to ensure compliance by its directors, officers and employees with, in each case, Anti-Corruption Laws and Sanctions laws applicable to such Persons.

6.1.14.2 The operations of each Obligor and each of its respective Subsidiaries are, and have been at all times, conducted in accordance with applicable Anti-Money Laundering Laws, and with applicable Anti-Corruption Laws and Sanctions laws, and no action, suit, proceeding or investigation under applicable Anti-Corruption Laws and Sanctions laws is pending or, to the knowledge of each Obligor, is threatened.

6.1.14.3 Neither any Obligor, any Obligor’s Subsidiaries nor, to the knowledge of the Borrower, any of the directors, officers, employees or holders of a beneficial interest in any Obligor or any Obligor’s Subsidiaries is a Sanctioned Person.

6.1.14.4 No part of the proceeds of any Advance will be used by any Obligor or any of its Subsidiaries (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (B) for the purpose of funding (including payments made to) or financing any activities, investments, business or transaction of or with any Person actually known to any Obligor or to any of its Subsidiaries to be a Sanctioned Person, or (C) in any manner that would result in the violation of any Sanctions applicable to any Obligor or any of its Subsidiaries.

6.1.14.5 Each of the Obligors has read and understands the GoC Integrity Regime and neither the Obligors, nor to the Borrower’s knowledge, any Material Project Counterparty, is in violation of the GoC Integrity Regime.

6.1.15 No Default. None of the Obligors is in default under any agreement by which it is bound including, without limitation, the SpaceX Agreement, the MDA Agreement, or any other Pari Passu Financing Document, which could reasonably be expected to have a Material Adverse Effect, and no Default or Event of Default has occurred and is continuing nor shall such a Default or Event of Default result from the entry by the Borrower and each other Obligor into this Agreement and the other Loan Documents to which it is a party or the performance by each of the Obligors of its obligations under this Agreement and the other Loan Documents to which it is a party.

6.1.16 Material Project Contracts

6.1.16.1 The Material Project Contracts listed in Schedule 6.1.16 are (i) all of the Material Project Contracts that are in existence as of the Closing Date, (ii) in full force and effect (except to the extent fully performed in accordance with their terms) and all conditions precedent thereunder (including all conditions precedent to any warranty obligations thereunder) have been satisfied or waived except as disclosed in writing to the Lender after the Closing Date in respect of matters which come to its attention after the Closing Date, and (iii) are the only material contracts required to own, design, test, construct, deliver, launch, Operate and/or maintain the Project as of the Closing Date;

6.1.16.2 no Obligor is in breach in any material respect of any Material Project Contract to which it is party. No Obligor is aware of any material breach of any Material Project Contract by any Material Project Counterparty except as disclosed in writing to the Lender after Closing for matters which come to its attention after the Closing Date;

6.1.16.3 no event of default or event that would constitute, with giving of notice or lapse of time, an event of default by a Material Project Counterparty under any of the Material Project Contracts has occurred and is continuing which would reasonably be expected to have a Material Adverse Effect;

6.1.16.4 no Change Orders that would reasonably be expected to have a Material Adverse Effect or in excess of US$[redacted – commercially sensitive information] individually and US$[redacted – commercially sensitive information] in the aggregate, have been issued under the applicable Material Project Contracts, except for (i) Change Orders issued prior to the Closing Date and previously disclosed to the Lender and (ii) Change Orders issued on or after the Closing Date in accordance with the provisions of this Agreement; and

6.1.16.5 the Lender has been provided with true, correct and complete copies of all of the Material Project Contracts, except for Additional Material Project Contracts, which shall be provided to the Lender as soon as reasonably practical after the Borrower or other applicable Obligor enters into such Additional Material Project Contracts.

6.1.17 Permits.

6.1.17.1 The Permits listed in Schedule 6.1.17 are all of the material Permits required by the Obligors and the Project pursuant to Applicable Law, and are the only material Permits required to design, develop, construct, install, launch, commercialize, own and Operate the Project, including for certainty, as may be needed to (i) operate the Borrower’s terrestrial facilities, (ii) launch and Operate each Satellite used in the Project; and (iii) transmit signals, in all cases, except as disclosed in writing to the Lender after the Closing Date in respect of matters which come to the attention of the Borrower after the Closing Date;

6.1.17.2 the Permits listed in Part I of Schedule 6.1.17 are in full force and effect as of the Closing Date and all conditions precedent thereunder have been satisfied or waived except as disclosed as set out in Schedule 6.1.17 or as disclosed in writing to the Lender after the Closing Date in respect of matters which come to its attention after the Closing Date;

6.1.17.3 no Obligor is in breach of any Permit in any material respect;

6.1.17.4 all Permits listed in Part II of Schedule 6.1.17 have been or are expected to be obtained in the normal course by the Borrower so as to allow for the Initial Project Completion Date to occur on or before the Initial Outside Date and the Project Completion Date to occur on or before the Outside Date;

6.1.17.5 from and after the date of the Closing Date, the Lender has been provided with true, correct and complete copies of all of the Permits required to design, develop, construct, install, launch, commercialize, own and Operate the Project; except for: (i) the Permits in Part II of Schedule 6.1.17 and Additional Permits which shall be provided to the Lender as soon as reasonably practicable after the Borrower obtains such other Permits; (ii) Permits which do not take the form of formal document issued to the Borrower as set out in Schedule 6.1.17; and (iii) Permits issued to third parties as set out in Schedule 6.1.17.

6.1.17.6 except as set out in Schedule 6.1.17, the Project complies in all material respects with the specifications, plans and drawings submitted to obtain the Permits referenced above; and

6.1.17.7 to the knowledge of the Borrower, each Third Party Permit: (i) has been obtained, or (ii) is expected to be obtained in a timely manner.

6.1.18 Real Property Interests.

6.1.18.1 Schedule 6.1.18 sets out all of the Owned Real Property and the Leased Real Property as at the Closing Date (as updated from time to time in accordance with this Agreement); other than the Owned Real Property and the Leased Real Property, no Obligor is the owner or lessee of, or under any agreement or option to own, any real property or any interest therein, and no Obligor has tangible assets having a book value in excess of Cdn.$[redacted – commercially sensitive information] (or the Equivalent Amount in Canadian Dollars) at any location or that is material to the Project other than as disclosed in Schedule 6.1.18;

6.1.18.2 the Leases listed in Schedule 6.1.18 (as updated from time to time in accordance with this Agreement) are in full force and effect as of the Closing Date and, except as noted in Schedule 6.1.18, (i) notice of each Lease has been registered on title to the lands thereby demised, (ii) the Leases have priority over all freehold mortgages affecting such lands or the freehold mortgagees have entered into a non-disturbance agreement with respect to such lease. All locations that are material to the Project that are not Owned Real Property are subject to a lease agreement (or other agreement satisfactory to the Lender) in favour of the Borrower in form and substance satisfactory to the Lender; and

6.1.18.3 the Obligors have valid fee simple and marketable title to the Owned Real Property and Leased Real Property, free and clear of all Encumbrances (except Permitted Encumbrances).

6.1.19 Locations of Collateral. Except as disclosed in Schedule 6.1.19, all of the Collateral that constitutes tangible personal property and all of the Collateral that constitutes real property is located at or on the Owned Real Property and Leased Real Property.

6.1.20 Environmental. Except as disclosed in Schedule 6.1.20, (a) no Obligor or any of its Subsidiaries is subject to any civil or criminal proceeding relating to Requirements of Environmental Laws and is not aware of any investigation or threatened proceeding or investigation, which if adversely determined, could reasonably be expected to have a Material Adverse Effect, (b) each Obligor and each of its Subsidiaries has all material Permits, registrations and other authorizations required by the Requirements of Environmental Laws for the operation of its business and the properties which it owns, leases or otherwise occupies, except where the failure to have same could not reasonably be expected to have a Material Adverse Effect, (c) each Obligor and each of its Subsidiaries currently operates its business and its Real Property Interests in compliance with all applicable Requirements of Environmental Laws, except where the failure to be in compliance could not reasonably be expected to have a Material Adverse Effect, (d) no Hazardous Materials are stored or disposed of by any Obligor or any of its Subsidiaries or otherwise used by any Obligor or any of its Subsidiaries in material violation of any applicable material Requirements of Environmental Laws (including, without limitation, that there has been no Release of Hazardous Materials by any Obligor or any of its Subsidiaries at, on or under any Real Property Interests now or previously owned or, to the knowledge of the Borrower, leased by any Obligor or any of its Subsidiaries in violation of any applicable material Requirements of Environmental Laws), (e) to the knowledge of the Borrower (i) all underground storage tanks now or previously located on any Real Property Interests owned or leased by any Obligor or any of its Subsidiaries have been operated, maintained and decommissioned or closed, as applicable, in material compliance with applicable Requirements of Environmental Law; and (ii) no real property or groundwater in, on or under any Real Property Interest now or previously owned or leased by any Obligor or any of its Subsidiaries is or has been during the such Obligor’s or such Subsidiary’s ownership or occupation of such property contaminated by any Hazardous Material, except for any contamination that could not reasonably be expected to give rise to material liability under Requirements of Environmental Laws that could reasonably be expected to have a Material Adverse Effect nor, to the best of its knowledge, is any such property named in any list of hazardous waste or contaminated sites maintained under the Requirements of Environmental Law.

6.1.21 Force Majeure. No Force Majeure has occurred and is continuing except as has been disclosed to the Lender in writing.

6.1.22 Sufficiency of Rights. The services to be performed, the materials to be supplied and the property interests and contractual rights (including rights of way and licences of occupation) and other rights granted to or held by the Borrower pursuant to the Material Project Contracts, Real Property Interests and the Permits comprise all of the property interests and contractual rights necessary to design, develop, construct, install, launch, commercialize, own and Operate the Project as contemplated by the Material Project Contracts and the Financial Model in all material respects.

6.1.23 Intellectual Property

6.1.23.1 Schedule 6.1.23 sets forth a complete list and a description as at the Closing Date (as updated from time to time in accordance with this Agreement) of all (A) Intellectual Property (including patent, trademark, copyright, industrial design and domain name) registrations and applications, owned or licensed by the Obligors and used in connection with the Project, along with (i) the name of the owner of each such item of Intellectual Property, (ii) the jurisdiction in which each such item of Intellectual Property has been registered or filed, and (iii) the applicable registration, application or serial number or similar identifier (“Registered Intellectual Property”); and (B) all Intellectual Property, including proprietary software, that is not registered or subject to applications, but that is owned or licensed by the Obligors and is material to the Project, along with the name of the owner of each such item of Intellectual Property. The Obligors own or license, as applicable, such Intellectual Property free and clear of any Encumbrance (other than Permitted Encumbrances).

6.1.23.2 Each Obligor owns exclusively or holds licenses in all of the Intellectual Property which it currently purports to own or license that are necessary for the design, development, testing, construction, installation, launch, commercialization, ownership and Operation of the Project.

6.1.23.3 No Intellectual Property that is used in connection with the Project is owned by Telesat Canada or any Affiliate of the Borrower (other than an Obligor).

6.1.23.4 All current employees and all contractors who were involved in the creation or development of any Intellectual Property that is necessary for or material to the design, development, testing, construction, installation, launch, commercialization, ownership and Operation of the Project, have signed agreements containing assignment of Intellectual Property rights to an Obligor and industry standard obligations of confidentiality. To each Obligor’s knowledge, no employee or contractor is in violation of such agreements.

6.1.23.5 Except as set out in Schedule 6.1.23, there has been no disclosure by any Obligor to or access given by any Obligor to any Person of material confidential information or trade secrets used in, necessary for or material to the design, development, construction, installation, launch, commercialization, ownership and Operation of the Project, other than under an appropriate confidentiality or nondisclosure agreement or contractual provision relating to confidentiality and nondisclosure or where such disclosure or access would not reasonably be expected to result in a Material Adverse Effect.

6.1.23.6 For all Intellectual Property Licenses used in, necessary for or material to the design, development, construction, installation, launch, commercialization, ownership and Operation of the Project, neither the Obligor or, to the knowledge of the Borrower, any other party to such Intellectual Property Licenses is in violation of such Intellectual Property Licenses.

6.1.23.7 No rights to Intellectual Property material to the Project have been lost or are in jeopardy of being lost through actions or failure to act by the Obligors.

6.1.23.8 All necessary material documents and certificates in connection with the Registered Intellectual Property have been filed with, and all relevant fees have been paid to, the relevant patent, copyright, trademark or other authorities, as the case may be, for the purposes of perfecting, prosecuting and maintaining the Registered Intellectual Property. There are no unpaid maintenance, annuity or renewal fees currently overdue for any of the Registered Intellectual Property.

6.1.23.9 To each Obligor’s knowledge, no Person has infringed, violated or misappropriated or is currently infringing, violating or misappropriating any Intellectual Property rights owned or licensed by such Obligor. No Intellectual Property or other proprietary right misappropriation, infringement, or violation Claim has been brought against any Person by any Obligor, Telesat Canada or any other Affiliate of the Borrower.

6.1.23.10 (i) To each Obligor’s knowledge, such Obligor has never infringed or misappropriated and is not currently infringing or misappropriating any Intellectual Property rights of any Person, and no product manufactured, used, distributed, licensed, or sold by or service provided by such Obligor has ever infringed or misappropriated or is currently infringing or misappropriating any Intellectual Property rights of any Person, and (ii) there are no infringement or misappropriation claims or proceedings pending, or to any Obligor’s knowledge after reasonable inquiry, threatened in writing against any Obligor, and no Obligor has received any written notice or other communication of any actual or alleged infringement or misappropriation of any Intellectual Property rights of any Person.

6.1.23.11 To each Obligor’s knowledge, all Registered Intellectual Property that is necessary for or material to the design, development, construction, installation, launch, commercialization, ownership and Operation of the Project, is valid, subsisting and enforceable and in compliance with all legal requirements, filings, and payments and other actions that are required to maintain such Intellectual Property in full force and effect.

6.1.23.12 The transactions contemplated by the Loan Documents and the design, development, construction, installation, launch, commercialization, ownership and Operation of the Project as currently contemplated by the Borrower, will not materially violate or breach the terms of any Intellectual Property License, or entitle any other party to any such Intellectual Property License to terminate or modify it in a material way, or otherwise materially adversely affect any of the Obligor’s rights under it.

6.1.23.13 Each Obligor has taken all Commercially Reasonable Efforts to protect the Intellectual Property that is used in, necessary for or material to the design, development, construction, installation, launch, commercialization, ownership and Operation of the Project and the business of the Obligor as presently conducted and, to each Obligor’s knowledge, no material rights to the Obligor’s Intellectual Property have been lost or are in jeopardy of being lost through failure to act by the Obligor. Each Obligor has implemented and monitored industry standard measures with respect to technical, administrative and physical security to preserve and protect the availability, security, integrity and non-disclosure of the confidential information and trade secrets of the Obligors.

6.1.23.14 No Obligor has granted access or a license to any of its source code that is necessary for or material to the design, development, construction, installation, launch, commercialization, ownership and Operation of the Project, including any escrow arrangement for the storage and conditional release of any of its source code. The Obligor has sufficiently documented source code enabling a reasonably skilled software developer familiar with the applicable coding languages and technology used in development of the Obligor’s proprietary Software products, to understand such source code.

6.1.23.15 To the knowledge of the Borrower, no Open Source Software has been used in any manner that, with respect to Intellectual Property that is used in, necessary for or material to the design, development, construction, installation, launch, commercialization, ownership and Operation of the Project: (1) requires the disclosure or distribution of such Intellectual Property in source code form; (2) requires the licensing of such Intellectual Property for the purpose of making derivative works; (3) imposes any restriction on the consideration to be charged for the distribution of such Intellectual Property; (4) imposes any restriction on the Obligor from asserting its rights, including patent and other intellectual property rights; or (5) imposes any other material limitation, restriction, or condition on the right of the Obligor with respect to its use or distribution of such Intellectual Property.

6.1.24 Information Technology

6.1.24.1 All IT Systems are in good working condition to perform all computing, information technology and data processing operations necessary for the Project and the operation of the business of the Obligor. Each Obligor has taken Commercially Reasonable Efforts in accordance with industry standards to secure the IT Systems from unauthorized access or use by any Person and to promote the continued, uninterrupted and error-free operation of the IT Systems. Except as set forth in Schedule 6.1.24, there have been no successful unauthorized access, denial-of-service assault or other attack on the IT Systems.

6.1.24.2 Each Obligor has in effect industry standard disaster recovery plans and procedures and business continuity plans and procedures, in the event of any malfunction of or unauthorized access to any IT Systems. Each Obligor has taken Commercially Reasonable Efforts to provide for the back-up of data and information critical to the conduct of its business in a commercially reasonable attempt to avoid disruption to, or interruption in, the conduct of such business.

6.1.25 Privacy Laws

6.1.25.1 Each Obligor has conducted and is conducting its business and the Project in compliance with all applicable Privacy Laws and in all material respects with the respective internal and customer-facing privacy policies, including in connection with its collection, use and disclosure of Personal Information. As of the date hereof, no Obligor nor any Subsidiary has received any written complaints or written notices of any breach or violation of any such Privacy Laws. To the knowledge of each Obligor, in connection with the operation of its business and the Project, all Personal Information:

(a)	has been collected, retained, used or disclosed with the consent of each individual to which such Personal Information relates (if such consent is required under applicable Privacy Laws);

(b)	has been used only for the purposes for which the Personal Information was initially collected or for a subsequent purpose for which consent was subsequently obtained; or

(c)	has been collected, retained, used or disclosed, as the case may be, for a purpose in respect of which consent may, under applicable Privacy Laws, be implied (if such consent is required under applicable Privacy Laws and has not been expressly received).

6.1.25.2 To the extent that any Obligor or a Subsidiary has been subject to a breach involving Personal Information under its control, such Obligor or Subsidiary has reported the breach to the applicable Governmental Authority where such reporting is required by Privacy Laws. Each Obligor and each Subsidiary have kept records of any breach involving Personal Information, whether or not the breach is reportable to a Governmental Authority under Privacy Laws.

6.1.26 Taxes. Except as set forth on Schedule 6.1.26, each Obligor and each of its respective Subsidiaries has (a) paid all Taxes when due, (b) made adequate provision for Taxes payable by it, (c) delivered, or caused to be delivered, when due, all required income Tax and information returns to the appropriate Governmental Authorities, (d) withheld and collected all Taxes required to be withheld and collected by it and remitted such Taxes when due to the appropriate Governmental Authorities, except where any such remittance is being contested in good faith and by appropriate proceedings and an adequate reserve in accordance with GAAP has been established in its books and records and (e) paid and discharged when due all obligations imposed upon it by statute which, if unpaid beyond the applicable due date, might become an Encumbrance upon its property, except where any such obligations are being contested in good faith and by appropriate proceedings and an adequate reserve in accordance with GAAP has been established in its books and records or otherwise satisfactory to the Lender, acting reasonably, and no appeal or claim is, to the knowledge of the Borrower, being asserted or processed with respect to such obligations. Except as set forth on Schedule 6.1.26, there is no material action, suit, proceeding, investigation, audit or claim now pending, or to its knowledge, threatened by any Governmental Authority regarding any Taxes.

6.1.27 Financial Statements. All of the financial statements which have been furnished to the Lender in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the Obligors as of the dates referred to therein and have been prepared on a Consolidated basis. All other financial information provided to the Lender as of the date prepared were based on reasonable assumptions and expectations and represent reasonable good faith estimates.

6.1.28 Liabilities. No Obligor has any liabilities, whether accrued, absolute, contingent or otherwise, of any kind or nature whatsoever, except (i) as disclosed in the financial statements most recently delivered under Section 9.2.1 of this Agreement; (ii) as incurred after the date of such financial statements and as regards to Debt, are permitted to be incurred hereunder; (iii) as incurred in the ordinary course of business of such Obligor; and (iv) for liabilities consented to by the Lender.

6.1.29 No Material Adverse Effect. Since the later of the Closing Date and the date of the Borrower’s most recent financial statements provided to the Lender, there has not occurred any change (or any condition), event or development involving a prospective change in its business, liabilities, operations, results of operations or assets which would reasonably be expected to have a Material Adverse Effect.

6.1.30 Information and the Financial Model.

(a)	The Obligors have provided to the Technical Advisor all of the relevant material information in their possession or to which it has access relating to the Project and the construction and Operation of the Project and the Borrower has reviewed the report of the Technical Advisor delivered pursuant to Section 3.1.24 and such report, based on the Borrower’s review (excluding any information with respect to any opinions contained therein), is not incorrect in any material respect; and

(b)	Each Financial Model delivered or required to be delivered by the Borrower pursuant to the terms of this Agreement (i) shall have been prepared by the Borrower in good faith and with due care, (ii) fairly present the expectations of the Borrower as to the matters covered thereby as of its date, (iii) is based on good faith reasonable assumptions as to all factual and legal matters material to the estimates therein (including interest rates and costs) at the time of delivery thereof, (iv) is consistent with the applicable provisions of the Transaction Documents and Applicable Law in all material respects and (v) there is no fact or circumstances with respect to such Financial Model (or the projections contained therein) or any of the assumptions made in connection therewith that would reasonably be expected to have a Material Adverse Effect.

6.1.31 Disclosure.

6.1.31.1 The Obligors have disclosed to the Lender all agreements, instruments and corporate or other restrictions to which it is subject, and all other matters known to it pertaining to the Obligors and the Project, in each case, that, individually or in the aggregate, would reasonably be expected to be material to the Lender. None of the Loan Documents or any reports, financial statements, certificates or other written information furnished by or on behalf of the Obligors contains any untrue statement of a fact pertaining to any Obligors or the Project or omits to state a fact pertaining to any Obligors or the Project, which make the statements contained herein or therein, in light of the circumstances under which they were made, misleading in any material respect.

6.1.31.2 As of the date it was stated to be given or as at the date it was delivered, each of the Project Budget and Operating Budget accurately specifies in all material respects all material costs and expenses incurred and the Borrower’s good faith estimate of all material costs and expenses (including reasonable allowances for contingency expenses) anticipated by the Borrower to be incurred prior to the Project Completion Date to develop, construct and finance the Project and to implement the Project in the manner contemplated by the Transaction Documents. With respect to all projections and budgets (including the Project Budget and the Operating Budget) furnished or to be furnished to the Lender or its consultants by or on behalf of the Borrower and the summaries of significant assumptions related thereto, such projections, budgets and summaries of assumptions (i) have been prepared with due care and in good faith, (ii) fairly present the expectations of the Borrower as to the matters covered thereby as of their date, (iii) are based on good faith reasonable assumptions as to all factual and legal matters material to the estimates therein (including interest rates and costs) at the time of delivery thereof, (iv) are consistent with the applicable provisions of the Transaction Documents and Applicable Law in all material respects, and in the case of the Project Budget and Project Schedule and the Operating Budget, are consistent with the most recent Financial Model at the time of delivery thereof.

6.1.32 Benefit Plans and Pension Plans. Except as disclosed in Schedule 6.1.32, no Obligor sponsors, administers, maintains or contributes to a Pension Plan. For certainty, except as disclosed in Schedule 6.1.32 no Obligor sponsors, administers, maintains or contributes to a Pension Plan which contains a defined benefit provision as defined in subsection 147.1(1) of the Tax Act. All Benefit Plans and Pension Plans (i) are registered where required by, and are in good standing under, all Applicable Laws and (ii) that are intended to qualify for special tax treatment meet all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Authority. The Benefits Plans and Pension Plans, if any, have been administered and maintained in accordance with the Tax Act and all other Applicable Law in all material respects. There have been no improper withdrawals or applications of the assets of the Benefit Plans or Pension Plans. Each of the Benefit Plans and Pension Plans, if any, is funded in accordance with such Benefit Plans and Pension Plans and Applicable Law, such that, except as disclosed in Schedule 6.1.32, with respect to each Pension Plan, no material funding deficiency or unfunded liability exists or would reasonably be expected to exist under any such Pension Plan. No Benefit Plan has any unfunded liabilities, determined in accordance with GAAP, that have not been fully accrued on the most recent unaudited consolidated financial statements of the Borrower and the most recent audited consolidated financial statements for Telesat Parent or that will not be fully offset by insurance.

6.1.33 Non-Arm’s Length Transactions. All agreements, arrangements or transactions between the Borrower or any other Obligor, on the one hand, and any Affiliate of or other Person not dealing at Arm’s Length with such Obligor, on the other hand (other than the Borrower or another Obligor), in existence at the date hereof are set forth on Schedule 6.1.33 or are otherwise permitted pursuant to Section 9.4.20 of this Agreement.

6.1.34 Collateral Accounts. Schedule 6.1.34 sets forth a complete list of all Collateral Accounts held by the Obligors as at the Closing Date (as updated from time to time in accordance with this Agreement) and the details of the financial institutions where such Collateral Accounts are held.

6.1.35 Excluded Subsidiaries. As of the Closing Date, the Excluded Subsidiaries are not Material Subsidiaries.

6.1.36 Warrants. The Borrower has duly authorized the creation and issuance of the Warrants and the Warrants, when issued on the Closing Date, will be duly and validly issued, and the certificates representing the Warrants and the Warrant Agreement will be valid and enforceable against the Borrower (except that enforceability of the Warrant Agreement may be limited by applicable Insolvency Legislation or other Laws affecting creditors’ rights generally). The Borrower has reserved the common shares issuable upon the exercise of the Warrants and, upon the exercise of the Warrants in accordance with the terms of the Warrant Agreement and the certificates representing the Warrants, including without limitation, payment to the Borrower of the consideration due upon exercise thereof, such common shares will be duly authorized and validly issued as fully paid and non-assessable common shares in the capital of the Borrower, and the holders will be the legal and registered owners of such common shares free and clear of Encumbrances (except for any Encumbrances placed thereon by the holders). The Warrants and common shares issuable upon exercise of the Warrants will be offered, issued, sold and delivered to the holders in compliance with all Applicable Laws, including applicable securities laws.

6.1.37 Satellites. Each of the Satellites owned by any of the Obligors is set out on Schedule 6.1.37 (as updated from time to time in accordance with this Agreement) and sets forth for each Satellite that is in orbit the orbital slot and number and frequency band of the transponder on such Satellite.

6.1.38 Single Purpose. No Obligor has engaged in any business or activity other than the transactions contemplated by and is not a party to, any agreement, contract, undertaking or commitment (absolute, accrued, contingent or otherwise and whether or not due) other than in connection with the Project as contemplated by the Transaction Documents and activities associated therewith or incidental thereto.

6.1.39 Separateness. The Borrower is in compliance with the Separateness Covenants in all respects.

6.1.40 Aboriginal Matters.

6.1.40.1 There are no Claims (i) pending by any group representing Aboriginal Peoples of Canada that be impacted by the Project involving the Obligors or the Project or (ii) threatened in writing against any Obligor or the Project by such group.

6.1.40.2 Except as disclosed on Schedule 6.1.40 or otherwise disclosed to the Lender, no Obligor is aware of any opposition by Indigenous groups to, or threats to oppose, the development, construction, operation or any other aspect of the Project, including anything related to the Crown’s duty to consult Indigenous groups.

6.1.40.3 No Obligor has entered into any agreements, understandings or commitments, including any impact and benefit agreements, with any Indigenous group with respect to the Project.

6.1.41 Force Majeure. No Force Majeure or other event that would excuse the Borrower or, to the Borrower’s knowledge, any other Material Project Counterparty, from the duty to perform any material obligation of such party under any Material Project Contract has occurred and is continuing.

6.1.42 Sufficiency of Funds. The Borrower will have sufficient funds from the operation of the Project after the Initial Project Completion Date to pay all remaining direct and indirect costs required in order to achieve the Project Completion Date no later than the Outside Date.

6.1.43 Specified Landing Stations. As of the Project Completion Date, the Specified Landing Stations are sufficient to Operate the Project in accordance with the revenue projections outlined in the Financial Model.

6.1.44 Schedules. The information contained in each Schedule attached hereto is as of the date hereof, or at the time a replacement thereof is provided to the Lender pursuant hereto, will be true, correct and complete in all respects.

6.2	Survival and Repetition of Representations and Warranties

The representations and warranties made in Section 6.1 of this Agreement or any other Loan Document will survive the execution of this Agreement and the other Loan Documents until the payment in full of all Obligations and will be deemed repeated as of the date of each Compliance Certificate delivered pursuant to Section 9.2.1(iii) of this Agreement, as of the date of each Milestone Certificate delivered pursuant to Section 3.3.2 of this Agreement, and as of the date of each Advance. The Borrower acknowledges that the Lender has relied upon all representations and warranties in the making of the Advances and establishing the Loan Facility. In connection with the repetition of such representations and warranties, the Borrower shall be required to update the disclosure contained in Schedules 6.1.8, 6.1.10, 6.1.16, 6.1.17, 6.1.18, 6.1.20, 6.1.23, 6.1.24, 6.1.34 and 6.1.37 (which it shall do with each Compliance Certificate that is delivered to the Lender) necessary to correct any information in such Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Schedule, such Schedule shall be appropriately marked to show the changes made therein); provided that (i) no such supplement to any of the Schedules shall amend, supplement or otherwise modify such Schedule or corresponding representation, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Lender in writing, and (ii) no supplement shall be required or permitted as to representations and warranties that relate solely to the Closing Date.

Article 7
SecurIty

7.1	Security

7.1.1 As general and continuing security for the payment and performance of the Obligations, the following security shall be granted to the Collateral Agent, on behalf of itself, the Lender and the Pari Passu Secured Parties, in each case in form and substance satisfactory to the Lender:

7.1.1.1 a general security agreement executed by each Obligor in favour of the Collateral Agent, creating a first ranking security interest, subject to Permitted Encumbrances, on all of the present and after acquired personal property of the Obligor, other than Excluded Property;

7.1.1.2 Intellectual Property Security Agreements executed by each Obligor that owns Intellectual Property in favour of the Collateral Agent, creating a first ranking security interest, subject to Permitted Encumbrances, on all of the Intellectual Property of such Obligor;

7.1.1.3 a deed of movable hypothec executed by the Borrower in favour of the Collateral Agent, as hypothecary representative of itself, the Lender and the Pari Passu Secured Parties, creating a first ranking hypothec, subject to Permitted Encumbrances, on the universality of all movable property, rights and assets of the Borrower, present and future, corporeal and incorporeal;

7.1.1.4 a Guarantee granted by each of the Guarantors in favour of the Collateral Agent;

7.1.1.5 a pledge agreement executed by each Obligor in favour of the Collateral Agent pursuant to which such Obligor creates a first ranking pledge and security interest in all of its right, title and interest in all of the Equity Interests held by such Obligor in any other Obligor, Excluded Subsidiary or any other Person;

7.1.1.6 an assignment of each Material Project Contract;

7.1.1.7 a Direct Agreement from each applicable Core Material Project Contract Counterparty in respect of each Core Material Project Contract;

7.1.1.8 an assignment of insurance in relation to all insurance policies of the Obligors;

7.1.1.9 a leasehold mortgage in respect of any Leased Real Property of the Obligors, together with a Landlord Access Agreement with the applicable landlord;

7.1.1.10 a mortgage over any Owned Real Property of the Obligors;

7.1.1.11 in respect of any Owned Real Property that (i) has a property value equal to or greater than $1,000,000 or (ii) is a Specified Landing Station, a customary lender’s title insurance policy in form and substance (with acceptable endorsements, including any endorsements relating to projects of this nature and such further customary endorsements that address contiguity) satisfactory to the Lender, and in amounts acceptable to the Lender with respect to such Owned Real Property;

7.1.1.12 a Specified Landing Station Access Agreement for each Specified Landing Station (other than a Specified Landing Station that is Owned Real Property); and

7.1.1.13 such security documents as required pursuant to Schedule 9.1.33 attached hereto in accordance with the timelines set out therein.

7.2	Security to be held by Collateral Agent

The Lender acknowledges and agrees that, notwithstanding anything set forth herein, the Security Documents and all related documents, agreements and instruments entered into or granted by the Obligors are granted to and are held by the Collateral Agent on behalf of itself, the Lender and the Pari Passu Secured Parties.

7.3	Continued Perfection of Security

The Obligors shall take such action and execute and deliver to the Lender and the Collateral Agent such agreements, conveyances, deeds and other documents and instruments as the Lender and the Collateral Agent shall reasonably request for the purpose of establishing, perfecting, preserving and protecting the Security Documents and the Encumbrances of the Security Documents, in each case promptly upon request therefor by the Collateral Agent and in form and substance satisfactory to the Lender acting reasonably.

7.4	Registrations and Renewals

The Obligors shall and hereby covenant to do all such acts, execute all such instruments and provide such further assurances as counsel to the Collateral Agent or Lender’s Counsel may reasonably request to ensure that the first priority of the Encumbrances created by the Security Documents (subject only to applicable Permitted Encumbrances) executed and delivered to the Collateral Agent and the Lender as contemplated hereby is duly protected and perfected by registration, filing or recordation of such Security Document or a financing statement, caveat, security notice or other appropriate instrument at all offices and public registries where reasonably necessary to the protection or perfection thereof and to so cooperate with the Collateral Agent and the Lender and the Lender’s Counsel in renewing or re-filing any registration, filing or recordation required hereby or by the Security Documents in order to preserve, protect and maintain the priority of such Encumbrances from time to time.

7.5	Extensions, Etc.

The Lender may grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Obligors or any other Persons, sureties or securities as the Lender, in its sole discretion, may see fit, all without prejudice to the liability of the Obligors or any other Person under the Loan Documents to which they are a party or the rights of the Collateral Agent or the Lender under the Loan Documents.

7.6	No Merger

The taking of any Encumbrances as provided under this Agreement or any other Loan Document shall not operate by way of merger of any of the obligations of the Obligors or any of their successors under this Agreement or any other Loan Document, or of any Encumbrance, guarantee, indemnity, contract, promissory note, bill of exchange or security in any other form, whether or not similar to the foregoing, and no judgment recovered by the Collateral Agent or the Lender shall operate by way of merger or in any way affect the Encumbrances provided for in this Agreement and the other Loan Documents, which shall be in addition to and not in substitution for any other security now or hereafter held by the Collateral Agent or the Lender whether for Obligations hereunder or under any other Loan Document. For greater certainty, no judgment recovered by the Collateral Agent or the Lender shall operate by way of merger or in any way affect the obligation of the Borrower to pay interest, fees and other amounts at the rates, times and manner as provided in this Agreement.

7.7	After-Acquired Property

All Project Assets acquired by or on behalf of the Obligors after the date of execution of the Security Documents (collectively, “After-Acquired Property”) will be subject to the Encumbrances of the Security Documents issued pursuant to Section 7.1, without any further conveyance, mortgage, pledge, charge, assignment or other act on the part of such parties. Without limiting the effect of the preceding sentence, the Obligors will from time to time execute and deliver, or cause to be executed and delivered, and the Collateral Agent will register, all at the Borrower’s expense, such instruments, including mortgages, trust deeds, assignments and security agreements supplemental to the Security Documents, in form and substance satisfactory to the Lender, acting reasonably, as may be necessary or desirable to ensure that the Security Documents as amended, restated, replaced, supplemented or otherwise modified constitutes in favour of the Collateral Agent, for the benefit of itself, the Lender and the Pari Passu Secured Parties, an effective first priority Encumbrance over such After-Acquired Property as required hereunder, subject only to Permitted Encumbrances which under applicable law rank in priority thereto.

7.8	New Material Subsidiaries

If at any time after the Closing Date, (i) any Obligor creates or acquires a Material Subsidiary that is wholly owned by such Obligor directly or indirectly, or (ii) any Excluded Subsidiary becomes a Material Subsidiary, or (iii) any Excluded Subsidiary is designated by the Borrower as a Material Subsidiary for the purpose of compliance with the requirements of Section 9.4.27.2, the Borrower shall, or shall cause any Obligor to, promptly, and in any event within 30 days of the occurrence of the events outlined in (i) and (ii) above:

7.8.1 require such new Material Subsidiary to (i) execute and deliver to the Collateral Agent, on behalf of itself, the Lender and the Pari Passu Secured Parties, a Guarantee, (ii) provide security to the Collateral Agent, for the benefit of itself, the Lender and the Pari Passu Secured Parties, over all of its present and after acquired assets as required of all Obligors and described in Section 7.1, and (iii) take all actions necessary or desirable to grant to the Collateral Agent, for the benefit of itself, the Lender and the Pari Passu Secured Parties, a perfected security interest in the Collateral, subject only to Permitted Encumbrances, including the filing, registration or recording of notices in such jurisdictions as may be required or as may be requested by the Collateral Agent;

7.8.2 execute and deliver to the Collateral Agent, for the benefit of itself, the Lender and the Pari Passu Secured Parties, such agreements, supplements, or amendments to any Loan Document as the Collateral Agent deems necessary or advisable to grant the Lender a perfected first priority security interest in the Equity Interests of such new Material Subsidiary, subject only to Permitted Encumbrances;

7.8.3 deliver to the Collateral Agent all certificates representing such Equity Interests, together with powers of attorney to transfer the Equity Interests, in blank, executed by a duly authorized officer of the relevant Obligor;

7.8.4 deliver to the Collateral Agent and the Lender an officer’s certificate of such Material Subsidiary, with constating documents, by-laws and appropriate resolutions attached; and

7.8.5 deliver to the Collateral Agent and Lender legal opinions relating to the matters described above, which opinions shall be in form and substance and from counsel reasonably satisfactory to the Lender.

7.9	Collateral Accounts

7.9.1 The Parties acknowledge that the present and after-acquired personal property of the Obligors includes the Collateral Accounts, and that the Collateral Agent, on behalf of itself, the Lender and the Pari Passu Secured Parties, has a first priority security interest in and to the Collateral Accounts and all proceeds thereof, and that pursuant to the Blocked Account Agreements, the Collateral Agent has control over the proceeds of such account upon an Event of Default, and that any financial institution that established such accounts will not have any rights as a creditor of the Obligors, or in any other capacity, to any Encumbrance thereon or to claim any right of set-off or similar right or remedy as against the Obligors or any Affiliate thereof in respect thereof, other than for fees and expenses owing to such financial institution for the operation of such account or as otherwise agreed to in the account control or similar agreement if consented to by the Lender, acting reasonably.

7.9.2 Each Collateral Account shall be maintained as a segregated account separate and apart from each other account maintained by any Affiliate of the Obligors.

7.9.3 Upon the occurrence and during the continuance of an Event of Default, no funds may be withdrawn or transferred from any Collateral Account without the consent of the Lender.

Article 8
Insurance

8.1	General

The Borrower will maintain or cause to be maintained on its behalf, or on behalf of any other Obligor, with reputable insurers of good standing having a credit rating of not less than A- VIII by A.M. Best’s rating or A- by S&P (or equivalent from another rating agency, as deemed acceptable by the Lender), insurance with respect to its business and assets, in such amounts and against such liabilities, casualties, risks and contingencies existing from time to time as required under Schedule 8.1. Such policies shall be obtained, maintained and dealt with as set forth in this Article and Schedule 8.1.

8.2	Actions of the Collateral Agent

In respect of the provisions set forth in this Article and Schedule 8.1, the Collateral Agent is acting without discretion and on the instruction of the Lender and/or the Pari Passu Secured Parties in accordance with the terms of the Intercreditor Agreement and the other Secured Obligations Documents (as defined in the Intercreditor Agreement) and any actions to be taken or discretion to be exercised by the Collateral Agent shall be deemed to be actions taken or discretion exercised, as applicable, by the Collateral Agent on the instruction of the Lender and/or the Pari Passu Secured Parties in accordance with the terms of the Intercreditor Agreement and the other Secured Obligations Documents.

8.3	Insurance Policies

8.3.1 All policies of insurance referred to in Section 8.1 (whether obtained by the Obligors or any Material Project Counterparty) shall show the interests of the Collateral Agent as mortgagee and/or loss payee if its interests may appear under policies covering physical loss or damage and the Collateral Agent as additional insured under liability policies (excluding automobile liability, US workers compensation and professional liability) and shall provide that they shall not be cancelled, lapsed or materially altered without thirty (30) days’ prior written notice to the Collateral Agent (other than for non-payment, which shall require fifteen (15) days’ prior written notice after non-payment has occurred) to the Collateral Agent.

8.3.2 Unless otherwise amended from time to time with the consent of the Lender, all policies of insurance required hereunder shall be satisfactory to the Insurance Consultant and shall include the endorsements, which shall be reasonable and available on commercially reasonable terms, the Insurance Consultant considers advisable. In the event any insurance (including the limits or deductibles thereof) hereby required to be maintained (other than insurance required by Law to be maintained) shall not be available on commercially reasonable terms in the commercial insurance market, the Lender shall not unreasonably withhold its agreement to waive such requirement; provided, however, that (i) the Obligors shall first request any such waiver in writing, which request shall be accompanied by written reports prepared by the applicable Obligor and its insurance broker(s) certifying that such insurance is not available on commercially reasonable terms in the commercial insurance market for projects of similar type and scale (and, in any case where the required amount is not so available, certifying as to the maximum amount which is so available) and explaining in detail the basis for such conclusions, the form and substance of such reports to be reasonably acceptable to the Lender. At any time after the granting of any such waiver (but not more than once every twelve (12) months), the Lender may request, and the Borrower shall furnish to the Lender within thirty (30) days after such request, supplemental reports acceptable to the Lender updating the prior reports and reaffirming such conclusion. Any such waiver shall be effective only so long as such insurance shall not be available on commercially reasonable terms in the commercial insurance market, it being understood that the failure of the Borrower to timely furnish any such supplemental report shall be conclusive evidence that such waiver is no longer effective because such condition no longer exists.

8.3.3 The Obligors will comply with all terms of all such insurance policies.

8.4	Evidence of Insurance

8.4.1 The Obligors will, upon request by the Lender, deliver to the Lender and the Collateral Agent certificates of insurance issued by its insurers or insurance broker(s) in form and substance satisfactory to the Lender, acting reasonably, together with a certificate from the Borrower certifying that insurance policies have been obtained and listing all such insurance policies, and in addition shall evidence:

8.4.1.1 the amounts of all insurance maintained;

8.4.1.2 the amounts of premiums;

8.4.1.3 the insurance company(s) or underwriter(s) carrying the insurance and percentage of risk if on a subscription basis;

8.4.1.4 the credit rating of each insurer;

8.4.1.5 the effective and expiration date of policies;

8.4.1.6 that the insurance company(s) or underwriter(s) have provided (to the extent available and if required by the Insurance Consultant as in effect on the date hereof):

(a)	thirty (30) days’ notice of cancellation, lapse or material alteration in the policy (other than for non-payment, which shall require fifteen (15) days’ prior written notice after non-payment has occurred); and

(b)	worldwide territorial limits for liability policies as required by the Insurance Consultant;

8.4.1.7 to the extent the Obligors have waived their rights of recourse against the Collateral Agent, a waiver of subrogation in favour of the Collateral Agent has been included as required by the Insurance Consultant; and

8.4.1.8 that loss payee and additional insured provisions have been duly endorsed as contemplated by this Article.

8.4.2 The Obligors will provide to the Lender on request from time to time (but not more than once per calendar year) certified copies of all insurance policies. Notwithstanding the foregoing, the Obligors will provide certificates or binders of insurance to the Insurance Consultant and the Lender prior to the commencement of any work, or as specified in Schedule 8.1, such that the Insurance Consultant can confirm that the Required Insurance for commencement of the work is in place.

8.4.3 Prior to the Closing Date and thereafter on request of the Lender, acting reasonably, the Lender may retain, at the Borrower’s expense, the Insurance Consultant to review the certificates of insurance and certified copies of all insurance policies delivered hereunder and to provide its opinion as to whether the insurance provided for in the subject certificates and policies of insurance complies in all material respects with the provisions of this Article. The Obligors shall provide the Insurance Consultant with all information reasonably requested by the Insurance Consultant to facilitate its reviews of such insurance certificates and policies and any other responsibilities of the Insurance Consultant hereunder.

8.4.4 The Obligors shall permit the Insurance Consultant to observe presentations to underwriters where issues relating to the insurance provisions in this Agreement may arise. This shall include but not be limited to presentations during placement and claims.

8.4.5 Neither the Lender nor the Collateral Agent shall have any obligation to verify any information or statement contained in the certificates or opinions of the Insurance Consultant delivered to it pursuant to this Article or any duty to effect or maintain any insurance. Neither the Lender nor the Collateral Agent shall be responsible for any loss by reason of the failure to maintain or insufficiency of any insurance or by reason of the failure of any insurer to pay the full amount of any loss against which such insurer may have insured.

8.4.6 The Obligors shall also provide to the Lender and the Collateral Agent evidence (which may include, without limitation, signed “cover notes” “certificates of insurance” or “binders of insurance”) of the renewal of every policy of insurance referred to in this Article at least fifteen (15) Business Days’ prior to the expiry of such policies of insurance and, if there are any amendments in such renewal policies from the previous insurance or if the renewal insurance is a new policy of insurance, the Obligors will forthwith provide the Lender and the Collateral Agent with all information required to be given pursuant to this Section 8.4 in connection with the annual certificate of insurance.

8.4.7 At the request of the Collateral Agent (acting on the written instructions of the Lender), the Obligors shall take all such action as shall be so requested to assist the Collateral Agent in successfully asserting its first priority interest in proceeds from insurance paid or payable to the Obligors with respect to the Collateral.

8.5	Payment of Premiums

The Obligors will pay punctually, or cause to be paid, all premiums payable for the insurance required by this Article and furnish to the Lender and the Collateral Agent, upon request by the Lender, evidence of every such payment.

8.6	Assignment

If requested by the Lender, the Obligors will make reasonable commercial efforts to assign, or cause to be assigned, to the Collateral Agent by a specific assignment all policies of insurance effected pursuant to this Article and all Claims thereunder, to be held by the Collateral Agent as part of the Collateral.

8.7	Lender May Place Insurance

If each Obligor does not keep, or cause to be kept, the insurance as required by this Article, or does not (if requested) assign, or cause to be assigned, all of its rights under the policies of insurance as required hereunder, or does not produce to the Lender within thirty (30) days of termination of any such insurance evidence of the renewal thereof, then the Lender may effect (or cause to be effected) such insurance for such amount as such Obligor is required hereunder to maintain or, if no amount is specified herein, for such amount as may be acceptable to the Lender, acting reasonably, in consultation with the Insurance Consultant; provided that the Lender shall not be obliged to effect or maintain any such insurance or, in the event of effecting or maintaining any such insurance, to insure other than the interest of the Collateral Agent (on behalf of the Lender) or to see to the payment of the premiums on any policy, and the Lender shall not be liable or responsible for any loss arising out of any defect in any policy or the failure of any insurer to pay for any loss thereunder.

8.8	Pursuing Claims against Insurers

8.8.1 The Borrower shall promptly notify the Collateral Agent of any matter in respect of which it believes it may be entitled to claim under the Insurances and, subject to Section 8.8.2 immediately below, shall diligently pursue such claim.

8.8.2 In the event that the Borrower (acting reasonably) does not consider that it would be in the interest of the Project to pursue a claim under any of the Insurances, it shall promptly notify the Collateral Agent of the same and must continue to comply with Section 8.8.1 above, unless and/or until the Collateral Agent advises the Borrower otherwise.

8.9	Use of Insurance Proceeds

8.9.1 The Obligors shall notify the Lender of any material casualty and keep the Lender timely apprised of all insurance claims. All proceeds of Insurance shall be applied as provided in this Section 8.9.

8.9.2 Below $5,000,000. Proceeds of Insurance of $5,000,000 or less paid or payable to any Obligor in respect of any single occurrence of property damage will be made available directly to such Obligor to, if necessary, repair, rebuild or replace the damaged assets and such Obligor hereby agrees that it shall apply any such proceeds for such purpose provided that no Default or Event of Default has occurred.

8.9.3 Over $5,000,000. Provided that no Default or Event of Default has occurred, proceeds of Insurance of $5,000,000 or more paid or payable to any Obligor in respect of any single occurrence of property damage will be paid by the insurers directly to the Collateral Agent or, if paid to such Obligor, such proceeds of Insurance shall be received by such Obligor only in trust for the Collateral Agent, shall be segregated from other funds of such Obligor. Any such proceeds of Insurance may be used by any Obligor (and the Collateral Agent shall release such proceeds of Insurance or authorize their use) to repair, rebuild or replace the damaged assets upon satisfaction of the following conditions:

8.9.3.1 the damaged assets can be restored to a condition substantially equivalent to its condition immediately preceding the occurrence of the damage in question in accordance with a budget constituting a good faith estimate of the cost of the proposed repairs/replacement, and the Collateral Agent shall have received a certificate of the Borrower, confirmed by the Technical Advisor, to the effect that such budget is a reasonable estimate of such costs and that the restoration of the damaged assets can, subject to force majeure, be substantially completed within the period estimated by the Borrower;

8.9.3.2 receipt by the Collateral Agent of:

(a)	a certificate of the Borrower stating that such proceeds of Insurance, together with other funds held or arranged by the Borrower (and which sources of funds, in the case of funds arranged and not yet held by the Borrower, are acceptable to the Lender, acting reasonably), are sufficient to repair, rebuild or replace fully the damage or destruction in respect of which the proceeds of Insurance are payable (together with the particulars thereof); and

(b)	a covenant by the Borrower to repair, rebuild and replace fully the damage or destruction in respect of which the proceeds of Insurance are payable;

8.9.3.3 the Lender, acting reasonably, is satisfied that there is either sufficient business interruption insurance or other financial support available to the Borrower to allow the Borrower to pay its obligations during the repair, rebuild or replacement period such that no payment default occurs during such period;

8.9.3.4 the Borrower shall have received (and furnished evidence satisfactory to the Lender of such receipt) all consents necessary or desirable to effect the proposed repairs, other than those to be obtained in the ordinary course of business and which are not at the relevant time required to be outstanding given the stage of the Project but which the Borrower is reasonably assured of obtaining at the necessary and appropriate time; and

8.9.3.5 the Borrower shall, pending completion of any repairs, replacement or rebuilding of the damaged assets, maintain the Material Project Contracts in full force and effect (except where fully performed in accordance with the terms thereof), unless with respect to any Material Project Contract, the Borrower indicates in a written notice to the Lender and the Collateral Agent its intention to obtain a Permitted Replacement Contract.

8.9.4 Excess. Insurance Proceeds paid or payable to the Borrower:

8.9.4.1 not required to repair, rebuild or replace damaged asset; or

8.9.4.2 after the Borrower has restored the damaged assets to a condition substantially equivalent to its condition immediately preceding the occurrence of the damage in question and the Borrower has paid the cost thereof;

shall be available for application in accordance with Section 8.9.2 or 8.9.3, as applicable.

8.9.5 Business Interruption, Etc. The procedure set forth above shall not apply to proceeds of business interruption insurance and delayed start-up insurance, which proceeds shall be available for application in accordance with Section 8.9.2 or 8.9.3, as applicable.

8.9.6 Total Loss. In the event of a total loss (which term shall include actual total loss and constructive total loss) occurring under the insurance policies maintained by (or cause to be maintained by) the Borrower, the Borrower will provide to the Lender and the Collateral Agent prompt notice once such total loss has been determined, followed by a report as to adequacy of the insurance proceeds for rebuilding. Within a specified period after receiving such notice, the Borrower shall offer to prepay the Loan Facility by an amount equal to the net proceeds received and, if accepted by the Lender by way of ordinary resolution, the Borrower shall apply such proceeds to repayment of the Loan Facility in accordance with Section 5.2.4. If the offer to prepay is not accepted by the Lender by way of ordinary resolution, such proceeds shall be used for the repair, replacement or rebuilding in accordance with the procedures set out in this Section 8.9.

8.10	Brokers Letter of Undertaking.

The Borrower’s insurance broker shall provide the Brokers Letter of Undertaking, in the form set out in Schedule 8.10, no later than thirty (30) days before the first Launch and at each annual renewal thereafter.

8.11	Required Insurance Reports.

The Insurance Consultant will provide the following reports:

8.11.1.1 Prior to the Closing Date, the final insurance status report;

8.11.1.2 Within 45 days of each anniversary of the Closing Date until the first Launch, a monitoring report evaluating the Borrower’s compliance with the terms of Schedule 8.1;

8.11.1.3 No later than 60 days prior to the first Launch, an insurance report confirming that Launch, In-orbit Liability and Pre-launch Policies are in place and compliant with the terms of Schedule 8.1; and

8.11.1.4 Within 45 days of each anniversary of the first Launch, a monitoring report evaluating the Borrower’s compliance with Schedule 8.1.

8.12	Right of Recourse

To the extent required in order to provide for the waiver of subrogation in Section 8.4.1.7, each Obligor hereby waives all its rights of recourse against the Collateral Agent.

Article 9
COVENANTS

9.1	Positive Covenants

Each Obligor hereby covenants and agrees that, except as otherwise permitted by the prior written consent of the Lender, each Obligor will and will cause each of its respective Subsidiaries, as applicable, to:

9.1.1 Payment of Obligations. Duly and punctually pay all Obligations under this Agreement and the other Loan Documents to which it is a party according to the terms hereof and thereof.

9.1.2 Use of Funds. The Borrower shall use the proceeds of all Advances only for the purposes set forth in Section 2.2 of this Agreement. The Borrower shall ensure that the aggregate amount of cash and Cash Equivalents in all Collateral Accounts maintained by the Borrower or any Obligor shall not, (i) for the period commencing on September 30, 2024 and ending March 31, 2025, exceed $[redacted – commercially sensitive information] at any given time for more than 10 Business Days after receipt by the Borrower of any Advance, and (ii) thereafter exceed $[redacted – commercially sensitive information] at any given time for more than 10 Business Days after receipt by the Borrower of any Advance, provided that the Borrower shall be entitled to request an Advance for any remaining Commitment not already disbursed as part of the last scheduled Milestone regardless of the above limit on cash and Cash Equivalents.

9.1.3 Conduct of Business and Maintenance of Existence. Preserve and maintain its corporate, company, limited liability company, partnership or trust existence and do all things necessary to own, design, construct, deliver, launch, Operate and maintain the Project and to carry on its business and operations in its name and in a proper, efficient and businesslike manner, in accordance with good business practice and maintain in good working order and condition (ordinary wear and tear excepted) all property necessary in the Operation of the Project, except as otherwise permitted by Section 9.4.1 of this Agreement.

9.1.4 Compliance with Laws. Comply in all material respects with all Applicable Laws (including Environmental Laws) applicable to it or the Project and do all things necessary to obtain, renew and maintain in good standing from time to time and duly observe all valid requirements of any Governmental Authority.

9.1.5 Payment of Taxes and Claims. File as and when required by Applicable Law, all Tax returns, and pay and discharge before the same shall become delinquent all Taxes imposed upon it or upon its property or any part thereof and all lawful claims (including claims for labour, materials, supplies or services) which, if unpaid, might become an Encumbrance upon its property, except in each case any such Tax or claim which is being Contested in Good Faith and by proper proceedings, provided that (x) adequate reserves are maintained in accordance with GAAP, (y) enforcement of the contested Tax or claim remains effectively stayed during the time the Tax or claim is being Contested in Good Faith, and (z) any Tax or claim determined to be due, together with any interest or penalties thereon, is promptly paid when due after resolution of such Contest in Good Faith.

9.1.6 Keeping of Books. Keep proper and complete books of record and account, in which full and correct entries shall be made of all financial transactions and its assets and business in accordance with GAAP and which shall be kept separate from those of any other Person or entity.

9.1.7 Insurance. Maintain, or cause to be maintained, the Required Insurance.

9.1.8 Maintain Properties. Continuously and diligently pursue Project Completion, maintain, preserve, protect and keep the Project in reasonable repair, working order and condition in accordance with the applicable Material Project Contracts, and make any necessary proper repairs, renewals and replacements to the Project to ensure the Project is at all times maintained, preserved, protected and kept in accordance with the foregoing and, subject to the Project Completion Date, maintain all tangible property material to the conduct of its business in good working order and condition (subject to ordinary wear and tear), which shall include, in the case of Satellites (other than any Satellites yet to be launched), the provision of tracking, telemetry, control and monitoring of the Satellites in their designated orbital positions in accordance with prudent and diligent standards in the commercial satellite industry.

9.1.9 Access to Information. Provide the Lender (or its designee), its respective officers, employees, financial advisors, business consultants, legal counsel, accountants and other agents and representatives, with all information reasonably requested by the Lender (or its designee) from time to time concerning its business, operations and financial condition, and from time to time upon reasonable written notice, during normal business hours and in a manner which does not materially interfere with its business, permit the Lender’s representatives to (i) visit and inspect the Project, (ii) examine and make copies of its financial books, accounts and records, including but not limited to, accounts and records stored in computer data banks and computer software systems, and (iii) discuss its financial affairs and its business with its senior officers and (in the presence of such of its representatives as it may designate and upon consent of the Borrower, not to be unreasonably withheld) its Auditor, provided that the Borrower shall not be obligated to (x) provide, or cause to be provided, access or information to the extent that doing so would (A) violate Applicable Law, (B) violate an obligation of confidentiality of the Borrower or any of its Subsidiaries owing to a third party, provided the Borrower shall use Commercially Reasonable Efforts to obtain consent to disclosure that is restricted by any such written agreement and, with respect to any written agreement entered into after the Closing Date, the Borrower shall use Commercially Reasonable Efforts to include terms that would allow the access contemplated by this Section 9.1.9, or (C) reasonably jeopardize the protection of a solicitor-client privilege, or (y) disclose minutes of the deliberations of the Borrower’s Board (or any committees thereof) that relates directly to the Borrower’s relationship, contractual or otherwise, with the Lender or any of its Eligible Assignees or any actual or potential transactions between or involving the Borrower and such Lender or any of its Eligible Assignees, or the evaluation of possible alternatives to such transactions or any other transactions involving the Borrower, or any materials provided to the Borrower’s Board (or any Committees thereof) in connection with such deliberations. If an Event of Default has occurred and is continuing, the Borrower will pay all reasonable expenses incurred by such representatives in order to visit the Borrower’s premises or attend at its and each other Obligor’s principal office, as applicable, for such purposes.

9.1.10 Environmental Matters

(a)	conduct its operations and keep and maintain the Project and all Real Property Interests it owns, leases or controls in compliance in all material respects with all Environmental Laws and Permits;

(b)	notify the Lender promptly after it becomes aware of any violation of Environmental Laws or Permits or any Release of Hazardous Materials on, at, in, under, above, to, from or about the Project or any of its Real Property Interests or of any order, directive, requirement, notice, warning or intention to issue an order under any Environmental Laws or Permits that is reasonably likely to result in material Environmental Liabilities; and

(c)	promptly forward to the Lender a copy of any order, notice, request for information or any communication or report received by the Borrower in connection with any violation, breach, non-compliance or Release of Hazardous Materials or any other matter relating to any non-compliance with Environmental Laws or the Permits that would reasonably be expected to result in material Environmental Liabilities, in each case.

9.1.11 Project Assets. Ensure that all Project Assets will be acquired and owned by the Borrower or the Obligors, as applicable, free and clear of all Encumbrances (other than Permitted Encumbrances) and shall forthwith be made subject to the Encumbrances of the Security Documents at the Borrower’s expense in such manner as the Lender shall reasonably request and will ensure that its assets are not inter-mingled with those of any other Person, including for certainty any Affiliate that is not an Obligor.

9.1.12 Title. Maintain and, as soon as reasonably practicable, defend and take all action necessary or advisable at any time and from time to time to maintain and defend its legal and beneficial right, title and interest in and to all Project Assets and the priority and enforceability of the Security Documents and the Encumbrances of the Security Documents.

9.1.13 Litigation. Defend, and take all action necessary or advisable (as determined by the Borrower, acting reasonably), from time to time to defend any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person or other legal or administrative proceeding commenced against it or the Project that would be reasonable expected to cause a Material Adverse Effect.

9.1.14 Punctual Payment of Project Expenses. Punctually pay out of its own funds (including funds advanced to it or invested in the Borrower) all sums when due for the design, construction, testing, delivering, launching, Operation and maintenance of the Project unless the amount due is subject to a bona fide dispute and is being Contested in Good Faith.

9.1.15 Material Project Contracts

9.1.15.1 Maintain all Material Project Contracts required to own, design, construct, test, deliver, launch, Operate and maintain the Project;

9.1.15.2 Comply in all material respects with the terms and conditions of each Material Project Contract;

9.1.15.3 Diligently enforce and cause to be preserved and enforced their material rights and remedies under the Material Project Contracts, shall contest, as appropriate, all Claims seeking to prevent the conduct of its business with respect to the Project and shall actively and diligently protect in all material respects by appropriate and timely proceedings any prosecution of suits threatening the ownership, design, construction, testing, delivering, launching, Operation and maintenance of the Project;

9.1.15.4 Subject to compliance with Section 9.4.13 and 9.4.16, the Obligors will promptly provide to the Lender from time to time (i) true and complete copies of all Additional Material Project Contracts and Permitted Replacement Contracts entered into by any Obligor relating to the Project after the Closing Date and (ii) any amendments to any Material Project Contract, in each case, provided that the Obligors shall be entitled to redact all information in such contracts as required by Applicable Law;

9.1.15.5 In connection with each Permitted Replacement Contract entered into by an Obligor after the date of this Agreement that replaces a Core Material Project Contract existing on the date of this Agreement, the Obligors will cause the applicable Material Project Counterparty thereto (A) to execute and deliver a Direct Agreement in form and substance satisfactory to the Lender, (B) to deliver a legal opinion from its counsel with respect to such matters as the Lender (on the advice of its legal counsel) may reasonably request;

9.1.15.6 For any Additional Material Project Contract with a cost in excess of US$[redacted – commercially sensitive information] over its term, the Borrower shall cause its Material Project Counterparty thereto to execute and deliver a Direct Agreement in form and substance satisfactory to the Lender and shall cause such Material Project Counterparty to deliver a legal opinion from its counsel with respect to such matters as the Lender (on the advice of its legal counsel) may reasonably request; provided that in the case of a Specified Landing Station Agreement, the Borrower shall cause the applicable counterparty to execute and deliver a Specified Landing Station Access Agreement in the form attached as Schedule 9.1.15 hereto; and

9.1.15.7 For any Additional Material Project Contract with a cost equal to or less than US$[redacted – commercially sensitive information], the Borrower will use Commercially Reasonable Efforts to cause its Material Project Counterparty thereto to execute and deliver a Direct Agreement in form and substance satisfactory to the Lender and will use Commercially Reasonable Efforts to cause such Material Project Counterparty to deliver a legal opinion from its counsel with respect to such matters as the Lender (on the advice of its legal counsel) may reasonably request; provided that in the case of a Specified Landing Station Agreement, the Borrower shall cause the applicable counterparty to execute and deliver a Specified Landing Station Access Agreement in the form attached as Schedule 9.1.15 hereto.

9.1.16 MDA Agreement

9.1.16.1 Provide to the Lender true and complete copies of the MDA Agreement; and

9.1.16.2 Keep the Borrower and the Technical Advisor apprised of all material disputes arising under the MDA Agreement, including, without limitation, any Dispute as defined in the MDA Agreement.

9.1.17 Permits. Obtain all Permits (including Additional Permits) as and when required by Applicable Law to own, design, construct, deliver, launch, Operate and maintain the Project, comply with all such Permits and do all things necessary to obtain, renew and maintain in good standing, from time to time, all such Permits.

9.1.18 Real Property Interests

9.1.18.1 Obtain and maintain all Real Property Interests required to own, design, test, construct, deliver, launch, Operate and maintain the Project. It will comply in all material respects with all agreements and documents relating to the Real Property Interests held by it and do all things necessary to obtain, renew and maintain in good standing, from time to time all of its Real Property Interests.

9.1.18.2 Ensure that the Real Property Interests which are capable of registration are properly registered against the certificates of title to the applicable properties and shall promptly ensure the registration of all instruments necessary or desirable from time to time to protect the priority and enforceability of such registrable Real Property Interests.

9.1.18.3 At the request of the Lender (but subject to the terms of the Intercreditor Agreement), obtain a Landlord Access Agreement from each landlord, bailee or warehousemen of premises that are occupied at any time and from time to time by any Obligor or at which any Project Assets are located.

9.1.18.4 Promptly defend and take all action necessary or advisable at any time and from time to time to maintain and defend the priority and enforceability of such Real Property Interests and the instruments registered against the certificates of title to the Real Property Interests.

9.1.19 Further Assurances. Promptly upon the request of the Lender or the Collateral Agent:

9.1.19.1 correct any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgement, filing or recordation thereof; and

9.1.19.2 do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, conveyances, pledge agreements, mortgages, deeds of trust, trust deeds, assignments, financing statements and continuations thereof, termination statements, notices of assignments, transfers, certificates, assurances and other instruments as the Lender and the Collateral Agent, may reasonably require from time to time in order to:

(a)	carry out more effectively the purposes of the Loan Documents;

(b)	perfect and maintain the validity, effectiveness and priority of the security interests intended to be created under the Security Documents and the other Loan Documents; and

9.1.19.3 assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively to the Lender or the Collateral Agent, the rights granted or now or hereafter intended to be granted to the Collateral Agent or the Lender under any Loan Document or under any other instruments executed in connection with any Obligor to which any Obligor is or is to be a party.

9.1.20 Know Your Customer. Provide: (i) such documentation as is required for the Lender to comply with Applicable Law and maintain and update information as reasonably requested by the Lender to satisfy related obligations, as they may change from time to time, and (ii) such documentation as is reasonably required for the Lender to comply with “Know Your Customer” requirements, and maintain and update information as reasonably requested by the Lender to satisfy related obligations, as they may change from time to time, and any documentation and information requested by the Lender that is similar to that delivered by the Borrower to the Lender in connection with the Closing Date shall be deemed “reasonably” required and “reasonably” requested.

9.1.21 Sanctions.

9.1.21.1 Comply, and shall cause their respective directors, officers and employees to comply, at all times with all (i) Anti-Money Laundering Laws, (ii) Anti-Corruption Laws, and (iii) Sanctions and the representations and warranties in respect of such matters.

9.1.21.2 Provide all information to the Lender and the Collateral Agent as may reasonably be requested by the Lender and the Collateral Agent in order to enable the Lender and the Collateral Agent to demonstrate compliance with all applicable Anti-Money Laundering Laws, Anti-Corruption Laws and Sanctions to the extent that the Lender or the Collateral Agent, as applicable, are requesting the same information from other borrowers and customers generally.

9.1.21.3 Provide the Lender and the Collateral Agent with notice promptly upon becoming aware of any violation of (i) Anti-Money Laundering Laws, (ii) Anti-Corruption Laws, or (iii) Sanctions, with respect to themselves.

9.1.22 Cooperation. Cooperate with each of the Technical Advisor, the ESHS Consultant, the Insurance Consultant and any other Advisor to enable them to prepare their respective reports and to perform their other obligations to the Lender under the Loan Documents and use its reasonable efforts to cause the applicable Material Project Counterparty to cooperate with each of the Technical Advisor, the ESHS Consultant, the Insurance Consultant and any other Advisor in the performance of their duties.

9.1.23 Goods and Services and Awarding Contracts. (i) When awarding contracts or hiring personnel, the Obligors shall use a fair, sound and non-discriminatory business process that results in competent and qualified contractors and personnel working on the Project; and (ii) all goods and services in respect of the Project purchased by the Obligors shall be purchased or acquired at competitive prices and on market terms, after deducting all trade discounts and similar items.

9.1.24 Pension Plans and Benefit Plans

9.1.24.1 administer and perform, in a timely fashion, all obligations to which the Obligors or any Subsidiary may become subject under the terms of such plans and all Applicable Law, including the Tax Act, in respect of its Pension Plans and Benefit Plans, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

9.1.24.2 make all required contributions, in a timely fashion, to the Pension Plans in accordance with Applicable Law.

9.1.25 Separateness Covenants. Comply with the Separateness Covenants at all times.

9.1.26 Independent Entity. Ensure that it (A) satisfies each requirement outlined in the definition of “Independent Entity” strictly in accordance with the timelines set out therein and (B) maintains at all times thereafter the requirements outlined in the definition of “Independent Entity”, such compliance to be satisfactory to the Lender in its sole discretion.

9.1.27 Required Senior Management and Other Employees. Upon the occurrence of any Event of Default (or similar term) as defined in the Telesat Canada Senior Debt, ensure that any Senior Management or other employees required for continuity of the design, construction, testing, delivery, launch, Operation and/or maintenance of the Project are employed by the Obligors and engaged in the business of the Project at all times.

9.1.28 Intellectual Property

9.1.28.1 With respect to Intellectual Property that is necessary in or material to the design, construction, testing, delivery, launch, Operation and/or maintenance of the Project, protect and diligently enforce and defend at such Obligor’s expense its Intellectual Property, including (with respect to any such Intellectual Property) (A) promptly suing for infringement, misappropriation, or dilution and to recover any and all damages for such infringement, misappropriation, or dilution, and filing for opposition, interference, and cancellation against conflicting Intellectual Property rights of any Person, in each case as it determines to be reasonable in its commercially reasonable judgment, (B) to prosecute diligently any trademark application or service mark application that is part of any trademarks pending as of the date hereof or hereafter until the termination of this Agreement, except as shall be consistent with commercially reasonable business judgment of the Borrower and, if any Event of Default has occurred and is continuing, with the prior approval of Lender, (C) to prosecute diligently any patent application that is part of any patents pending as of the date hereof or hereafter until the termination of this Agreement, (D) to take all reasonable and necessary action to preserve and maintain all of such Obligor’s trademarks, patents, copyrights, Intellectual Property Licenses and other intellectual property rights, including paying all maintenance fees and filing of applications for renewal, affidavits of use, and affidavits of non-contestability, and (E) to require all employees, consultants, and contractors of each Obligor involved in the creation or development of such Intellectual Property to sign agreements containing assignment of Intellectual Property rights and obligations of confidentiality. Each Obligor further agrees (F) not to abandon, forfeit or dedicate to the public any Intellectual Property or Intellectual Property License that is necessary for or material to the ownership, design, construction, delivering, launching and Operation of the Project; and to (G) promptly advise the Lender in writing of material infringements of Obligor’s Intellectual Property necessary in or material to the ownership, design, construction, delivering, launching and Operation of the Project. Each Obligor hereby agrees to take the steps described in this Section 9.1.28.1 with respect to all new or acquired Intellectual Property to which it or any of its Subsidiaries is now or later becomes entitled that is necessary in or material to the ownership, design, construction, delivering, launching and Operation of the Project.

9.1.28.2 Acknowledges and agrees that the Lender shall have no duties with respect to any Intellectual Property of any Obligor. Without limiting the generality of this Section 9.1.28, each Obligor acknowledges and agrees that the Lender shall not be under any obligation to take any steps necessary to preserve rights in the Collateral consisting of Intellectual Property against any other Person, but the Lender may do so at its option from and after the occurrence and during the continuance of an Event of Default, and all expenses incurred in connection therewith (including reasonable fees and expenses of attorneys and other professionals) shall be chargeable to the Borrower.

9.1.28.3 On each date on which a Compliance Certificate is required to be delivered pursuant to Section 9.2.1(iii) of this Agreement, the Borrower shall provide the Lender with a written report of all new Registered Intellectual Property, including patents, trademarks and copyrights that are registered or the subject of pending applications for registrations, and of all inbound Intellectual Property Licenses that are necessary or material to the ownership, design, construction, delivering, launching and Operation of the Project, in each case, which were acquired, registered, or for which applications for registration were filed by any Obligor during the fiscal period to which such Compliance Certificate relates, and any statement of use or amendment to allege use filed in such period with respect to intent-to-use trademark applications. In the case of any such registrations or applications therefor that were acquired by any Obligor and are necessary or material to the ownership, design, construction, delivering, launching and Operation of the Project, each such Obligor shall promptly file the necessary documents with the appropriate Governmental Authority identifying the applicable Obligor as the owner (or as a co-owner thereof, if such is the case) of such Intellectual Property. In each of the foregoing cases, the applicable Obligor shall promptly, but in any event within 30 days, after the Lender’s request, cause to be prepared, executed, and delivered to Lender supplemental schedules to the applicable Loan Documents to identify such Registered Intellectual Property, including patent, trademark and copyright registrations and applications therefor (with the exception of trademark applications filed on an intent-to-use basis for which no statement of use or amendment to allege use has been filed) and Intellectual Property Licenses as being subject to the security interests created under the Loan Documents.

9.1.28.4 Anything to the contrary in this Agreement notwithstanding, in no event shall any Obligor, either itself or through any agent, employee, licensee, or designee, file an application for the registration of any copyright with any Intellectual Property office in the United States or Canada without giving the Lender written notice thereof at least 5 Business Days prior to such filing and complying with Section 9.1.28.1 and, if available, each such application for registration shall be filed on an “expedited basis”. Upon receipt from the applicable Intellectual Property office of notice of registration of any copyright, each Obligor shall promptly (but in no event later than 5 Business Days (or such longer period as agreed to by the Lender in writing in its sole discretion) following such receipt) notify the Lender of such registration by delivering, or causing to be delivered, to the Lender, documentation sufficient for the Collateral Agent to perfect the Collateral Agent’s Encumbrances on such copyright. If any Obligor acquires from any Person any copyright registered with a Intellectual Property office in the United States or Canada or an application to register any copyright with any Intellectual Property office in the United States or Canada, such Obligor shall promptly (but in no event later than 5 Business Days (or such longer period as agreed to by the Lender in writing in its sole discretion) following such acquisition) notify the Lender of such acquisition and deliver, or cause to be delivered, to the Lender, documentation sufficient for the Collateral Agent to perfect the Collateral Agent’s Encumbrances on such copyright. In the case of such copyright registrations or applications therefor which were acquired by any Obligor, each such Obligor shall promptly (but in no event later than 5 Business Days (or such longer period as agreed to by the Lender in writing in its sole discretion) following such acquisition) file the necessary documents with the appropriate Governmental Authority identifying the applicable Obligor as the owner (or as a co-owner thereof, if such is the case) of such copyrights.

9.1.28.5 Each Obligor shall take reasonable steps to maintain the confidentiality of, and otherwise protect and enforce its rights in, the Intellectual Property that is necessary in or material to the ownership, design, construction, delivering, launching and Operation of the Project, including, as applicable (A) protecting the secrecy and confidentiality of its confidential information and trade secrets requiring all current employees, consultants, licensees, vendors and contractors with access to such information to execute appropriate confidentiality agreements, (B) taking actions reasonably necessary to ensure that no trade secret falls into the public domain, (C) implementing industry standard security safeguards for its IT Systems to protect confidential information from authorized access, and (D) protecting the secrecy and confidentiality of the source code of all software programs and applications of which it is the owner or licensee requiring any licensees (or sublicensees) of such source code to enter into license agreements with commercially reasonable use and non-disclosure restrictions.

9.1.28.6 All standard form contractor and employment agreements of the Obligors shall include industry standard Intellectual Property provisions in favour of the Obligors

9.1.29 Personal Information. Each Obligor and its Subsidiaries shall comply with applicable Privacy Laws in the course of collecting, using and disclosing Personal Information. Each Obligor and its Subsidiaries shall protect and safeguard the Personal Information against unauthorized collection, use or disclosure, as provided by applicable Privacy Laws.

9.1.30 Official Languages. Agrees that any public acknowledgement of the Lender’s or the Minister’s public support for the Project will be expressed in both official languages.

9.1.31 Aboriginal Considerations. Acknowledges that the Lender’s obligation to pay any Advance is conditional upon the Lender satisfying any obligation that the Lender may have to consult with or to accommodate any group representing Aboriginal Peoples of Canada, which may be affected by the terms of this Agreement.

9.1.32 Integrity Requirements

9.1.32.1 Comply at all times with the GoC Integrity Regime and ensure that it does not pay, offer, promise to pay, or authorize the payment of, directly or indirectly through any other person or firm, partnership, company or other entity, any money, financial instruments or anything of material value to any person, firm, partnership, company or other entity employed by or acting for or on behalf of any Material Project Counterparty, whether private or governmental, or any government official or employee or any political party or candidate for political office, for the purpose of illegally inducing or rewarding any action by a potential employer, main contractor, or contractor or official favorable to any of the Obligors or parties to the Material Project Contracts.

9.1.32.2 In the promotion of activities under this Agreement and the Project, maintain ethical standards of business conduct, and shall not engage in corrupt practices and will comply at all times with all Anti-Corruption Laws, conventions and treaties.

9.1.32.3 (i) Avoid any real and potential conflict of interest in the performance of its obligations under the Loan Documents and the Material Project Contracts (provided that the Lender acknowledges that the Material Project Counterparty to the Telesat MSAs are members of the Telesat Group and consents to the same); (ii) disclose to the Lender without delay any real and potential conflict of interest that arises during the performance of its obligations under the Loan Documents and Material Project Contracts; and (iii) comply with any reasonable requirements prescribed by the Lender to resolve any real and potential conflict of interest. For greater certainty, and without limiting the generality of the foregoing, a conflict of interest includes a situation where anyone associated with the Obligors owns or has an interest in an organization that is carrying out work related to the Project.

9.1.32.4 Ensure that any equity holder in any of the Obligors, and to the Borrower’s knowledge, any Material Project Counterparty undertaking any part of the Project and any such Material Project Counterparty’s Affiliates, directors, officers and employees are not persons whose standing or activities (i) are inconsistent with the Lender’s role and mandate; (ii) may compromise the reputation or integrity of the Lender or the Federal Government of Canada; (iii) may lead to a determination of ineligibility or suspension under the GoC’s Integrity Regime and Ineligibility and Suspension Policy administered under the GoC’s Integrity Regime; or (iv) are inconsistent with the nature of the Project, so as to negatively affect public perception of the Project or have committed a Prohibited Act.

9.1.32.5 Provide the Lender with notice promptly upon becoming aware of any circumstances that automatically lead, or may lead, to a determination of ineligibility or suspension under the GoC's Integrity Regime and Ineligibility and Suspension Policy with regards to itself.

9.1.32.6 In the event any Obligor breaches any of the provisions in Sections 9.1.32.2, 9.1.32.3 or 9.1.32.4, such Obligor shall, within five (5) Business Days of such breach, put forward a reasonable plan and schedule for diligently remedying such breach, which plan and schedule shall specify in reasonable detail the manner in, and the latest date by, which such breach is proposed to be remedied (which may include terminating the applicable subcontractor or other person who caused the breach), which date shall not be later than thirty (30) days following the applicable breach, or if the applicable breach is not capable of being remedied in thirty (30) days then such longer period as is acceptable to the Lender, acting reasonably. Thereafter, such Obligor shall achieve all elements of such plan and schedule in accordance with its terms.

9.1.33 Post-Closing Security Deliverables. Deliver to the Collateral Agent, in form and substance satisfactory to the Lender, each of the items set forth on Schedule 9.1.33 attached hereto within the time periods set out therein.

9.1.34 Post-Closing ESG Requirements. Deliver to the Lender, in form and substance satisfactory to the Lender and the ESHS Consultant, each of the items outlined in Schedule 9.1.34 attached hereto within the time periods set out therein.

9.2	Reporting Requirements

So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Lender:

9.2.1 Financial and Other Reporting

The Borrower will deliver to the Lender:

(i)	Annual Reports. As soon as practical and in any event within 90 days after the end of each Fiscal Year of the Borrower, a copy of the audited (without qualification) consolidated financial statements of the Borrower which will include the balance sheet and statements of income, retained earnings and changes in financial position, together with all supporting schedules, accompanied by an audit report of the Auditors, which report shall include an opinion of such Auditors which opinion shall not be qualified in any material respect and shall state that such financial statements were prepared in accordance with GAAP and that the audit by such Auditors in connection with such financial statements has been made in accordance with generally accepted auditing standards. The annual financial statements shall be accompanied by management’s discussion and analysis in a form consistent with form 51-102F1 of National Instrument 51-102 – Continuous Disclosure Obligations;

(ii)	Quarterly Reports. As soon as practicable and in any event within 45 days after the end of each Fiscal Quarter of the Borrower (other than the fourth Fiscal Quarter and beginning after the first full Fiscal Quarter completed after the Closing Date), a copy of the unaudited consolidated financial statements of the Borrower;

(iii)	Compliance Certificate. With each of the financial statements referred to in paragraphs (i) and (ii) above, a Compliance Certificate:

(A)	demonstrating in reasonable detail compliance (showing all material calculations) with all financial covenants set out in Section 9.3 of this Agreement;

(B)	identifying any material financial events including, without limitation, Dispositions and Capital Expenditures; and

(C)	updating Schedules 6.1.8, 6.1.10, 6.1.16, 6.1.17, 6.1.18, 6.1.20, 6.1.23, 6.1.24, 6.1.34 and 6.1.37 as necessary;

(D)	attaching a comparison of the results for the applicable period to the Project Budget or Operating Budget, as applicable, for the applicable period, including any relevant notes relating to key variances and extra-ordinary items; and

(E)	certifying and providing evidence that the Available Funding is sufficient to pay all Project Cost and to achieve the Initial Project Completion Date, and, for Compliance Certificates delivered after the Initial Project Completion Date, that the Borrower has sufficient funds from the Operations of the Project to pay all remaining direct and indirect costs in order to achieve Project Completion by the Outside Date.

(iv)	Operating Budget. Within 60 days after the end of each Fiscal Year, an Operating Budget for the next Fiscal Year, together with a management discussion and comparison to past results.

(v)	Monthly Progress Reports. Prior to the Project Completion Date, no later than twenty-one (21) days after the last day of each month, and beginning after the first full month completed after the Closing Date, project progress reports from the Borrower (the “Monthly Progress Reports” and together with the Quarterly Progress Reports, the “Progress Reports”), including:

(A)	for all Monthly Progress Reports delivered prior to the Initial Project Completion Date, (i) estimate of the anticipated Initial Project Completion Date, (ii) a specific listing of Change Orders approved under the Project Contracts and reasons therefor and (iii) any occurrence that the Borrower is aware that could reasonably be expected to materially increase Project Costs or delay the Project Completion Date, in each case, in a manner inconsistent with the Project Budget and Project Schedule; or

(B)	for all Monthly Progress Reports delivered after the Initial Project Completion Date but prior to the Project Completion Date, (i) estimate of the anticipated Project Completion Date, (ii) a specific listing of Change Orders approved under the Project Contracts and reasons therefor and (iii) any occurrence that the Borrower is aware that could reasonably be expected to materially increase the costs to achieve the Project Completion Date or delay the Project Completion Date, in each case, in a manner inconsistent with the Project Budget and Project Schedule;

The Borrower shall deliver each such Monthly Progress Report to the Technical Advisor concurrently with delivery thereof to the Lender.

(vi)	Quarterly Progress Reports. Prior to the Project Completion Date, no later than forty-five (45) days after the last day of each Fiscal Quarter, project progress reports from the Borrower (the “Quarterly Progress Reports”), including:

(A)	for all Quarterly Progress Reports delivered prior to the Initial Project Completion Date, (i) estimate of anticipated Project Costs to achieve the Initial Project Completion Date (which will be confirmed by the Technical Advisor), (ii) aggregate amount of Project Costs spent to date, (iii) evidence of the Available Funding as of the date of such Progress Report, (iv) status of any pending material Permits set forth on Part II of Schedule 6.1.17, and (v) cumulative and physical progress and expenditure through the end of such Fiscal Quarter, together with a comparison of the same against the Project Budget and Project Schedule, provided that the Borrower’s report shall set out the reasons for any variance between the actual expenditure through the end of the Fiscal Quarter and the Project Budget and Project Schedule; or

(B)	for all Quarterly Progress Reports delivered after the Initial Project Completion Date but prior to the Project Completion Date, (i) estimate of anticipated remaining costs to achieve the Project Completion Date (which will be accompanied by written confirmation from the Technical Advisor that such information is correct and complete in all material respects), (ii) confirmation of the sources of funding available to satisfy the anticipated remaining costs to achieve the Project Completion Date and evidence thereof satisfactory to the Lender, (iii) status of any pending material Permits set forth on Part II of Schedule 6.1.17, and (iv) cumulative and physical progress and expenditure through the end of such Fiscal Quarter, together with a comparison of the same against the Project Budget and Project Schedule, provided that the Borrower’s report shall set out the reasons for any variance between the actual expenditure through the end of the Fiscal Quarter and the Project Budget and Project Schedule.

The Borrower shall deliver each such Quarterly Progress Report to the Technical Advisor concurrently with delivery thereof to the Lender.

(vii)	Non-Consolidation Officer’s Certificate. Concurrently with the delivery of the financial statements referred to in (ii) above, an officer’s certificate of the Borrower confirming (A) that there have been no adverse changes to any of the facts set out in the officer’s certificate of the Borrower delivered on the Closing Date in connection with the Non-Consolidation Opinions, and (B) the Borrower is in compliance with all Separateness Covenants.

(viii)	Board Packages. As may be requested by the Lender, promptly and in any event within three (3) Business Days of any Board meeting, a copy of any Board Materials with respect to the Borrower delivered to the Board, or any committee thereof, provided that, any information in such materials that is protected by confidentiality (as shall be reasonably demonstrated by the Borrower to the Lender) shall be redacted.

(ix)	Excess Cash Flow Certificate. As soon as practical and in any event by no later than the last Business Day of the first Fiscal Quarter after each applicable Fiscal Year of the Borrower pursuant to Section 5.2.5, a completed Excess Cash Flow Certificate setting out the Excess Cash Flow for such applicable Fiscal Year.

(x)	Other Information. Promptly deliver to the Lender (i) such information relating to the business, liabilities, operations, results of operations, assets or prospects of the Obligors or the Project and compliance by the Obligors with their obligations under the Loan Documents as the Lender may reasonably request from time to time, (ii) such information relating to the business, liabilities, operations, results of operations, assets or prospects of any member of the Telesat Group as the Lender may reasonably request from time to time and that, in the opinion of the Lender, is relevant to the Project, including the ownership of the Borrower or any Obligor, and (iii) such other materials as agreed to by the Lender and the Borrower from time to time.

9.2.2 Notice of Certain Events

The Borrower will promptly notify the Lender in writing of:

(i)	any Event of Default or any Default;

(ii)	a SpaceX Event of Default, an MDA Event of Default, or any Event of Default or any Default under any Pari Passu Financing Documents;

(iii)	any litigation, action, suit or proceeding that would reasonably be expected to result in expenses, liabilities or obligations of any Obligor in excess of $[redacted – commercially sensitive information] individually or in excess of $[redacted – commercially sensitive information] in the aggregate and the occurrence or non-occurrence of any material change or event relating thereto;

(iv)	any termination, breach or receipt of written allegation of a material breach by any party or any material dispute under any Material Project Contract or Permit, and provide the Lender with copies of all material information relating to any of the foregoing;

(v)	any assignment, transfer or conveyance, or notice of any proposed assignment, transfer or conveyance, by a Material Project Counterparty to any other Person of its rights or obligations under any Material Project Contract to which it is a party;

(vi)	any Change of Control or proposed Change of Control;

(vii)	any “Force Majeure” under any Material Project Contract;

(viii)	any cancellation or material change in the terms, coverages or amounts of any Required Insurance;

(ix)	any event or circumstance constituting or that would reasonably be considered to constitute a Force Majeure that adversely affects the Project which would reasonably be expected to have a Material Adverse Effect;

(x)	any material notices, requests, directives or written communication relating to the Project received by an Obligor from any Governmental Authority;

(xi)	any initiation of any expropriation proceedings involving the Project or any portion thereof;

(xii)	any fact, circumstance, condition or occurrence at, on, or arising from, the Real Property Interests that results in material violation of any Environmental Law;

(xiii)	any disclosure by any Obligor to or access given by any Obligor to any Person of confidential information or trade secrets used in, necessary for or material to the design, development, construction, installation, launch, commercialization, ownership and Operation of the Project, other than under an appropriate confidentiality or nondisclosure agreement or contractual provision relating to confidentiality and nondisclosure;

(xiv)	any event or circumstance giving rise to the Borrower’s obligation to make any mandatory prepayment under this Agreement or the IQ Loan Agreement, or any request received by the Borrower from IQ to make any mandatory prepayment under the IQ Loan Agreement and in each case, specifying the amount of such mandatory prepayment;

(xv)	any voluntary prepayment under the IQ Loan Agreement that the Borrower intends to make and specifying the amount of such voluntary prepayment;

(xvi)	any reduction of the commitment or cancellation of a portion of the commitment under the IQ Loan Agreement that the Borrower intends to request and specifying the amount of such reduction or cancellation, as applicable; and

(xvii)	any other information relating to an Obligor, the Project that the Lender may reasonably require in connection with the financial condition, business, property and operations of the Obligors or the Project.

9.2.3 Notices Under Material Project Contracts

The Borrower will promptly notify the Lender in writing of:

(i)	Any Obligor being provided with a notice of a default with respect to any Material Project Contract, the Borrower shall provide as soon as reasonably possible thereafter, a copy of such notice to the Lender with a description of the applicable default and a report indicating the status of such default and the steps taken and to be taken (as applicable) to cure such default. If such default is not cured within 10 Business Days after the receipt by such Obligor of such default notice, the Borrower will so advise the Lender and thereafter will, in consultation with the Lender and the Technical Advisor, attempt to cure such default within the then remaining cure period available to the Obligor under the applicable agreement;

(ii)	milestones achieved or expected milestones not achieved under any Material Project Contract;

(iii)	any insurance claims in excess of $1,000,000 either individually or in the aggregate;

(iv)	any claim, demand, request, order, directive, judgment, notice, requirement, instruction, determination or suit, whether brought or threatened arising from or in relation to any Environmental Liability which has or would reasonably be expected to have a Material Adverse Effect;

(v)	to the extent that there are events of material non-compliance with Environmental Law during a Fiscal Quarter which do not require notification under paragraph 9.2.3(iv) above, the Borrower will provide to the Lender a report of such events at the same time as the Compliance Certificate under 9.2.1(iii) above;

(vi)	any intentional withholding of material compensation to any Material Project Counterparty under any Material Project Contract other than any holdback required to be made under the terms of such Material Project Contract or under any applicable Law;

(vii)	upon request, copies of all “management letters” or other material letters submitted by its Auditors in connection with the audited financial statements described in Section 9.2.1 raising issues associated with the audit of the Borrower;

(viii)	a copy of any notice of default, event of default or non-compliance which is executed by, sent or received by the Borrower in connection with any Permitted Debt; and

(ix)	any event or circumstance that would reasonably be expected to have a Material Adverse Effect.

9.3	Financial Covenants

Until the full and final payment of the Obligations and the termination of this Agreement, the Borrower will ensure that it will:

9.3.1 Total Net Leverage Ratio. Maintain at all times a Total Net Leverage Ratio, tested quarterly on that last day of each Fiscal Quarter of not more than the ratio listed opposite the applicable Fiscal Quarter set out in the table below:

For the Fiscal Quarter ending 12 months after the Initial Project Completion Date	9.25:1.00
For the Fiscal Quarter ending 15 months after the Initial Project Completion Date	6.50:1.00
For the Fiscal Quarter ending 18 months after the Initial Project Completion Date	5.00:1.00
For the Fiscal Quarter ending 21 months after the Initial Project Completion Date	4.00:1.00
For the Fiscal Quarter ending 24 months after the Initial Project Completion Date and every Fiscal Quarter thereafter	3.50:1.00

9.3.2 Minimum Liquidity. Maintain at all times minimum Liquidity of not less than $100,000,000.

9.4	Negative Covenants

Each Obligor hereby covenants and agrees that, except as otherwise permitted by the prior written consent of the Lender, each Obligor will not and will cause each of its respective Subsidiaries, as applicable, not to:

9.4.1 Fundamental Changes. Enter into any corporate (or other analogous) transaction (or series of transactions), whether by way of arrangement, reorganization, consolidation, liquidation, amalgamation, merger or otherwise whereby all or substantially all of its undertaking and assets would become the property of any other Person or, in the case of any amalgamation, the property of the continuing corporation resulting from the amalgamation, or sell, lease or dispose of all or substantially all its assets, except for such transactions as are among (i) the Borrower and any Subsidiary where the Borrower is the surviving entity or where all of such assets are transferred to the Borrower, or (ii) the Guarantors (other than Telesat LEO Parent), if in each case, at the time of and immediately after giving effect to such transaction (a) no Event of Default has occurred and be continuing, and (b) the Borrower delivers such documents to the Lender as may be required by the Lender to confirm all of its Obligations under the Loan Documents and such other certificates and opinions as may be required by the Lender.

9.4.2 Use of Funds. The Borrower shall not use the proceeds of any Advance to [redacted – commercially sensitive information].

9.4.3 Debt. Create, incur, assume, guarantee, suffer, permit to exist or otherwise become liable for any Debt, other than Permitted Debt, provided that at the time of any incurrence of Permitted Debt, no Default or Event of Default (i) exists under this Agreement or any other Loan Documents or (ii) will occur as a result of the issuance of such Permitted Debt.

9.4.4 Encumbrances. Create, incur or otherwise permit to exist any Encumbrances on any of its Property, other than Permitted Encumbrances.

9.4.5 Non-Consolidation. Take any actions which would reasonably be expected to result in the Obligors being consolidated with any other entity in any Insolvency Event or Insolvency Proceedings.

9.4.6 Financial Assistance. Permit any Obligor to become a “Restricted Subsidiary” under (or become otherwise liable for) any part of the Telesat Canada Senior Debt or to provide any Financial Assistance to any Person other than a Guarantor (other than Telesat LEO Parent).

9.4.7 Other Business. Enter into any line of business other than the ownership, design, construction, testing, delivery, installation, launch, Operation and/or maintenance of the Project, and the commercialization of the Project, and in the case of Telesat LEO Parent, acting as the holding company of the Borrower.

9.4.8 Fiscal Year. Change its Fiscal Year without the prior written consent of the Lender, not to be unreasonably withheld.

9.4.9 Dispositions. Directly or indirectly consummate any Disposition other than any Permitted Disposition.

9.4.10 Distributions. Make any Distribution other than a Permitted Distributions.

9.4.11 No Change in Project, Etc.

9.4.11.1 Make or permit to be made any material change in the scope, design or nature of the Project or materially expand the Project; provided that the Borrower may make or permit any such changes or expansions that do not: (i)  in the aggregate, impair or delay the satisfaction of the requirements for Project Completion, (ii) reduce the predicted capacity of the Project (defined here as the simulated throughput of the full constellation of [redacted – commercially sensitive information] satellites, assuming that all satellites are fully operational at the beginning of life, and while addressing the Financial Model), below [redacted – commercially sensitive information] terabits per second, (iii) contravene the terms of the Covenant Agreement, and (iv) otherwise materially adversely affect any Permit, the Material Project Contracts or the economic viability or performance of the Project; or

9.4.11.2 invest in, undertake, participate in or carry on any business or operations other than those related or ancillary, directly or indirectly, to the Project.

9.4.12 [Redacted – commercially sensitive information] Plan under the MDA Agreement. Enter into any [redacted – commercially sensitive information] Plan (each as defined in the MDA Agreement) unless the Technical Advisor has reviewed any such Plan and the Lender, in consultation with the Technical Advisor, has provided its approval in respect thereof.

9.4.13 Amendment to Material Project Contracts. Modify, supplement, amend, alter, repudiate, extend, replace, terminate, release, vary or waive any default under, any Material Project Contract to which it is a party, exercise or omit to exercise any discretion under any Material Project Contract or permit or consent to a change or cause or permit any material amendment, modification or variance to any of the foregoing without the prior written consent of the Lender (in consultation with the Technical Advisor, as required) other than:

9.4.13.1 routine or administrative modifications, or amendments to cure defective provisions which could not reasonably be expected to have a Material Adverse Effect or otherwise be adverse to the interests of the Lender, which shall not require the consent or other approval of the Lender;

9.4.13.2 Change Orders that will not:

(a)	together with all previous Change Orders under all Material Project Contracts, increase the Project Costs (i) by more than $[redacted – commercially sensitive information] (or such larger amount as consented to by the Lender from time to time) in the aggregate for the Project or (ii) to an amount that exceeds the Available Funding;

(b)	or could not reasonably be expected to permit or result in any material adverse modification of, or impair the enforceability of any warranty under any Material Project Contract;

(c)	or could not reasonably be expected to materially impair or reduce the ability of the Project to meet the Financial Model;

(d)	be prohibited under any other Material Project Contract or could reasonably be expected to materially diminish the obligation of any Material Project Counterparty or the Obligors; or

(e)	or could not reasonably be expected to present a significant risk of the revocation, suspension, cancellation or material adverse modification of any Direct Agreement,

provided that, notwithstanding the above, the MDA Agreement may not be modified, supplemented, amended, altered, repudiated, extended, replaced, terminated, released, varied or waived in any manner (except for a waiver which will not cause the Project to exceed the Project Budget or the Initial Outside Date) without the prior written consent of the Lender.

9.4.14 Financing Documents. Notwithstanding Section 9.4.13, (i) modify, supplement, amend, alter, repudiate, extend, replace, terminate, release, vary or waive any default under any of the Pari Passu Financing Documents ([redacted – commercially sensitive information]) including, without limitation, any existing security or guarantees delivered to the Lender and the Pari Passu Secured Parties (or any of them) on or prior to the Closing Date, or (ii) provide any additional security to the Lender and the Pari Passu Secured Parties (or any of them) or cause any other Person to guarantee the Borrower’s obligations to the Lender and the Pari Passu Secured Parties (or any of them).

9.4.15 Material Project Contract Assignment. Consent to the assignment by the Material Project Counterparty of any Material Project Contract without Lender’s consent, not to be unreasonably withheld.

9.4.16 No New Material Project Contracts. None of the Obligors shall enter into any Additional Material Project Contracts without the prior written consent of the Lender, provided that the consent of the Lender shall not be required with respect to an Additional Material Project Contract if:

(a)	it is in compliance with Sections 6.1.14, 9.1.21, and 9.1.23;

(b)	the aggregate consideration payable to the counterparty thereunder is less than US$[redacted – commercially sensitive information] in the aggregate over the term of such Additional Material Project Contract;

(c)	it is entered into with a reputable and qualified Material Project Counterparty; and

(d)	is upon reasonable, customary and market terms that, when taken together with all other Material Project Contracts, will not cause the Project to exceed the Project Budget or the Initial Outside Date;

as confirmed, in (b) through (d) above by the Technical Advisor.

9.4.17 Restrictive Agreements. Other than this Agreement and the Pari Passu Financing Documents, enter into any agreement that would limit its ability to effect any dividends or distributions or that would limit the ability of any Obligor to perform its obligations under any Loan Document.

9.4.18 Amendments to Organizational Documents. Amend any of its Organizational Documents in a manner that would be prejudicial to the interests of the Lender under the Loan Documents.

9.4.19 Limitations on Name Change, Location of Assets, Jurisdiction of Incorporation or Formation and Chief Executive Office or Registered Office. Without providing the Lender with at least ten (10) Business Days prior written notice:

9.4.19.1 change its name;

9.4.19.2 change its jurisdiction of incorporation or formation, the laws governing its constating documents, or the statute under which it is created or organized;

9.4.19.3 change the jurisdiction in which its chief executive office or registered office is located; or

9.4.19.4 permit its tangible Property to be located in any jurisdiction in which the Collateral Agent has not registered or perfected the security interests created by the Security Documents.

9.4.20 Non-Arm’s Length Transactions. Enter into any material transaction with parties with whom it does not deal at Arm’s length, other than the transactions contemplated by the Telesat MSAs, unless (i) such transaction contains terms no less favourable to such Obligor than those that would be included in an Arm’s Length transaction entered into by a prudent Person with a non-affiliated third party and (ii) the Lender shall have consented to such transaction.

9.4.21 Abandonment. Permit or cause an Event of Abandonment to occur, provided that shutdown or cessation of operation in the ordinary course of business or due to construction scheduling or as a result of a casualty or for maintenance or repair shall not constitute abandonment.

9.4.22 Settlement of Claims. Settle or consent to any settlement by an Obligor of (a) any liquidated damages Claim or warranty Claim or litigation in relation to the Project or any of its properties or assets individually in an amount greater than $[redacted – commercially sensitive information], or (b) any liquidated damages Claims or warranty Claims or litigation in relation to the Project or any of its properties or assets, in the aggregate, in an amount greater than $[redacted – commercially sensitive information] in any rolling five year period.

9.4.23 Bank Accounts.

9.4.23.1 Open or maintain any bank accounts, other than the Collateral Accounts, unless the Borrower provides notice to the Lender and a Blocked Account Agreement with respect to such bank account in form and substance satisfactory to the Lender, contemporaneously with the opening of such bank account.

9.4.23.2 No Excluded Subsidiary shall maintain balances in excess of (i) $1,000,000 in the aggregate, or (ii) such higher amount as may be requested by the Borrower from time to time and approved by the Lender in its sole and absolute discretion, in bank accounts held by such Excluded Subsidiary.

9.4.23.3 Telesat US Services shall ensure that the amount of cash or Cash Equivalents held by it in any bank accounts shall not, at any time, exceed US$[redacted – commercially sensitive information] in the aggregate.

9.4.24 Hedge Agreements. Enter into or permit to be outstanding at any time any Hedge Agreement unless such Hedge Agreement is a Permitted Hedge Agreement.

9.4.25 Investments. Make or permit to remain outstanding any Investments other than (i) Investments by an Obligor in another Obligor, (ii) Cash Equivalents, (iii) Investments made after the Project Completion Date from Residual Excess Cash Flow, provided that the aggregate amount of such Investments shall not exceed $[redacted – commercially sensitive information] over the term of this Agreement and subject to the security requirements in Article 7, and (iv) Investments by any Obligor in the Excluded Subsidiaries to fund the Excluded Subsidiaries’ operating expenses and liabilities, provided that the aggregate amount of such Investments shall not exceed $[redacted – commercially sensitive information] in any Fiscal Year (inclusive of any Permitted Distribution made by any Obligor to the Excluded Subsidiaries).

9.4.26 Equity Issuances. [Redacted – commercially sensitive information].

9.4.27 Subsidiaries.

9.4.27.1 Other than the Subsidiaries in existence on the Closing Date, it will not form, own or have any Subsidiaries or otherwise own beneficially an ownership interest in any Person, will not become a partner in any partnership or joint venture, or enter into any profit-sharing or royalty agreement or similar arrangement whereby such Person’s income or profits are shared with any other Person, unless such Subsidiary is wholly-owned and, if or when such Subsidiary becomes a Material Subsidiary, such Subsidiary becomes an Obligor hereunder in accordance with Section 7.8.

9.4.27.2 Permit (i) the aggregate total assets of all Excluded Subsidiaries (including their respective consolidated subsidiaries) to have a book value equal to or exceeding 7% of the Borrower’s total assets, (ii) the aggregate gross annual operating income of all Excluded Subsidiaries (including their respective consolidated subsidiaries) to be equal to or exceed 7% of the Borrower’s gross annual consolidated operating income in the year for which the Borrower’s most recent consolidated financial statements were prepared.

9.4.28 Excluded Subsidiaries Shares. Permit the Equity Interests of any Excluded Subsidiary to be certificated unless such Equity Interests are delivered to the Collateral Agent within five (5) Business Days of such certification.

9.4.29 Real Property Interests. Permit the discharge, transfer or postponement of any instrument registered against title to the Real Property Interests.

9.4.30 Sale and Lease-Backs. Directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease, whether an operating lease or Capitalized Lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, (a) which it has sold or transferred or is to sell or transfer to any other Person or (b) which it intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by it to any Person.

9.5	Lender May Perform Covenants.

If any Obligor shall fail to perform or observe any covenant or obligation on its part contained herein (including, for greater certainty, the failure to cause the performance or observance by any Subsidiary thereof) or in any other Loan Document, the Lender may, in its sole discretion acting reasonably, perform (or cause to be performed) any of the said covenants or obligations capable of being performed by the Lender and, if any such covenant or obligation requires the payment or expenditure of money, the Lender may make such payment or expenditures with its own funds or with money borrowed for that purpose (but the Lender shall be under no obligation to do so); provided that the Lender shall first have provided written notice of its intention to the Borrower and a reasonable opportunity (not to exceed five days, or such longer period as the Lender shall approve) to cure the failure. All amounts paid by the Lender pursuant to this Section 9.5 shall be repaid by the Borrower to the Lender on demand therefor, shall form part of the Obligations and shall be secured by the Security Documents. No payment or performance under this Section 9.5 shall relieve the Borrower from any Event of Default.

Article 10
DEFAULT

10.1	Events of Default

The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) will constitute a default under this Agreement:

(a)	if the Borrower fails to make when due, whether by acceleration or otherwise, any payment of principal required to be made under this Agreement or any other Loan Document; or

(b)	if the Borrower fails to make when due, whether by acceleration or otherwise, (i) any payment of interest, or (ii) any payment of fees or costs or any other amount payable under this Agreement or any other Loan Document, and, in each case, that failure continues for three (3) Business Days after the due date thereof; or

(c)	if any Obligor fails to perform or observe:

(i)	any term, condition, covenant or undertaking contained in Section 9.3 or Section 9.4; or

(ii)	any other term, condition, covenant or undertaking contained in any Loan Document on its part to be observed or performed which is not otherwise specifically addressed in this Section 10.1 and that failure, if capable of being remedied, is not remedied within ten (10) Business Days after the earlier of (i) any Obligor obtaining knowledge thereof and (ii) notice thereof to the Borrower or such Obligor by the Lender, provided that (i) during such ten (10) Business Day period the applicable Obligor is proceeding diligently and in good faith to remedy such breach and (ii) such cure period shall not apply to any Benefit to Canada Event of Default; or

(d)	if any representation, warranty or statement which is made by the Borrower or any other Obligor in any Loan Document or which is contained in any certificate, written statement or written notice provided under or in connection with any Loan Document is untrue or incorrect when made or deemed to be made, except if, within thirty (30) days of the date on which any Obligor has knowledge of such representation, warranty or statement being untrue or misleading and is susceptible of being address or cured to the Lender’s satisfaction, such Obligor eliminates or otherwise corrects such representation, warranty or statement; or

(e)	if any Benefit to Canada Event of Default occurs and the Lender has been provided with a Benefit to Canada Default Notice from the Minister; or

(f)	if there has occurred a Material Adverse Effect; or

(g)	if a SpaceX Event of Default, MDA Event of Default, or “Event of Default” (or similar term) (as defined in the Strategic Innovation Fund Agreement, the Funding Agreement or any other Pari Passu Financing Document) occurs; or

(h)	if any of the MDA Agreement or Launch Agreements is transferred, assigned or otherwise conveyed by the applicable Core Material Project Counterparty to any other Person and the Borrower or applicable Obligor consents to such transfer, assignment or conveyance and releases such Core Material Project Counterparty from its obligations under such Core Material Project Contract without the consent of the Lender or if such an assignment, transfer or conveyance occurs without the consent of the Borrower or applicable Obligor and by operation of law such Core Material Project Counterparty is released from its obligations under such Core Material Project Contract; or

(i)	until such time that the Borrower is an Independent Entity, if any “Event of Default” (or similar term) as defined in the Telesat Canada Senior Debt occurs; or

(j)	if the Borrower fails to issue common shares when required under any Warrant Agreement, fails to pay when due the amount owing to the Lender upon exercise of the Cash Settlement Option under, and as defined in, the Warrant Agreement or fails to deliver any other proceeds to which the holder of the Warrants is entitled pursuant to the Warrant Agreement; or

(k)	(A) any of the Security Documents (once executed and delivered) in any material respect fails to provide the Lender the Encumbrances, rights, titles, interests, remedies, powers or privileges, intended to be created thereby, or ceases to be in full force and effect, or the validity thereof or the applicability thereof to the Loan Facility or any other obligations purported to be secured or guaranteed thereby or any part thereof is disaffirmed by or on behalf of any Obligor or any other party thereto, or (B) the Encumbrances, rights, titles, interests, remedies, powers or privileges by the Security Documents otherwise cease to be first ranking security interests in favour of the Collateral Agent (subject to Permitted Encumbrances) on behalf of the Lender, and the applicable Obligor has failed to cure such default within seven (7) days of becoming aware of such fact, provided that such seven (7) day cure period shall not apply if a Material Adverse Effect shall have occurred during such period or in the case of any disaffirmation by any Obligor; or

(l)	if any Obligor (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt (other than the Obligations or the Pari Passu Financing Documents) that in the aggregate principal amount then outstanding is in excess of $[redacted – commercially sensitive information]; or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt or contained in any instrument or agreement evidencing, securing or relating thereto and such default or other condition has not been remedied within any applicable grace period, or any other event occurs or condition exists, the effect of which default or other condition, if not remedied within any applicable grace period, would be to cause, or to permit the holder of such Debt then to declare, such Debt to become due prior to its stated maturity date; or

(m)	an Insolvency Event occurs in respect of the Borrower or any other Obligor (other than an immaterial Subsidiary);

(n)	until such time that the Borrower is an Independent Entity, a Telesat Canada Insolvency Event occurs in respect of any member of the Telesat Group (other than an immaterial Subsidiary);

(o)	if an order of substantive consolidation affecting any of the Obligors is made by any court of competent jurisdiction; or

(p)	if any Obligor denies any of its obligations under any Loan Document or claims any of the Loan Documents or any provisions thereof to be invalid or withdrawn in whole or in part; or

(q)	if this Agreement or any of the other Loan Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation, by Governmental Authority or by order or judgment of a court of competent jurisdiction, and the Borrower or applicable Obligor does not, within seven (7) Business Days of receipt by the Borrower from the Lender of notice of such Loan Document or material provision becoming unenforceable, unlawful or being changed and being provided with any required new agreement or amendment for execution, replace such Loan Document with a new agreement that is in form and substance satisfactory to the Lender or amend such Loan Document to the satisfaction of the Lender; or

(r)	if any secured creditor, encumbrancer or lienor, or any trustee, interim receiver, receiver, receiver and manager, administrative receiver, agent, bailiff or other similar official appointed by any secured creditor, encumbrancer or lienor, takes possession of, forecloses, seizes, retains, sells or otherwise disposes of, or otherwise proceeds to enforce security over, any part of the assets of the Borrower or any other Obligor or gives notice of its intention to do any of the foregoing; or

(s)	if a final judgment or decree for the payment of money due has been obtained or entered against any Obligor in an amount, when combined with any other such judgment or decrees, is in an amount in excess of $[redacted – commercially sensitive information], and within 30 days thereof, such judgment or decree has not been vacated, discharged or stayed pending appeal or the Borrower or such Obligor has not demonstrated to the satisfaction of the Lender that it has the financial ability to satisfy such judgement or decree without adversely affecting in any material way the Obligor’s ability to perform its obligations under the Loan Documents; or

(t)	if a Change of Control occurs; or

(u)	if the Initial Project Completion Date has not occurred on or prior to the Initial Outside Date or the Project Completion Date has not occurred on or prior to the Outside Date, in each case, unless agreed to in writing by the Lender; or

(v)	if any party to a Launch Agreement or the MDA Agreement breaches any term thereof and such breach is not remedied or fully mitigated within the Applicable Cure Period, if any; or

(w)	any party to a Core Material Project Contract, other than the ones referred to in 10.1(v) , breaches any term thereof and such breach is not remedied or fully mitigated within the Applicable Cure Period, if any, unless within [redacted – commercially sensitive information] days of such breach the Borrower cures such breach or replaces the applicable Core Material Project Contract with a Permitted Replacement Contract, provided that if such breach is incapable of being cured within such period and the Borrower is diligently pursuing the cure of such breach or the replacement of such Core Material Project Contract during such period, then such [redacted – commercially sensitive information] day period shall be extended by the Lender for an additional [redacted – commercially sensitive information] days; or

(x)	before the Project Completion Date, if any Material Project Contract (other than a Core Material Project Contract) or any material provision thereof is repudiated, becomes unenforceable or terminated prior to its scheduled termination unless the Borrower cures such event or replaces the applicable Material Project Contract with a Permitted Replacement Contract within [redacted – commercially sensitive information] days, provided that if such Material Project Contract is incapable of being cured or replaced within the initial [redacted – commercially sensitive information] day period and the Borrower is diligently pursuing the curing or replacement of such Material Project Contract during such period, then such [redacted – commercially sensitive information] day period shall be extended by the Lender for an additional [redacted – commercially sensitive information] days; or

(y)	after the Project Completion Date, if any Material Project Contract (other than a Core Material Project Contract) or any material provision thereof is repudiated, becomes unenforceable or terminated prior to its scheduled termination unless the Borrower replaces the applicable Material Project Contract with a Permitted Replacement Contract within [redacted – commercially sensitive information] days, provided that if such Material Project Contract is incapable of being replaced within the initial [redacted – commercially sensitive information] day period and the Borrower is diligently pursuing the replacement of such Material Project Contract during such period, then such [redacted – commercially sensitive information] day period shall be extended by the Lender for an additional [redacted – commercially sensitive information] days; or

(z)	the occurrence of a “Major Counterparty Insolvency Event”, which means any of the following events as they may apply to a Core Material Project Contract Counterparty (in each case for so long as they have any material outstanding obligations, including any warranty obligations, damages or other termination liabilities) under the applicable Core Material Project Contract (in this definition, a “Major Counterparty”) namely:

(i)	a Major Counterparty shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors;

(ii)	any proceeding shall be instituted by or against a Major Counterparty seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement adjustment, protection, relief or composition of it or its debts under any Insolvency Legislation, or seeking the entry of an order for relief or the appointment of a Receiver for it or for any substantial part of its property, including without limitation any such proceeding under the Companies’ Creditors Arrangement Act (Canada) and, in the case of any such proceeding instituted against a Major Counterparty (but not instituted by such Major Counterparty), either such proceeding shall remain undismissed or unstayed for a period of forty-five (45) days or any of the actions sought in such proceeding (including without limitation the entry of an order for relief or the appointment of a receiver or trustee or other similar official for it or for any substantial part of its property) shall occur; or

(iii)	a Major Counterparty shall take any action to authorize any of the actions set forth above;

provided that in the even of any such occurrence in respect of a Major Counterparty, [redacted – commercially sensitive information], if the Borrower has failed to replace the applicable Core Material Project Contract with a Permitted Replacement Contract and a new Major Counterparty within [redacted – commercially sensitive information] days of such Major Counterparty Insolvency Event; and further provided that if such Core Material Project Contract and new Major Counterparty is incapable of being replaced within the initial [redacted – commercially sensitive information] day period and the Borrower is diligently pursuing the replacement of such Core Material Project Contract and such new Major Counterparty during such period, then such [redacted – commercially sensitive information] day period shall be extended by the Lender for an additional [redacted – commercially sensitive information] days; or

(aa)	if any Core Material Project Contract ([redacted – commercially sensitive information]) is transferred, assigned or otherwise conveyed by the Core Material Project Counterparty to any other Person and the Borrower or applicable Obligor consents to such transfer, assignment or conveyance and releases such Core Material Project Counterparty from its obligations under such Core Material Project Contract without the consent of the Lender or if such an assignment, transfer or conveyance occurs without the consent of the Borrower or applicable Obligor and by operation of law such Core Material Project Counterparty is released from its obligations under such Core Material Project Contract; provided that if such Core Material Project Contract is incapable of being replaced within the initial [redacted – commercially sensitive information] day period and the Borrower is diligently pursuing the replacement of such Core Material Project Contract during such period, then such [redacted – commercially sensitive information] day period shall be extended by the Lender for an additional [redacted – commercially sensitive information] days; or

(bb)	if any Permit necessary to construct or Operate the Project has been modified, revoked, withdrawn or not obtained and such modification, revocation, withdrawal or failure to obtain such Permit would reasonably be expected to have a Material Adverse Effect, provided however, that the foregoing shall not result in an Event of Default if the Borrower diligently pursues and obtains a replacement of such Permit within [redacted – commercially sensitive information] days after such material modification, revocation, withdrawal or failure to obtain such Permit, which [redacted – commercially sensitive information] day period will be extended for another [redacted – commercially sensitive information] days if the Borrower is working diligently and in good faith to obtain or replace such Permit during such [redacted – commercially sensitive information] day period and no Material Adverse Effect would reasonably be expected to occur as a result of such additional [redacted – commercially sensitive information] day period; or

(cc)	any failure of a Material Project Counterparty to obtain a Third Party Permit or to obtain a Third Party Permit in a timely manner if the failure to so obtain such Third Party Permit would reasonably be expected to either (a) have a Material Adverse Effect, or (b) cause a delay such that Initial Project Completion Date would not reasonably be expected to occur on or prior to the Initial Outside Date, or the Project Completion Date would not reasonably be expected to occur on or prior to the Outside Date; or

(dd)	in the event of loss or damage to the Project resulting in insurance proceeds of more than $[redacted – commercially sensitive information], the insurance proceeds, together with other available funds held or arranged by the Borrower (and which sources of funds, in the case of funds arranged and not yet held by the Borrower, are acceptable to the Lender, in its discretion) are not sufficient to repair, rebuild or replace the damage or destruction in respect of which the insurance proceeds are payable, unless within [redacted – commercially sensitive information] days after written notice thereof has been given to the Borrower by the Lender:

(i)	the Borrower eliminates the shortfall; or

(ii)	initiates a review by the Technical Advisor and the Technical Advisor provides an opinion that the repair, rebuilding or replacement can be completed with the Insurance proceeds and other funds held or arranged by the Borrower (including the Loan Facility), including the contingency, the sources of which are acceptable to the Lender, in its discretion; or

(ee)	the Borrower or any Obligor, as applicable, shall voluntarily cease all or substantially all activities:

(i)	in the design, development, construction, installation, launch, commercialization or start-up of the Project for [redacted – commercially sensitive information] days prior to the Project Completion Date; or

(ii)	in the Operation of the Project for [redacted – commercially sensitive information] days following the Project Completion Date; or

(ff)	the introduction of or change in the interpretation or application of, or any revocation or replacement of any Applicable Law has occurred which, in any case is likely to materially adversely affect the ability of any Obligor to meet its obligations under any Loan Document or Material Project Contract; or

(gg)	if in the opinion of the Lender, acting reasonably, after consultation with the Technical Advisor, the amount of Project Costs projected to be incurred in achieving the Initial Project Completion Date, is expected to exceed the Available Funding; or

(hh)	if an Event of Abandonment occurs.

10.2	Acceleration and Enforcement

If any Event of Default occurs and is continuing (other than with respect to an Event of Default described in Section 10.1(e) to which Section 10.3 applies), the Lender will have no further obligation to make Advances to the Borrower and the outstanding principal amount of all Advances and all other Obligations will, upon demand made by the Lender, become immediately due and payable with interest thereon at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, additional demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by the Borrower, the Loan Facility will be terminated and Lender may take any such action as is required to protect the interests of the Lender in and to any portion of the assets or undertaking subject to the Encumbrance granted pursuant to the Security Documents; provided, if any Event of Default described in Section 10.1(l) through 10.1(o) occurs, the Loan Facility (if not theretofore terminated) will automatically terminate and the outstanding principal amount of all Advances and all other Obligations will automatically be and become immediately due and payable, all without notice, presentment, protest, additional demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by the Borrower. In such event, the Lender may, in its discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any of the Obligors and to protect the interest of the Lender in and to any portion of the assets or undertaking subject to the Encumbrance granted pursuant to the Security Documents to the extent authorized or permitted by law for the recovery of all the Obligations and no such remedy for the enforcement of the rights of the Lender will be exclusive of or dependent on any other remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

10.3	Remedies with respect to Defaults under Covenant Agreement

If a Benefit to Canada Event of Default described in Section 10.1(e) above occurs and is continuing, the Lender may exercise one or more of the remedies set out in Article 3 of the Covenant Agreement, including for certainty increasing the Applicable Margin in accordance with the terms of the Covenant Agreement and/or declaring all Obligations hereunder to be immediately due and payable in accordance with the provisions of Section 10.2 above.

10.4	Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lender hereunder or under the Security Documents or any other Loan Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement, the Security Documents or other Loan Document or other instrument executed pursuant to this Agreement will not be deemed to be a waiver of or alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for such default or breach. Any waiver by the Lender of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein, any Security Documents or in any other Loan Document and any indulgence granted, by the Lender will not be established by conduct, custom or course of dealing and will occur, if applicable, solely by an instrument in writing duly executed by the Lender.

10.5	Termination of Lender’s Obligations

The occurrence of an Event of Default that has not been waived by the Lender will relieve the Lender of all obligations to provide any further Advances hereunder.

10.6	Perform Obligations

If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any covenant or agreement in the Loan Documents, the Lender, may, but will be under no obligation to, perform any such covenant or agreement in any manner deemed fit by the Lender without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Lender in respect of the foregoing will be included as an Obligation.

10.7	Third Parties

No Person dealing with the Lender or any agent of the Lender will be concerned to inquire whether the powers which the Lender is purporting to exercise have been exercisable.

Article 11
COSTS, EXPENSES AND INDEMNIFICATION

11.1	Costs and Expenses

11.1.1 The Borrower will pay, promptly upon notice from the Lender, all reasonable costs and expenses of the Lender in connection with the preparation, execution and delivery of this Agreement and the other documents to be delivered hereunder, and the administration of the Loan up to and including the later of: (i) the Maturity Date and (ii) the irrevocable payment in full of the Obligations (including for certainty expenses of the Lender under any services agreements between the Lender and any Lender Affiliate and costs and expenses incurred by the Lender under any financing provided to the Lender in connection with this Agreement) whether or not any Advance has been made hereunder, including without limitation, the reasonable fees and out-of-pocket expenses of Lender’s Counsel with respect thereto and with respect to advising the Lender as to its rights and responsibilities under this Agreement and the other Loan Documents and the reasonable fees and out-of-pocket expenses of any advisors to the Lender (including for certainty any financial advisor, legal advisor, investment bank, accounting firm and other Advisor).

11.1.2 To the extent not already provided for in Section 11.1.1 above, the Borrower further agrees to pay all reasonable out-of-pocket costs and expenses of the Lender and any of its advisors (including for certainty any financial advisor, legal advisor, investment bank, accounting firm and other Advisor) in connection with (i) the preparation or review of waivers, consents, amendments and other similar documentation requested by the Borrower, (ii) questions relating to the administration or interpretation of this Agreement and the other Loan Documents, and (iii) the establishment of the validity and enforceability of this Agreement and the other Loan Documents.

11.1.3 To the extent not already provided for in Sections 11.1.1 and 11.1.2 above, the Borrower further agrees to pay all costs and expenses of the Lender and any of its advisors (including for certainty any financial advisor, legal advisor, investment bank, accounting firm and other Advisor) in connection with (i) the preservation or enforcement of rights of the Lender under this Agreement and other Loan Documents, (ii) the exercise of any right or remedy of any nature or kind contained herein or in any Loan Document including, without limitation, all reasonable costs and expenses sustained by the Lender as a result of any failure by the Obligors to perform or observe any of their obligations hereunder, and (iii) any prospective or actual Insolvency Event by or in respect of the Obligors and/or the Telesat Group.

11.2	Indemnification by the Borrower

11.2.1 The Borrower shall indemnify the Lender and each Related Party of the Lender (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all claims suffered or incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the Borrower of its obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Advance or the use or proposed use of the proceeds therefrom, or (iii) any actual or prospective Claim relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such claims (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the negligence, criminal acts or omissions or wilful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower against an Indemnitee for breach of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Borrower has obtained a final and non-appealable judgment in its favour relating to such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 11.1, 12.1 and 12.2.

11.2.2 A certificate of the Lender as to the amount of any such loss or expense will be prima facie evidence as to the amount thereof, in the absence of manifest error. The agreements in this Section will survive the termination of this Agreement and repayment of the Obligations.

11.3	Specific Environmental Indemnification

The Borrower will defend and indemnify the Lender (and its Related Parties) and hold each of them harmless at all times from and against any and all costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable out-of-pocket costs or expenses for preparing any necessary environmental assessment report or other such other reports) by a third party against the Lender (and its Related Parties) or any of them related to or as a result of (i) any Release of any Hazardous Materials in connection with the property or business of the Borrower or its Subsidiaries; and (ii) the remedial actions (if any) taken by the Lender, in respect of such Release; or (iii) a failure by Borrower or its Subsidiaries to comply with Environmental Law. The Borrower will have the sole right, at its expense, to control any such legal action or claim and to settle on terms and conditions approved by the Borrower and approved by the party named in such legal action or claim of the Lender, provided that, if, in the opinion of the Lender, the interests of the Lender, as applicable, are different from those of the Borrower in connection with such legal action or claim, the Lender will have the sole right, at the Borrower’s expense, to defend its own interests, provided that any settlement of such legal action or claim will be on terms and conditions approved by the Borrower, acting reasonably. If the Borrower does not defend the legal action or claim, the Lender will have the right to do so on its own behalf and on behalf of the Borrower, as the case may be, at the expense of the Borrower. The defence and indemnity obligations contained throughout this Agreement will survive the termination of this Agreement and repayment of the Obligations.

11.4	Limitation of Liability

11.4.1 The Lender’s liability to the Borrower and the other Obligors under this Agreement shall be strictly limited to its obligation to make Advances to the Borrower under the Loan Facility on the terms and conditions set out in this Agreement.

11.4.2 To the fullest extent permitted by Applicable Laws, the Borrower shall not assert, and hereby waives, any claim against each Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, provided such information or materials are distributed by such Indemnitee in accordance with the provisions of this Agreement or any other Loan Document.

Article 12
INCREASED COSTS AND TAXES

12.1	Increased Costs

12.1.1 If any Change in Applicable Laws shall:

12.1.1.1 impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, the Lender;

12.1.1.2 subjects the Lender or cause the withdrawal or termination of a previously granted exemption with respect to, any Taxes or changes the basis of taxation of payments due to the Lender or increases any existing Taxes on payments of amounts owing to the Lender (other than (i) Taxes in respect of which additional amounts or indemnity payments are required to be paid pursuant to Section 12.2, (ii) net income, capital gain, franchise or branch Taxes described in Section (a) of the definition of Excluded Taxes, and (iii) Taxes described in Section (b) of the definition of Excluded Taxes); or

12.1.1.3 impose on the Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by the Lender;

and the result of any of the foregoing shall be to increase the cost to the Lender of making or maintaining any Advances (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by the Lender hereunder (whether of principal, interest or any other amount), then, upon request of the Lender, and subject to the Lender providing the certificate referred to in Section 12.1.2, the Borrower will pay to the Lender such additional amount or amounts as will compensate the Lender for such additional costs incurred or reduction suffered.

12.1.2 A certificate of the Lender delivered to the Borrower setting forth the amount or amounts necessary to compensate the Lender as specified in Subsections 12.1.1 (“Additional Compensation”), including a description of the event by reason of which it believes it is entitled to such compensation, and supplying reasonable supporting evidence (including, in the event of a Change in Applicable Laws, a photocopy of the Applicable Laws evidencing such change) and reasonable detail of the basis of calculation of the amount or amounts, shall be conclusive evidence of the Lender’s entitlement to such compensation and the amount thereof, absent manifest error. The Borrower shall pay the Lender the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof. In the event the Lender subsequently recovers all or part of the Additional Compensation paid by the Borrower, it shall promptly repay an equal amount to the Borrower. The obligation to pay such Additional Compensation for subsequent periods will continue until the earlier of change in capital requirement or the lapse or cessation of the Change in Applicable Laws giving rise to the initial Additional Compensation. The Lender shall make reasonable efforts to limit the incidence of any such Additional Compensation and seek recovery for the account of the Borrower upon the Borrower’s request at the Borrower’s expense, provided the Lender in its reasonable determination suffers no appreciable economic, legal or regulatory disadvantage and provided that the affected Lender shall not be required to make available its tax returns (or any other information that it deems confidential) to the Borrower or any other Person or to arrange its affairs in any particular manner.

12.1.3 Failure or delay on the part of the Lender to demand compensation pursuant to this Section shall not constitute a waiver of the Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate the Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that the Lender notifies the Borrower of the Change in Applicable Laws giving rise to such increased costs or reductions and of the Lender’s intention to claim compensation therefor, unless the Change in Applicable Laws giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

12.2	Taxes

12.2.1 All payments by or on account of any obligation of the Borrower or any other Obligor hereunder or under any other Loan Document (in respect of principal, interest or otherwise) shall be made in full without set off or counterclaim, and free of and without deduction or withholding for any present or future Taxes, other than as required by Applicable Laws or administrative practice or policy of any applicable taxing authority. If the Borrower, any Obligor or the Lender is required by Applicable Law or administrative practice or policy of any applicable taxing authority to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of the Borrower or any other Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by the Borrower or the applicable Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including withholding and deductions of Indemnified Taxes and Other Taxes applicable to additional sums payable under this Section) the Lender receives an amount equal to the sum that would have been received had no such deductions or payments been required, (ii) the applicable Obligor shall make any such deductions required to be made by it under Applicable Laws and (iii) the applicable Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Laws.

12.2.2 Without limiting the provisions of Subsection 12.2.1 above, the Obligors shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law, provided, however, that it will not be required to pay or discharge or to cause to be paid or discharged any such amount so long as the validity or amount thereof is being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP has been established in its books and records.

12.2.3 The Borrower shall indemnify the Lender within thirty (30) days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender shall be conclusive, absent manifest error. In the event the Lender determines, in its sole discretion, that it has subsequently recovered all or part of the payment made under this Section paid by the Borrower, it shall promptly repay an amount equal to the after-Tax amount of such recovery to the Borrower (provided the Borrower agrees to repay the amount should any recovery be subsequently challenged or reversed by a Governmental Authority), provided that the Lender shall not be required to make available its tax returns (or any other information that it deems confidential) to the Borrower or any other Person or to arrange its affairs in any particular manner.

12.2.4 As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Borrower shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

12.2.5 The Lender shall deliver to the Borrower, within the time reasonably requested by the Borrower, any form or document that may be reasonably requested in writing by the Borrower or that may reasonably be required under the laws of the jurisdiction in which the Borrower is located or any treaty to which such jurisdiction is a party, to allow the Borrower to make a payment under this Agreement without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate, provided that the Lender is legally entitled to complete, execute and deliver such documentation and in the Lender’s judgment such completion, execution or submission would not be in contravention of Applicable Laws or materially prejudice the Tax or commercial position of the Lender.

12.2.6 If a payment made to the Lender under any Loan Document would be subject to Tax imposed by FATCA if the Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), the Lender shall deliver to the Borrower at the time or times prescribed by Law and at such time or times reasonably requested by the Borrower such documentation prescribed by applicable Law (including as prescribed by section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower as may be necessary for the Borrower to comply with their obligations under FATCA and to determine whether the Lender has compiled with the Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for the purposes of this section of the Agreement, “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Article 13
BOARD OBSERVER RIGHTS

13.1	Observer Rights

13.1.1 The Borrower hereby grants to the Lender, the option and right, at any time and from time to time, provided that at such time there are Obligations outstanding and/or the Lender or any Eligible Assignee is the holder of Warrants or common shares arising from the exercise of the Warrants, to appoint a representative (the “Observer”) to attend in a non-voting, observer capacity, meetings (including telephonic or videoconference meetings and meetings held in executive session) of the Board and any committees of the Board (the “Committees”). The Observer may participate fully in discussions of all matters brought to the Board or Committee, as the case may be, for consideration, but in no event shall the Observer (i) be deemed to be a member of the Board or any Committee; (ii) without limitation of the obligations expressly set forth in this Article 13, have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to the Borrower or its shareholders; or (iii) have the right to propose or offer any motions or resolutions to the Board or Committees. Upon request, the Borrower shall allow the Observer to attend Board or Committee meetings by telephone, videoconference or other electronic communication.

13.1.2 The Borrower shall provide to the Observer copies of all notices, minutes, consents, reports and other materials that it provides to Board or Committee members, including any draft versions, proposed written consents, and exhibits and annexes to any such materials, at the same time and in the same manner as such information is delivered to the Board or Committee members, whether delivered in advance of, at or between meetings of the Board or Committee, as the case may be. Collectively, the information and materials referred to in this Section 13.1.2 are referred to as “Board Materials”. In the event that there is no Observer present at any meetings of the Board or a Committee or the Lender has not appointed an Observer, the Borrower shall promptly and in any event within three Business Days of any meetings of the Board or a Committee, provide the relevant Board Materials to the Lender.

13.1.3 The Observer shall be entitled to receive, concurrently with the members of the Board (or a Committee thereof), notice of the intended date, time and agenda of any meeting of the Board (or a Committee thereof) and copies of any Board Materials to be considered at such meeting, but shall have no right to vote as a Director with respect to any matter. Notwithstanding anything herein to the contrary, the Board (or a Committee thereof), in its reasonable discretion, may exclude the Observer from access to any Board Materials, meeting or portion thereof if the Board concludes, acting reasonably and in good faith, that (i) such exclusion is reasonably necessary to preserve the solicitor-client or litigation privilege between the Borrower and its counsel (provided that any such exclusion shall only apply to such portion of such material or meeting which would be required to preserve such privilege); (ii) such Board Materials or discussion relates directly to the Borrower’s relationship, contractual or otherwise, with the Lender or any actual or potential transactions between or involving the Borrower and the Lender; or (iii) such exclusion is necessary to avoid disclosure that is restricted by any agreement to which the Borrower is a party or otherwise bound prior to the date of this Agreement (provided that (i) the Borrower shall use commercially reasonable efforts to obtain consent to disclosure that is restricted by any such written agreement and (ii) with respect to any written agreement entered into after the Closing Date, the Corporation shall use commercially reasonable efforts to include terms that would allow the access contemplated by this Section 13.1.2.

13.1.4 The parties agree that neither the Borrower nor any member of the Board or Committee shall be entitled to rely on any statements or views expressed by the Observer in any Board or Committee meeting.

13.1.5 The Observer shall have the right to nominate a replacement Observer from time to time by delivery of written notice to the chairperson of the Board; provided, that the Chairperson of the Board must receive such replacement notice at least five (5) days prior to a meeting of the Board (or a Committee thereof) if any such replacement Observer is to be entitled to observe such meeting.

13.2	Confidential Information

13.2.1 At the request of the Borrower, the Observer (other than employees or consultants of the Lender, if such employees or consultants are already subject to confidentiality obligations with the Lender) shall execute a confidentiality agreement in a form and substance satisfactory to the Board acting reasonably.

13.2.2 The Borrower consents to the disclosure by the Observer to the Lender of the Board Information (as defined below), subject to the Lender’s obligations under Section 13.2.3.

13.2.3 The Lender acknowledges the confidential nature of the financial, operational and other information, reports and data to be provided to the Observer pursuant to this Article 13 (the “Board Information”) and agrees to hold, and to cause the Observer to hold, the Information in confidence and to use, and to cause the Observer to use, the information only for purposes of the transactions contemplated by the Loan Documents and monitoring and dealing with the Lender’s rights thereunder and not to discuss or disclose or allow access to, or transfer or transmit the Board Information to any Person, provided however that:

13.2.3.1 each of the Lender and the Observer may disclose all or any part of the Board Information if such disclosure is required by any Applicable Law, including without limitation as required by the Access to Information Act, to the extent of such requirement, or is required in connection with any actual judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that in any such circumstance the Lender and the Observer, as soon as reasonably practicable, will advise the Borrower, unless prohibited by Applicable Law, of their obligation to disclose such Board Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis;

13.2.3.2 each of the Lender and the Observer may disclose Board Information to each other, and to their respective counsel, affiliates (which for greater certainty, includes, in the case of the Lender, the Lender Affiliates), agents, auditors, employees and advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential and to use the information only for the purposes set forth herein;

13.2.3.3 each of the Lender and the Observer may disclose all or any part of the Board Information so as to enable the Lender or the Observer to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower in respect of this Agreement, the issues of which are directly or indirectly related to the Board Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit;

13.2.3.4 each of the Lender and the Observer may disclose Board Information to any Person with the prior written consent of the Borrower.

13.2.4 Notwithstanding the foregoing, “Board Information” will not include any such information:

13.2.4.1 which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower;

13.2.4.2 which the Lender or the Observer can show was, prior to receipt thereof from the Borrower, lawfully in the Lender’s or the Observer’s possession and not then subject to any obligation on its part to or for the benefit of the Borrower to maintain confidentiality;

13.2.4.3 which the Lender or the Observer received from a third party, prior to receipt thereof from the Borrower, which was not, to the knowledge of the Lender or the Observer after due enquiry, subject to a duty of confidentiality to or for the benefit of the Borrower at the time the Board Information was so received; or

13.2.4.4 which the Lender or the Observer can show was, prior to receipt thereof from the Borrower, independently developed by the Lender or the Observer.

13.3	Expenses

The Borrower agrees to reimburse Lender promptly for reasonable out-of-pocket expenses incurred in connection with the Observer’s attendance at Board and Committee meetings; provided that all reimbursements payable by the Borrower under this Section 13.3 shall be payable in accordance with and subject to the Borrower’s policies and practices with respect to director expense reimbursement then in effect.

13.4	Indemnification; Advancement of Expenses

13.4.1 The Observer shall be entitled to advancement of expenses and rights to indemnification from the Borrower to the same extent provided by the Borrower to its directors under the articles and by-laws of the Borrower as in effect on the date hereof or in the future (where entitlements to advancement of expenses and rights to indemnification have been expanded in the future beyond what is provided for in the articles and by-laws of the Borrower as in effect on the date hereof) and any indemnity agreement provided by the Borrower to any of its directors in effect on the date hereof or in the future (where no such indemnity agreement is in effect on the date hereof or where entitlements to advancement of expenses and rights to indemnification have been expanded in the future beyond what is provided for in any indemnity agreement in effect on the date hereof). The Borrower acknowledges and agrees that the foregoing rights to indemnification and advancement of expenses constitute third-party rights extended to the Observer by the Borrower and do not constitute rights to indemnification or advancement of expenses as a result of the Observer serving as a director, officer, employee or agent of the Borrower. For greater certainty, any restrictions under law on advancement of expenses and indemnification provided by the Borrower to its directors (including where such restriction has been incorporated into the Organizational Documents of the Borrower or any indemnification agreement) shall not apply to the entitlement to the advancement of expenses and rights to indemnification provided to the Observer hereunder except as required by law.

13.4.2 During the period of an Observer’s appointment hereunder, and thereafter for the duration of the applicable statute of limitations, the Borrower shall cause to be maintained in effect a policy of liability insurance coverage for such Observer against liability that may be asserted against or incurred by them in their capacity as an Observer which is equivalent in scope and amount to that provided to the directors of the Borrower.

13.5	Assignment of Observer Right

On an assignment of all, but not less than all, of the Lender’s rights and obligations under this Agreement, the Lender will have the discretionary right to assign its rights under this Article 13 to the assignee under this Agreement. No such assignment will be effective unless the assignee agrees in writing to be subject to and bound by all the terms and conditions of this Agreement. For greater certainty, an assignment of less than all of the Lender’s rights and obligations under this Agreement will not or otherwise impair the Lender’s rights under this Agreement.

Article 14
SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS

14.1	Successors and Assigns

14.1.1 This Agreement and the other Loan Documents will be binding upon and enure to the benefit of the parties hereto and thereto and their successors and any Assignee or transferee of some or all of the parties’ rights and obligations under this Agreement and the other Loan Documents as permitted under this Section 14.1.

14.1.2 No Obligor shall assign or transfer all or any part of its rights or obligations under this Agreement or any other Loan Document without the prior written consent of the Lender (which consent may be arbitrarily withheld).

14.1.3 The Lender (an “Assignor”) may assign or transfer all or part of its rights in respect of the Loan Facility and the Loan Documents to, and may have its corresponding obligations in respect thereof assumed by, any other Person (an “Assignee”) at such times and upon such terms as it may deem fit, provided that:

(a)	if the Assignee is an Eligible Assignee, no consent of the Borrower shall be required;

(b)	if the Assignee is not an Eligible Assignee, at any time prior to the occurrence of a Default or Event of Default that is continuing, the Borrower shall have provided its written consent to such assignment (which consent may not be unreasonably withheld);

(c)	in all cases, the Assignor, the Assignee and the Borrower (if the consent of the Borrower is required) shall enter into an assignment and assumption agreement (the “Assignment Agreement”), substantially in the form of Schedule I, whereby, inter alia, the Assignee agrees to be bound by this Agreement and all Loan Documents relating to the obligations of the Lender in the place and stead of the Assignor to the extent that the rights and obligations of the Assignor have been assigned to and assumed by the Assignee;

(d)	in all cases, upon execution of the Assignment Agreement by the Assignor, the Assignee and (if the consent of the Borrower is required) the Borrower, the assignment or transfer to the Assignee shall be effective upon the date provided in the Assignment Agreement, and the Assignee shall thereafter be and be treated as a Lender for all purposes of this Agreement and the other Loan Documents and shall be entitled to the full benefit hereof and thereof to the extent of such benefits as are transferred to it by the Assignor and subject to the obligations of the Assignor to the same extent as if the Assignee were an original party in respect of the rights and obligations transferred to and assumed by it, and the Assignor in respect of such assignment shall be released and discharged accordingly, other than in respect of claims of the Borrower against the Assignor relating to events or circumstances arising prior to such assignment, and all references to “Lender” hereunder shall be deemed to include the Assignee.

14.1.4 The Borrower hereby consents to the disclosure of any Information to any potential lender, provided that the potential lender agrees in writing to keep the Information confidential as required pursuant to Section 15.1 hereof and to return or destroy such Information if it does not become a Lender.

Article 15
GENERAL

15.1	Exchange and Confidentiality of Information

15.1.1 Without limiting the Lender’s right to make public disclosure as provided in Section 15.17, the Lender acknowledges the confidential nature of the financial, operational and other information, reports and data provided and to be provided to it by the Borrower pursuant to this Agreement (the “Information”) and agrees to hold the Information in confidence and will not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided however that:

(a)	the Lender may disclose Information to the Lender Affiliates, financing sources and investors and to any permitted Assignees or Participants and to their respective counsel, agents, auditors, employees and advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such Information and instructed to keep such information confidential;

(b)	the Lender may disclose and discuss the Information with credit officers of any potential permitted Assignees for the purposes of assignment pursuant to Section 14.1, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(c)	the Lender may disclose all or any part of the Information on a confidential basis to any direct or indirect contractual counterparty or prospective counterparty to a Hedge Agreement, credit linked note or similar transaction, or such contractual counterparties’ or prospective counterparties’ professional advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(d)	the Lender may disclose all or any part of the Information so as to enable the Lender to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower in respect of the Loan Documents, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit;

(e)	the Lender may disclose all or any part of the Information on a confidential basis, with the prior written consent of the Borrower, to any insurance or re-insurance company for the purpose of obtaining insurance in respect of the Loan Facility, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(f)	the Lender may disclose Information pursuant to Section 15.17; and

(g)	in order to ensure public transparency, the Lender may disclose (i) the name and description of the Borrower, (ii) the Closing Date, (iii) the country in which the loan transaction took place, (iv) the name of the Lender as a lender to the Borrower, (v) the terms of this Agreement and the other Loan Documents, including the Commitment made available to the Borrower, (vi) the general rationale used by the Lender to make decisions with respect to the terms of the Loan Documents, and (vii) the Borrower’s performance or non-performance of its obligations under the Loan Documents.

15.1.2 Notwithstanding the foregoing, “Information” will not include any such information:

(a)	if such disclosure is required by any Applicable Law, including without limitation as required by the Access to Information Act, to the extent of such requirement, or is required in connection with any actual judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that, in any such circumstance, the Lender will, as soon as reasonably practicable, advise the Borrower, unless prohibited by Applicable Law, of its obligation to disclose such Information in order to enable the Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis;

(b)	which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a permitted Assignee or Participant or other Person referred to in this Section) or which has been made readily available to the public by the Borrower;

(c)	which the Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Lender’s possession and not then subject to any obligation on its part to or for the benefit of the Borrower to maintain confidentiality;

(d)	which the Lender received from a third party, prior to receipt thereof from the Borrower, which was not, to the knowledge of the Lender after due enquiry, subject to a duty of confidentiality to or for the benefit of the Borrower at the time the Information was so received;

(e)	is permitted in writing to be disclosed by the Borrower; or

(f)	which the Lender can show was, prior to receipt thereof from the Borrower, independently developed by the Lender.

15.2	Notice

Any notice or communication to be given under this Agreement may be effectively given by delivering (whether by courier or personal delivery) the same at the mailing addresses set out on the signature pages of this Agreement (or with respect to any Assignee pursuant to Section 14.1, to the mailing address provided by such Assignee to the Borrower and the Lender in connection with the applicable transfer or assignment to such Assignee) or by electronic communication (including email) to the parties at the facsimile numbers or email addresses set out on the signature pages of this Agreement (or with respect to any Assignee pursuant to Section 14.1, to the facsimile number or email address provided by such Assignee to the Borrower and the Lender in connection with the applicable transfer or assignment to such Assignee). Any notice sent by electronic communication (including email) will be deemed to have been received on transmission if sent by any party to this Agreement before 4:00 p.m. (Toronto time) on a Business Day and, if not, on the next Business Day following transmission. Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its mailing address, facsimile number or email address which, after such notification, until changed by like notice, will be the mailing address, facsimile number or email address, as the case may be, of such party for all purposes of this Agreement.

15.3	Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where Property or assets of the Borrower may be found.

15.4	Judgment Currency

15.4.1 If for the purpose of obtaining or enforcing judgment against the Borrower or any of its Subsidiaries in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 15.4 referred to as the “Judgment Currency”) an amount due in Canadian Dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(a)	the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(b)	the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.4.1(b) being hereinafter in this Section 15.4 referred to as the “Judgment Conversion Date”).

15.4.2 If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.4.1(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower will pay such additional amount (if any, but in any event, not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

15.4.3 Any amount due from the Borrower under the provisions of Section 15.4.2 will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

15.4.4 The term “rate of exchange” in this Section 15.4 means the Equivalent Amount in Canadian Dollars.

15.5	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the Borrower and the Lender and their respective permitted successors and permitted assigns.

15.6	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

15.7	Whole Agreement

From the Closing Date, this Agreement and the other Loan Documents supersede all prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof. There are no representations, warranties, conditions, other agreements or acknowledgments, whether direct or collateral, express or implied, binding on the Lender that form part of or affect this Agreement or any other Loan Document, other than as expressed herein, or in such other Loan Document.

15.8	Further Assurances

The Borrower and the Lender will promptly cure any default by it in the execution and delivery of this Agreement, the Loan Documents or any of the agreements provided for hereunder to which it is a party. The Borrower, at its expense, will promptly execute and deliver to the Lender all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Borrower hereunder or more fully to state the obligations of the Borrower as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

15.9	Waiver of Jury Trial

THE BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE LENDER OR THE BORROWER. THE BORROWER ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER LOAN DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDER ENTERING INTO THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT.

15.10	Consent to Jurisdiction

15.10.1 The Borrower irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court. The Borrower hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding.

15.10.2 The Borrower hereby irrevocably consents to the service of any and all process in such action or proceeding by the delivery of such process to the Borrower at its address provided in accordance with Section 15.2.

15.11	Time of the Essence

Time will be of the essence of this Agreement.

15.12	Electronic Execution

The words “execution”, “signed”, “signature” and words of like import shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act as the case may be.

15.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

15.14	Delivery by Facsimile or Other Electronic Transmission

This Agreement may be executed and delivered by facsimile or other electronic transmission (in .pdf format) and each of the parties hereto may rely on such facsimile or other electronic signature as though such facsimile or other electronic signature were an original signature.

15.15	Term of Agreement

This Agreement shall remain in full force and effect until the termination of the Commitment and the payment and performance in full of all of the Obligations, other than those Obligations of the Borrower to indemnify the Lender, including, without limitation, the indemnities set forth in Sections 4.6 and Article 12, which shall survive and continue to be in full force and effect.

15.16	Anti-Money Laundering Legislation

The Borrower acknowledges that the Lender has certain anti-money laundering and anti-terrorism responsibilities under various laws and regulations and that from time to time the Lender (including any permitted assignee) may request information in order to comply with Applicable Laws and internal requirements (including any applicable “know your customer” or “know your client” requirements). The Borrower will promptly provide the Lender such additional information as may be reasonably requested within 30 days of such request. The Borrower shall also provide the Lender with prompt written notice of any change in the beneficial ownership, key officers or directors of the Borrower after the date of this Agreement.

15.17	Public Disclosure

No press release or other public disclosure concerning this Agreement or the Loan Documents shall be made by the Lender or the Borrower without the prior written consent of the other Party (such consent not to be unreasonably withheld or delayed), except as may be required by Applicable Laws or stock exchange requirements, in which case, the Party required to make such press release or other public disclosure will use commercially reasonable efforts to give the other Party prior notice and reasonable opportunity to comment on such press release or other public disclosure. For avoidance of doubt, the foregoing shall not limit the right of the Lender or the Government of Canada to ensure public transparency by disclosing at any time without the consent of the Borrower, such matters expressly permitted and contemplated in Section 15.1.1(g).

15.18	Independence of Representations, Warranties and Covenants

All representations and warranties made in and covenants under this Agreement shall be given independent effect so that (a) if a particular representation and warranty is unqualified, the fact that another representation and warranty is qualified shall not affect the operation of the former provision; and (b) if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of an Event of Default or Default if such action is taken or condition exists.

15.19	No Fiduciary Duty

The Lender may have economic interests that conflict with those of the Borrower, its stockholders and/or its Affiliates. The Borrower agrees that nothing in the Loan Documents or otherwise related to the transactions contemplated hereby will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Lender, on the one hand, and the Borrower, its stockholders or its Affiliates, on the other hand. The parties hereto acknowledge and agree that the transactions contemplated by the Loan Documents (including the exercise of rights and remedies hereunder and thereunder) are Arm’s Length commercial transactions between the Lender, on the one hand, and the Borrower, on the other hand, and in connection therewith and with the process leading thereto, (a) the Lender has not assumed an advisory or fiduciary responsibility in favour of the Borrower, its stockholders or its Affiliates with respect to the transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether the Lender has advised, is currently advising or will advise the Borrower, its stockholders or its Affiliates on other matters) or any other obligation to the Borrower except the obligations expressly set forth in the Loan Documents and (b) the Lender is acting solely as principal and not as the agent or fiduciary of the Borrower, its management, stockholders, Affiliates, creditors or any other Person. The Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that the Lender has rendered advisory services of any nature or respect or owes a fiduciary or similar duty to the Borrower, in connection with such transaction or the process leading thereto.

15.20	Compliance with Lobbying Act.

The Borrower represents and warrants:

(a)	that it or Telesat Parent, as applicable, has filed all Lobbying Act returns required to be filed in respect of persons employed by the Borrower or Telesat Parent who communicate and/or arrange meetings with Public Office Holders as part of their employment duties, and that it will continue to do so;

(b)	that neither it nor Telesat Parent has contracted with any person to communicate and/or arrange meetings with Public Office Holders for remuneration that is or would be contingent in any way upon the success of such person arranging meetings with Public Office Holders, or upon the approval of the Borrower’s the Loan Facility, or upon any Advance paid or payable to the Borrower under this Agreement;

(c)	that neither it nor Telesat Parent will contract with any person to communicate and/or arrange meetings with Public Office Holders for remuneration that is or would be contingent upon the success of such person arranging meetings with Public Office Holders, or upon any Advance paid or payable to the Borrower under this Agreement;

(d)	all persons who are or have been contracted by the Borrower or Telesat Parent to communicate and/or arrange meetings with Public Office Holders in respect of this Agreement are in full compliance with the registration and other requirements of the Lobbying Act; and

(e)	it and Telesat Parent shall at all times ensure that any persons contracted to communicate and/or arrange meetings with Public Office Holders in respect of this Agreement are in full compliance with the requirements of the Lobbying Act.

15.21	Members of Parliament

The Borrower represents and warrants that no member of the House of Commons will be admitted to any share or part of this Agreement or to any benefit to arise therefrom. No person who is a member of the Senate will, directly or indirectly, be a party to or be concerned with this Agreement.

15.22	Auditor General Rights

15.22.1 The Borrower recognizes, acknowledges and accepts that the Auditor General of Canada may, at the Auditor General’s cost, after consultation with the Borrower, conduct an inquiry under the authority of subsection 7.1(1) of the Auditor General Act in relation to any funding agreement (as defined in subsection 42(4) of the Financial Administration Act) with respect to the use of the Loan Facility.

15.22.2 For the purposes of any such inquiry undertaken by the Auditor General, the Borrower shall provide, upon request and in a timely manner, to the Auditor General or anyone acting on behalf of the Auditor General,

15.22.2.1 all records held by the Borrower, its Subsidiaries and Affiliates, agents or contractors relating to this Agreement and the use of the Loan Facility provided under this Agreement; and

15.22.2.2 such further information and explanations as the Auditor General, or anyone acting on behalf of the Auditor General, may request relating to this Agreement or the use of the Loan Facility.

15.23	International Dispute

The Borrower waives any confidentiality rights to the extent such rights would impede His Majesty from fulfilling his notification obligations to a world trade panel for the purposes of the conduct of a dispute, in which His Majesty is a party or a third party intervener. The Lender is authorized to disclose the contents of this Agreement and any Loan Documents, whether predating or subsequent to this Agreement, or of the transactions contemplated herein, where in the opinion of the Lender, such disclosure is necessary to the defence of His Majesty’s interests in the course of a trade remedy investigation conducted by a foreign investigative authority, and is protected from public dissemination by the foreign investigative authority. The Lender shall notify the Borrower of such disclosure.

15.24	Canada

Notwithstanding anything in this Agreement to the contrary, the Lender shall only be bound by this Agreement in its capacity as a lender to the Corporation and nothing in this agreement shall be binding on, create any obligation on the part of or fetter the regulatory authority of the Lender, Canada Development Investment Corporation or His Majesty the King in Right of Canada in any other capacity.

15.25	English Language

The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisages par cette convention et les autres documents peuvent être rédigés en la langue anglaise seulement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

[Redacted – address]
TELESAT LEO INC.

Attention:	[Redacted – name]
Email:	[Redacted – email]
[Redacted – email]
		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

GUARANTORS:

[Redacted – address]
TELESAT LEO HOLDINGS INC.

Attention:	[Redacted – name]
Email:	[Redacted – email]
[Redacted – email]
		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

[Redacted – address]
TELESAT TECHNOLOGY CORP.

Attention:	[Redacted – name]
Email:	[Redacted – email]
[Redacted – email]
		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

[Redacted – address]
TELESAT SPECTRUM HOLDINGS INC.

Attention:	[Redacted – name]
Email:	[Redacted – email]
[Redacted – email]
		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

[Redacted – address]
TELESAT SPECTRUM CORPORATION

Attention:	[Redacted – name]
Email:	[Redacted – email]
[Redacted – email]
		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

[Redacted – address]
TELESAT LEO U.S. INC.

Attention:	[Redacted – name]
Email:	[Redacted – email]
[Redacted – email]
		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

[Redacted – address]
TELESAT U.S. SERVICES HOLDINGS CORPORATION

Attention:	[Redacted – name]
Email:	[Redacted – email]
[Redacted – email]
		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

[Redacted – address]
TELESAT U.S. SERVICES, LLC

Attention:	[Redacted – name]
Email:	[Redacted – email]
[Redacted – email]
		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

LENDER:

[Redacted – address]
16342451 CANADA INC., as lender

Attention:	[Redacted – name]
Email:	[Redacted – email]
[Redacted – email]
		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

		By:	[Redacted – signature]
			Name:	[Redacted – name]
			Title:	[Redacted – title]

SCHEDULE A

NOTICE OF REQUEST FOR ADVANCE

TO:	16342451 CANADA INC., a subsidiary of Canada Development Investment Corporation, as lender (the “Lender”)
RE:	Loan agreement dated as of September 13, 2024 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Loan Agreement”) among, inter alios, Telesat LEO Inc., as borrower (the “Borrower”) and the Lender
DATE:	[■]

All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Loan Agreement.

The Borrower hereby gives irrevocable notice of its request under the Loan Facility for an Advance to be made on the date listed below, pursuant to Section 2.3.1 of the Loan Agreement as follows:

1.	Type of Advance: Term CORRA for a period of three months.

2.	Amount of Advance: $__________________.

3.	Proposed Advance Date: ____________________.

The Borrower hereby certifies as follows:

1.	The representations and warranties in Section 6.1 of the Loan Agreement and all of the representations and warranties contained in each other Loan Document remain true and correct in all material respects (it being understood and agreed that any representation or warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects), in each case, on and as of the Advance Date as though made on and as of each such date (unless expressly stated to be made as of a specified date) as of the Advance Date.

2.	No Default or Event of Default has occurred and is continuing or shall result from the Advance.

3.	No event or circumstance has occurred and is continuing which has, or would reasonably be expected to have, a Material Adverse Effect.

4.	All conditions precedent in Sections 3.1, 3.2 and 3.3 of the Loan Agreement, as applicable, have been satisfied by the Borrower or waived by the Lender.

Dated as of the first date written above.

TELESAT LEO INC.

By:
Name:
Title:

SCHEDULE B

FORM OF COMPLIANCE CERTIFICATE

TO:	16342451 CANADA INC., a subsidiary of Canada Development Investment Corporation, as lender (the “Lender”)
RE:	Loan agreement dated as of September 13, 2024 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Loan Agreement”) among, inter alios, Telesat LEO Inc., as borrower (the “Borrower”) and the Lender
DATE:	[■]

The undersigned, the [insert title of Responsible Officer] of the Borrower, hereby certifies, in that capacity and without personal liability, that:

1.	I have read and am familiar with the provisions of the Loan Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Borrower as are necessary to enable me to express an informed opinion as to the matters set out herein and to furnish this Certificate.

2.	I have furnished this Certificate with the intent that it may be relied upon by the Lender as a basis for determining compliance by the Borrower with its covenants and obligations under the Loan Agreement and the other Loan Documents as of the date of this Certificate.

3.	This Certificate is being delivered in respect of the [Fiscal Year][Fiscal Quarter], ending [■] (the “Relevant Period”).

4.	The representations and warranties in Section 6.1 of the Loan Agreement and all of the representations and warranties contained in each other Loan Document remain true and correct in all material respects (it being understood and agreed that any representation or warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects), in each case, on and as of the date hereof as though made on and as of the date hereof (unless expressly stated to be made as of a specified date) [except for the information attached hereto as Schedule[s] [6.1.8, 6.1.10, 6.1.16, 6.1.17, 6.1.18, 6.1.20, 6.1.23, 6.1.24, 6.1.34, 6.1.37] which hereby replaces Schedule[s] [6.1.8, 6.1.10, 6.1.16, 6.1.17, 6.1.18, 6.1.20, 6.1.23, 6.1.24, 6.1.34, 6.1.37] attached to the Loan Agreement.][1].

[1]	To be included when there are any required updates to the disclosure in the applicable Schedules.

5.	Attached hereto as Exhibit A is a true and complete comparison of the results for the Relevant Period to the [Project Budget/Operating Budget] for the Relevant Period, including any relevant notes relating to key variances and extra-ordinary items.

6.	As at or for the Relevant Period, the following material financial events have occurred:

(a) ■[2]

7.	As at or for the Relevant Period, the financial covenants as contained in Section 9.3 of the Loan Agreement are as follows and detailed calculations thereof are attached hereto:

Financial Covenant Tested	Actual Amount or Ratio
Total Net Leverage Ratio[3]	[■]
Minimum Liquidity[4]	[■]

Attached hereto as Exhibit B is the calculation worksheet as at or for the Relevant Period accurately sets out the information therein contained.

[Attached hereto as Exhibit C is the quarterly unaudited consolidated financial statements as at or for the Relevant Period which accurately set out the information required by Section 9.2.1(ii) of the Loan Agreement.]

[Attached hereto as Exhibit C is the annual audited (without qualification) consolidated financial statements and reports which accurately sets out the information required by Section 9.2.1(i) of the Loan Agreement.]

8.	The Available Funding is sufficient to pay all Project Cost and to achieve the Initial Project Completion Date, [and, for Compliance Certificates delivered after the Initial Project Completion Date, that the Borrower has sufficient funds from the Operations of the Project to pay all remaining direct and indirect costs in order to achieve Project Completion by the Outside Date].

9.	For purposes of this Compliance Certificate, the consolidated financial statements of the Borrower as of [most recent date] delivered pursuant to Section 9.2.1(i) or 9.2.1(ii) of the Loan Agreement, as the case may be:

(a)	are complete in all material respects and fairly present the results of operations and financial position of the Borrower on a consolidated basis as at the date thereof and

[2]	Borrower to list any material financial events including, without limitation, Dispositions and Capital Expenditures.
[3]	Tested quarterly.
[4]	Tested quarterly.

(b)	have been prepared in accordance with GAAP consistently applied except that, in the case of quarterly unaudited financial statements, notes to the statements and audit adjustments required by GAAP are not included.

Since such date, there has been no condition (financial or otherwise), event or change in the business, liabilities, operations, results of operations, assets or prospects of either of the Borrower, or any of the Guarantors which constitutes or has a Material Adverse Effect.

10.	There have been no adverse changes to any of the facts set out in the officer’s certificate of the Borrower delivered on the Closing Date in connection with the Non-Consolidation Opinions and the Borrower is in compliance with all Separateness Covenants.

11.	No Default or Event of Default has occurred and is continuing as of the date hereof.

Capitalized terms in the Loan Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Loan Agreement.

[Signature Page Follows]

Dated as of the first date written above.

TELESAT LEO INC.

By:
Name:
Title:

EXHIBIT A
Budget Comparison

See attached.

EXHIBIT B
Calculation Worksheet

See attached.

EXHIBIT C
Financial Statements

See attached.

SCHEDULE C

FORM OF EXCESS CASH FLOW CERTIFICATE

TO:	16342451 CANADA INC., a subsidiary of Canada Development Investment Corporation, as lender (the “Lender”)
RE:	Loan agreement dated as of September 13, 2024 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Loan Agreement”) among, inter alios, Telesat LEO Inc., as borrower (the “Borrower”) and the Lender
DATE:	[■]

The undersigned, the [insert title of Responsible Officer] of the Borrower, hereby certifies, in that capacity and without personal liability, that:

1.	I have read and am familiar with the provisions of the Loan Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Borrower as are necessary to enable me to express an informed opinion as to the matters set out herein and to furnish this Certificate.

2.	I have furnished this Certificate with the intent that it may be relied upon by the Lender as a basis for determining the Excess Cash Flow Prepayment Amount and, if applicable, the amount of Residual Excess Cash Flow.

3.	This Certificate is being delivered in respect of the Fiscal Year, ending [■][1] (the “Relevant Period”).

4.	As at or for the Relevant Period, the EBITDA as determined in accordance with the Loan Agreement for the most recently completed Fiscal Year was: $_________, calculated as follows:

(a)	Net Income	=$■

(b)	increased by, to the extent reducing Net Income for such period, the sum of (without duplication) and on a consolidated basis:

(i)	Interest Expense for such period	=$■

[1]	To be delivered on the last Business Day of the first Fiscal Quarter in each Fiscal Year commencing the Fiscal Year immediately after the Fiscal Year in which the Initial Project Completion Date occurs.

(ii)	Income Tax Expense for such period	=$■

(iii)	Depreciation and Amortization Expense for such period;	=$■

(iv)	other non-cash items (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid for in a prior period) but including, without limitation, non-cash adjustments related to purchase accounting;	=$■

(v)	losses on disposal of assets, impairment of goodwill and intangible assets and any extraordinary, non-recurring or unusual non-cash items decreasing Net Income for such period acceptable to the Lender	=$■

(vi)	any unrealized foreign exchange losses or losses on Permitted Hedge Agreements	=$■

(vii)	severance	=$■

(viii)	long-term incentive compensation payable in cash	=$■

	(i) + (ii) + (iii) + (iv) + (v) + (vi) + (vii) + (viii)	=$■

(c)	decreased by, to the extent increasing Net Income for such period, the sum of (without duplication) and on a consolidated basis:

(i)	non-cash items increasing Net Income (excluding any such non-cash item to the extent that it represents the reversal of any accrual or reserve for potential cash item in any prior period)	=$■

(ii)	extraordinary or non-recurring gains	=$■

(iii)	net after tax gains or income from disposed or discontinued operations	=$■

(iv)	any unrealized foreign exchange gains or gains on Permitted Hedge Agreements	=$■

	(i) + (ii) + (iii) + (iv)	=$■

(d)	(a) + (b) – (c)	=$■

5.	As at or for the Relevant Period, the Excess Cash Flow as determined in accordance with the Loan Agreement for the most recently completed Fiscal Year was: $__________, calculated as follows:

(a)	EBITDA (from paragraph 4 above)	= $■

(b)	decreased by the sum of (without duplication):

(i)	(A) amounts paid in cash in respect of Taxes with respect to such period (excluding Taxes paid in such period where a certificate contemplated by the following clause (B) was previously delivered) and (B) Taxes that will be paid within six (6) months after the end of such period and for which reserves have been established; provided that Borrower shall deliver a certificate to the Lender not later than thirty (30) days after the end of such period certifying that such taxes will be paid within such six (6) month period	= $■

(ii)	cash Interest Expense for such period	= $■

(iii)	increases in Working Capital and long-term assets during such period	= $■

(iv)	(A) Capital Expenditures paid in cash during such period, and (B) Capital Expenditures paid in cash after such period but prior to the date of payment of the Excess Cash Flow Prepayment Amount with respect to such period, provided that, in each case, such Capital Expenditures were not financed with proceeds of Debt or an equity issuance and provided that any amount so deducted shall not be deducted again in a subsequent applicable period	= $■

(v)	Capital Expenditures that the Borrower shall, during such period, become obligated to pay in cash but that are not made during such period, provided that (A) the Borrower shall deliver a certificate to the Lender not later than ninety (90) days after the end of such applicable period, signed by an officer of the Borrower and certifying that such Capital Expenditures were made during the ninety (90) days following the applicable period, (B) any amount so deducted shall not be deducted again in a subsequent applicable period, and (C) such Capital Expenditures were not financed with proceeds of Debt or an equity issuance	= $■

(vi)	(A) the sum of all scheduled payments of principal under this Agreement, the IQ Loan Agreement and the Launch Agreements paid in cash during such period and (B) the sum of all scheduled payments of principal under this Agreement, the IQ Loan Agreement and the Launch Agreements paid in cash after such period but prior to the date of payment of the Excess Cash Flow Prepayment Amount with respect to such period, provided that, in each case, such payments were not financed with proceeds of Debt or an equity issuance and provided that any amount so deducted shall not be deducted again in a subsequent applicable period	= $■

	(i) + (ii) + (iii) + (iv) + (v) + (vi)	= $■

(c)	increased by the sum of (without duplication):

(i)	cash received from interest to the extent that such cash was not included in the calculation of EBITDA	= $■

(ii)	liquidated damages received in cash under any Material Project Contract during such period	= $■

(iii)	decreases in Working Capital and long-term assets during such period	= $■

	(i) + (ii) + (iii)	= $■

(d)	(a) – (b) + (c)	= $■

6.	A = Liquidity – $100,000,000 (or such amount as set out in Section 9.3.2 of the Loan Agreement)[2]	= $■

7.	B = Excess Cash Flow	= $■

8.	C = A – (B x 0.50)[3]	= $■

9.	Excess Cash Flow Prepayment Amount[4]	= $■

Attached hereto as Exhibit A is the calculation worksheet as at or for the Relevant Period accurately sets out the information therein contained.

[2]	If A is negative, then the Excess Cash Flow Prepayment Amount is deemed to be $0.
[3]	If B is less than $25,000,000 then Excess Cash Flow Prepayment Amount is deemed to be $0.
[4]	If B is greater than or equal to $25,000,000 and C is zero or positive, then the Excess Cash Flow Prepayment Amount is equal to the (B x 0.50).
If B is greater than or equal to $25,000,000 and C is negative, then the Excess Cash Flow Prepayment Amount is equal to (B x 0.50) minus the absolute value of C.

Dated as of the first date written above.

TELESAT LEO INC.

By:
Name:
Title:

Signature Page – Form of Excess Cash Flow Certificate

EXHIBIT A

Calculation Worksheet

See attached.

Signature Page – Form of Excess Cash Flow Certificate

SCHEDULE D

FINANCIAL MODEL

[Redacted - commercially sensitive information].

SCHEDULE E

FORMS OF LANDLORD ACCESS AGREEMENT

LANDLORD ACKNOWLEDGEMENT

TO:	TELESAT LEO INC. (together with its successors and permitted assigns, the “Tenant”)[1]

AND TO:	TSX TRUST COMPANY, as collateral agent (including its successors and assigns in such capacity, the “Agent”)

RE:	Loan agreement dated as of September 13, 2024 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Canada Loan Agreement”) among, inter alios, Telesat LEO Inc., as borrower (the “Borrower”), the guarantors from time to time party thereto, and 16342451 Canada Inc. (the “Canada Lender”)

AND RE:	Loan agreement dated as of September 13, 2024 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “IQ Loan Agreement”) among, inter alios, the Borrower, as borrower, the guarantors from time to time party thereto, Investissement Quebec, as lender (“IQ”)

AND RE:

[Redacted -
commercially
sensitive
information]

AND RE:

[1]	Note: Where the Borrower is the Tenant form can be updated to reference the Borrower in all places where “Tenant” is used.

AND RE:	Lease agreement dated as of ■ between ■ (together with its successors, by amalgamation or otherwise, and permitted assigns, the “Landlord”) and the Tenant (the “Lease Agreement”) with respect to the premises located at [●] (the “Property”)

DATE:	[■]

WHEREAS pursuant to the Lease Agreement, the Landlord leased to the Tenant the premises described therein (the “Leased Premises”), located on the Property;

AND WHEREAS the Tenant has granted, as general and continuing security for the payment and performance of the Secured Obligations, a security interest and assignment, mortgage and charge over all of its assets including, without limitation, the Tenant’s interest in the Lease Agreement and the Tenant’s inventory, equipment, machinery, fixtures, and other personal and moveable property at any time, now or later, located in or about the Leased Premises (collectively, the “Personal Property”);

AND WHEREAS it is a condition precedent under each of the Canada Loan Agreement, the IQ Loan Agreement, that the Tenant and the Landlord enter into this Agreement;	[Redacted - commercially sensitive information]

AND WHEREAS each of the Secured Parties has appointed and authorized the Agent to act as its collateral agent and attorney for the purpose of holding security granted by the Tenant pursuant to the terms of that certain collateral agency and intercreditor agreement dated as of September 13, 2024 among, inter alios, the Borrower, the Tenant, the Secured Parties and the Agent (the “Collateral Agency and Intercreditor Agreement”);

AND WHEREAS capitalized terms used herein without express definition shall, unless something in the subject matter or context is inconsistent therewith, have the same meanings as are ascribed to such terms in the Collateral Agency and Intercreditor Agreement;

NOW THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and adequacy of which are acknowledged by the Landlord, the Landlord agrees as follows:

1.	Notice and Acknowledgement. The Landlord hereby acknowledges, confirms and consents to the Tenant encumbering the Tenant’s interest in the Lease Agreement, the Personal Property and the Leased Premises and (ii) that the Agent’s security interest in the Personal Property (as extended, renewed, supplemented, amended and restated from time to time) will be in priority to any title or interest that the Landlord may at any time have therein, and the Landlord will not assert against any of the Personal Property any present or future title, lien, security interest, hypothec or encumbrance, including, without limitation, by way of rights of levy, distraint or distress for rent, all of which the Landlord hereby unconditionally subordinates in favour of the Agent. No Personal Property will constitute a fixture or become part of the Leased Premises.

2.	Exercise of Remedies by the Agent.

(a)	Personal Property. The Agent, at the direction of the Required Secured Parties and subject to the Landlord’s rights under the Lease Agreement, may, with reasonable prior notice (including for up to 90 days following the termination of the Premises Agreement), enter the Leased Premises for the purpose of repossessing, removing, selling or otherwise dealing with any Personal Property (free of any rights and interest that the Provider may have and without being deemed to be in possession) provided that the Agent, on behalf of and upon prior funding and indemnity by the Secured Parties, will promptly pay for the repair of any damages to the Leased Premises as a result of such, removal, sale or other dealing with any such Personal Property; and provided, however, that the Agent and the Secured Parties shall not be liable to the Landlord for any diminution in value caused by the absence of any removed Personal Property or for any other matter except as specifically set forth herein.

(b)	Lease Agreement. If the Tenant has possession of the Leased Premises the Agent or its agent, at the direction of the Required Secured Parties, may take possession of the Leased Premises for a period equal to the greater of the remainder of the unexpired term of the Lease Agreement (including any renewals provided for therein) or a period not to exceed ninety (90) days following the service of notice of default (the “Disposition Period”); provided that payments of base rent are made in accordance with the Lease Agreement and all other obligations of the Tenant under the Lease Agreement are complied with by the Agent, on behalf of the Secured Parties. If any injunction or stay is issued (including an automatic stay due to a bankruptcy proceeding) that prohibits the Agent from removing the Personal Property, the commencement or pendency of the Disposition Period shall be deferred until such injunction or stay is lifted or removed.

3.	Status of Lease Agreement. The Landlord hereby represents and warrants to the Agent and the Secured Parties (and acknowledges that the Agent and the Secured Parties are relying on the same) that: (a) the Landlord is duly formed and existing under the laws of its jurisdiction of formation; (b) the Lease Agreement is in full force and effect, is in good standing and except as provided in this Agreement, has not been amended, assigned or modified in any way; (c) the Landlord is not aware of any existing default or dispute by or between the Landlord and the Tenant under the Lease Agreement; and (d) all rent, payments and other fees under the Lease Agreement have been paid to the extent due and payable.

4.	Amendment of Lease Agreement. The Landlord shall not agree to any amendment, restatement, replacement, supplement or other modification of the Lease Agreement which would materially adversely affect the Agent’s and the Secured Parties’ rights hereunder or interest in the Lease Agreement, or agree to any mutual termination or accept any surrender of the Lease Agreement, nor shall any such amendment, restatement, replacement, supplement, other modification or termination by the Tenant be effective, without the prior written consent of the Agent, acting at the direction of the Required Secured Parties.

5.	Agent’s Cure Rights under the Lease Agreement. If there is a default by the Tenant under the Lease Agreement, the Agent, on behalf of the Secured Parties, will have the right but not the obligation) to, within 30 days of receipt of written Notice from the Landlord of such default, cure any such default and the Landlord will accept any timely (for greater certainty, any cure effected within 30 days of receipt of written Notice shall be deemed to be timely) curative acts made by or on behalf of the Agent, at the direction of the Required Secured Parties, as if they had been made by the Tenant. If, however, the default is of a nature that is not reasonably curable by the Agent (including, without limitation, an Insolvency Event of the Tenant), then so long as the Agent complies with all provisions of the Lease Agreement requiring the payment of money by the Tenant and other provisions that may be performed by the Agent, the Landlord will not terminate or vary the Lease Agreement or the rights of the Tenant under the Lease Agreement. No action by the Agent or the Secured Parties pursuant to this Agreement shall be deemed to be an assumption by the Agent or the Secured Parties of any obligation under the Lease Agreement, and except as expressly provided in this Agreement, the Agent and the Secured Parties shall not have any obligation to the Landlord. Any prohibition on the Agent’s right to cure, whether imposed by law or a court, will extend the Agent’s cure period on a day for day basis.

6.	Sale or Assignment. The Agent, at the direction of and upon prior funding and indemnity by the Required Secured Parties, may sell or otherwise dispose of or assign the interest of the Tenant in the Lease Agreement or the Leased Premises pursuant to the terms of the Secured Obligations Documents provided that payment of rent and other money due under the Lease Agreement (other than any accelerated rent) are made in accordance with the Lease Agreement and any such sale or assignment is made with such consent as is required under the Lease Agreement for an assignment. Upon such assignment or sale with such consent, the Landlord shall release the Agent, on behalf of the Secured Parties, from all liabilities and obligations, if any, under the Lease Agreement. If the Agent acquires the Tenant’s interest under a new lease agreement pursuant to Section 7 below, the Agent, at the direction of the Required Secured Parties, may assign the new lease agreement in accordance with the terms and conditions thereof.

7.	New Lease Agreement. If the Lease Agreement is terminated for any reason before the end of its term, then the Landlord will, upon written request from the Agent made within 30 days of receiving notice from the Landlord of such termination, enter into a new lease agreement of the Leased Premises with the Agent. The new lease agreement will be on the same terms and conditions as the Lease Agreement (including, without limitation, any rights or options to renew or extend the terms of the lease agreement or acquire the Leased Premises) and will have the same priority as the Lease Agreement. The Landlord’s obligation to enter into such a new lease agreement will be subject to the Agent, on behalf of and upon prior funding and indemnity by the Secured Parties, will (a) have cured all monetary defaults (other than any accelerated rents) and commenced, and diligently prosecuted, the cure for all reasonably curable non-monetary defaults; and (b) reimburse the Landlord for all reasonable and documented costs and expenses incurred in connection with entering into such new lease agreement.

8.	Foreclosure. If the Agent, at the direction of the Required Secured Parties, becomes tenant under the Lease Agreement by means of foreclosure or assignment in lieu thereof, the Agent, on behalf of the Secured Parties, shall be liable under the Lease Agreement only for the period the Agent remains a party thereto, and for greater certainty, the Agent or any party who acquires the Tenant’s interest in the Leased Premises from the Agent shall not be liable to perform the obligations imposed on the Tenant by the Lease Agreement which are incurred or accruing after the Agent or other party no longer has an interest in or possession of the Leased Premises, provided that any subsequent assignee or the Tenant shall assume and agree to be bound by all the terms and conditions of the Lease Agreement.

9.	Landlord’s Freehold Mortgagees and Transferees. The Landlord shall not mortgage or sell its interest in the Leased Premises except to a purchaser or mortgagee that, before the effective date of the sale or freehold mortgage, enters into a written agreement with the Tenant and in favour of the Agent that is substantially in the form of this Agreement.

10.	Notices. All notices to be given hereunder shall be in writing and all such notices may be made or served, personally with receipt acknowledged or by registered or certified mail, return receipt requested, postage prepaid, addressed to:

The Provider at:

■

[Redacted - email address, commercial address and personal contact information]

[Redacted - email address, commercial address and personal contact information]

Or such other address, as the parties respectively may from time to time advise. Any such notice shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, or, if served by registered letter, three (3) days after mailing thereof, postage prepaid.

11.	Modification; Waivers; Assignment. This Agreement may not be amended or modified in any respect except by written instrument signed by the Tenant, the Landlord and the Agent (acting at the direction of the Required Secured Parties). Any waiver by the Agent shall be in writing. The rights of the Agent (including those of any Secured Party) under this Agreement may only be assigned in accordance with the requirements of the Collateral Agency and Intercreditor Agreement. The Tenant may not assign its obligations under this Agreement without the prior written consent of the Agent (acting at the direction of the Required Secured Parties) and the Landlord. The Landlord may not assign its obligations under this Agreement without the prior written consent of the Agent (acting at the direction of the Required Secured Parties) and the Tenant. Any permitted assignee of the Agent or a Secured Party shall be bound hereby, mutatis mutandis.

12.	Governing Law Attornment. This Agreement is governed by and construed in accordance with the laws of the [Province of Ontario and the federal laws of Canada] applicable therein. Each of the Tenant, Landlord and the Agent on behalf of the Secured Parties, hereby irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the [Province of Ontario].

13.	Benefit of the Agreement. This Agreement shall be binding upon the successors and permitted assigns of the Tenant and the Landlord and shall benefit the successors and permitted assigns of the Agent and the Secured Parties.

14.	WAIVER OF SPECIAL DAMAGES. THE LANDLORD HEREBY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ALL RIGHTS IT MAY HAVE TO CLAIM OR RECOVER FROM THE AGENT, IN ANY LEGAL ACTION OR PROCEEDING, ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES RELATED TO THIS AGREEMENT.

15.	Severability. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by Applicable Law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

16.	Counterparts. This Agreement may be executed in any number of counterparts, including by electronic or digital signature, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

17.	Rights of the Agent. The rights, privileges, protections, immunities and benefits afforded to the Agent, including, without limitation, its right to be funded and indemnified, under the Collateral Agency and Intercreditor Agreement shall be afforded to the Agent for all purposes of this Agreement as if fully set forth herein mutatis mutandis. Notwithstanding anything contained herein to the contrary, the Agent shall not be obligated to take any discretionary action or exercise any discretionary rights or powers, including any obligation to provide any requests, consents, directions, determinations, acceptances, rejections or other similar actions pursuant to this Agreement unless it shall have first been so directed by the Required Secured Parties in accordance with the terms of the Collateral Agency and Intercreditor Agreement, and the Agent shall not be liable for any failure or delay in taking such actions resulting from any failure or delay by the Required Secured Parties in providing such directions.

[Signature page follows]

IN WITNESS WHEREOF the undersigned has executed this agreement as of the date first written above.

TELESAT LEO INC.

Name:
Title:

TSX TRUST COMPANY, as Collateral Agent

Name:
Title:

[LANDLORD]

Name:
Title:

US LANDLORD ACKNOWLEDGEMENT

TO:	TELESAT LEO INC. (together with its successors and permitted assigns, the “Tenant”)[2]

AND TO:	TSX TRUST COMPANY, as collateral agent (including its successors and assigns in such capacity, the “Agent”)

RE:	Loan agreement dated as of September 13, 2024 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Canada Loan Agreement”) among, inter alios, Telesat LEO Inc., as borrower (the “Borrower”), the guarantors from time to time party thereto, and 16342451 Canada Inc. (the “Canada Lender”)

AND RE:	Loan agreement dated as of September 13, 2024 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “IQ Loan Agreement”) among, inter alios, the Borrower, as borrower, the guarantors from time to time party thereto, Investissement Quebec, as lender (“IQ”)

AND RE:

[Redacted -
commercially
sensitive
information]

AND RE:

AND RE:	Lease agreement dated as of ■ between ■ (together with its successors, by amalgamation or otherwise, and permitted assigns, the “Landlord”) and the Tenant (the “Lease Agreement”) with respect to the premises located at [●] (the “Property”)

[2]	Note: Where the Borrower is the Tenant form can be updated to reference the Borrower in all places where “Tenant” is used.

DATE:	[■]

WHEREAS pursuant to the Lease Agreement, the Landlord leased to the Tenant the premises described therein (the “Leased Premises”), located on the Property;

AND WHEREAS the Tenant has granted, as general and continuing security for the payment and performance of the Secured Obligations, a security interest and assignment, mortgage and charge over all of its assets including, without limitation, the Tenant’s interest in the Lease Agreement and the Tenant’s inventory, equipment, machinery, fixtures, and other personal and moveable property at any time, now or later, located in or about the Leased Premises (collectively, the “Personal Property”);

AND WHEREAS it is a condition precedent under each of the Canada Loan Agreement, the IQ Loan Agreement, that the Tenant and the Landlord enter into this Agreement;	[Redacted - commercially sensitive information]

AND WHEREAS each of the Secured Parties has appointed and authorized the Agent to act as its collateral agent and attorney for the purpose of holding security granted by the Tenant pursuant to the terms of that certain collateral agency and intercreditor agreement dated as of ■, 2024 among, inter alios, the Borrower, the Tenant, the Secured Parties and the Agent (the “Collateral Agency and Intercreditor Agreement”);

AND WHEREAS capitalized terms used herein without express definition shall, unless something in the subject matter or context is inconsistent therewith, have the same meanings as are ascribed to such terms in the Collateral Agency and Intercreditor Agreement;

NOW THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and adequacy of which are acknowledged by the Landlord, the Landlord agrees as follows:

18.	Notice and Acknowledgement. The Landlord hereby acknowledges, confirms and consents to the Tenant encumbering the Tenant’s interest in the Lease Agreement, the Personal Property and the Leased Premises and (ii) that the Agent’s security interest in the Personal Property (as extended, renewed, supplemented, amended and restated from time to time) will be in priority to any title or interest that the Landlord may at any time have therein, and the Landlord will not assert against any of the Personal Property any present or future title, lien, security interest, hypothec or encumbrance, including, without limitation, by way of rights of levy, distraint or distress for rent, all of which the Landlord hereby unconditionally subordinates in favour of the Agent. No Personal Property will constitute a fixture or become part of the Leased Premises.

19.	Exercise of Remedies by the Agent.

(a)	Personal Property. The Agent, at the direction of the Required Secured Parties and subject to the Landlord’s rights under the Lease Agreement, may, with reasonable prior notice (including for up to 90 days following the termination of the Premises Agreement), enter the Leased Premises for the purpose of repossessing, removing, selling or otherwise dealing with any Personal Property (free of any rights and interest that the Provider may have and without being deemed to be in possession) provided that the Agent, on behalf of and upon prior funding and indemnity by the Secured Parties, will promptly pay for the repair of any damages to the Leased Premises as a result of such, removal, sale or other dealing with any such Personal Property; and provided, however, that the Agent and the Secured Parties shall not be liable to the Landlord for any diminution in value caused by the absence of any removed Personal Property or for any other matter except as specifically set forth herein.

(b)	Lease Agreement. If the Tenant has possession of the Leased Premises the Agent or its agent, at the direction of the Required Secured Parties, may take possession of the Leased Premises for a period equal to the greater of the remainder of the unexpired term of the Lease Agreement (including any renewals provided for therein) or a period not to exceed ninety (90) days following the service of notice of default (the “Disposition Period”); provided that payments of base rent are made in accordance with the Lease Agreement and all other obligations of the Tenant under the Lease Agreement are complied with by the Agent, on behalf of the Secured Parties. If any injunction or stay is issued (including an automatic stay due to a bankruptcy proceeding) that prohibits the Agent from removing the Personal Property, the commencement or pendency of the Disposition Period shall be deferred until such injunction or stay is lifted or removed.

20.	Status of Lease Agreement. The Landlord hereby represents and warrants to the Agent and the Secured Parties (and acknowledges that the Agent and the Secured Parties are relying on the same) that: (a) the Landlord is duly formed and existing under the laws of its jurisdiction of formation; (b) the Lease Agreement is in full force and effect, is in good standing and except as provided in this Agreement, has not been amended, assigned or modified in any way; (c) the Landlord is not aware of any existing default or dispute by or between the Landlord and the Tenant under the Lease Agreement; and (d) all rent, payments and other fees under the Lease Agreement have been paid to the extent due and payable.

21.	Amendment of Lease Agreement. The Landlord shall not agree to any amendment, restatement, replacement, supplement or other modification of the Lease Agreement which would materially adversely affect the Agent’s and the Secured Parties’ rights hereunder or interest in the Lease Agreement, or agree to any mutual termination or accept any surrender of the Lease Agreement, nor shall any such amendment, restatement, replacement, supplement, other modification or termination by the Tenant be effective, without the prior written consent of the Agent, acting at the direction of the Required Secured Parties.

22.	Agent’s Cure Rights under the Lease Agreement. If there is a default by the Tenant under the Lease Agreement, the Agent, on behalf of the Secured Parties, will have the right (but not the obligation) to, within 30 days of receipt of written Notice from the Landlord of such default, cure any such default and the Landlord will accept any timely (for greater certainty, any cure effected within 30 days of receipt of written Notice shall be deemed to be timely) curative acts made by or on behalf of the Agent, at the direction of the Required Secured Parties, as if they had been made by the Tenant. If, however, the default is of a nature that is not reasonably curable by the Agent (including, without limitation, an Insolvency Event of the Tenant), then so long as the Agent complies with all provisions of the Lease Agreement requiring the payment of money by the Tenant and other provisions that may be performed by the Agent, the Landlord will not terminate or vary the Lease Agreement or the rights of the Tenant under the Lease Agreement. No action by the Agent or the Secured Parties pursuant to this Agreement shall be deemed to be an assumption by the Agent or the Secured Parties of any obligation under the Lease Agreement, and except as expressly provided in this Agreement, the Agent and the Secured Parties shall not have any obligation to the Landlord. Any prohibition on the Agent’s right to cure, whether imposed by law or a court, will extend the Agent’s cure period on a day for day basis.

23.	Sale or Assignment. The Agent, at the direction of and upon prior funding and indemnity by the Required Secured Parties, may sell or otherwise dispose of or assign the interest of the Tenant in the Lease Agreement or the Leased Premises pursuant to the terms of the Secured Obligations Documents provided that payment of rent and other money due under the Lease Agreement (other than any accelerated rent) are made in accordance with the Lease Agreement and any such sale or assignment is made with such consent as is required under the Lease Agreement for an assignment. Upon such assignment or sale with such consent, the Landlord shall release the Agent, on behalf of the Secured Parties, from all liabilities and obligations, if any, under the Lease Agreement. If the Agent acquires the Tenant’s interest under a new lease agreement pursuant to Section 7 below, the Agent, at the direction of the Required Secured Parties, may assign the new lease agreement in accordance with the terms and conditions thereof.

24.	New Lease Agreement. If the Lease Agreement is terminated for any reason before the end of its term, then the Landlord will, upon written request from the Agent made within 30 days of receiving notice from the Landlord of such termination, enter into a new lease agreement of the Leased Premises with the Agent. The new lease agreement will be on the same terms and conditions as the Lease Agreement (including, without limitation, any rights or options to renew or extend the terms of the lease agreement or acquire the Leased Premises) and will have the same priority as the Lease Agreement. The Landlord’s obligation to enter into such a new lease agreement will be subject to the Agent, on behalf of and upon prior funding and indemnity by the Secured Parties, will (a) have cured all monetary defaults (other than any accelerated rents) and commenced, and diligently prosecuted, the cure for all reasonably curable non-monetary defaults; and (b) reimburse the Landlord for all reasonable and documented costs and expenses incurred in connection with entering into such new lease agreement

25.	Foreclosure. If the Agent, at the direction of the Required Secured Parties, becomes tenant under the Lease Agreement by means of foreclosure or assignment in lieu thereof, the Agent, on behalf of the Secured Parties, shall be liable under the Lease Agreement only for the period the Agent remains a party thereto, and for greater certainty, the Agent or any party who acquires the Tenant’s interest in the Leased Premises from the Agent shall not be liable to perform the obligations imposed on the Tenant by the Lease Agreement which are incurred or accruing after the Agent or other party no longer has an interest in or possession of the Leased Premises, provided that any subsequent assignee or the Tenant shall assume and agree to be bound by all the terms and conditions of the Lease Agreement.

26.	Landlord’s Freehold Mortgagees and Transferees. The Landlord shall not mortgage or sell its interest in the Leased Premises except to a purchaser or mortgagee that, before the effective date of the sale or freehold mortgage, enters into a written agreement with the Tenant and in favour of the Agent that is substantially in the form of this Agreement.

27.	Notices. All notices to be given hereunder shall be in writing and all such notices may be made or served, personally with receipt acknowledged or by registered or certified mail, return receipt requested, postage prepaid, addressed to:

The Provider at:

[Redacted - email address, commercial address and personal contact information]

The Tenant at:

[Redacted - email address, commercial address and personal contact information]

Or such other address, as the parties respectively may from time to time advise. Any such notice shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, or, if served by registered letter, three (3) days after mailing thereof, postage prepaid.

28.	Modification; Waivers; Assignment. This Agreement may not be amended or modified in any respect except by written instrument signed by the Tenant, the Landlord and the Agent (acting at the direction of the Required Secured Parties). Any waiver by the Agent shall be in writing. The rights of the Agent (including those of any Secured Party) under this Agreement may only be assigned in accordance with the requirements of the Collateral Agency and Intercreditor Agreement. The Tenant may not assign its obligations under this Agreement without the prior written consent of the Agent (acting at the direction of the Required Secured Parties) and the Landlord. The Landlord may not assign its obligations under this Agreement without the prior written consent of the Agent (acting at the direction of the Required Secured Parties) and the Tenant. Any permitted assignee of the Agent or a Secured Party shall be bound hereby, mutatis mutandis.

29.	Governing Law Attornment. This Agreement is governed by and construed in accordance with the laws of the [State of New York] applicable therein. Each of the Tenant, Landlord and the Agent on behalf of the Secured Parties, hereby irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of the [State of New York].

30.	Benefit of the Agreement. This Agreement shall be binding upon the successors and permitted assigns of the Tenant and the Landlord and shall benefit the successors and permitted assigns of the Agent and the Secured Parties.

31.	WAIVER OF SPECIAL DAMAGES. THE LANDLORD HEREBY WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ALL RIGHTS IT MAY HAVE TO CLAIM OR RECOVER FROM THE AGENT, IN ANY LEGAL ACTION OR PROCEEDING, ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES RELATED TO THIS AGREEMENT.

32.	Severability. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by Applicable Law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

33.	Counterparts. This Agreement may be executed in any number of counterparts, including by electronic or digital signature, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

34.	Rights of the Agent. The rights, privileges, protections, immunities and benefits afforded to the Agent, including, without limitation, its right to be funded and indemnified, under the Collateral Agency and Intercreditor Agreement shall be afforded to the Agent for all purposes of this Agreement as if fully set forth herein mutatis mutandis. Notwithstanding anything contained herein to the contrary, the Agent shall not be obligated to take any discretionary action or exercise any discretionary rights or powers, including any obligation to provide any requests, consents, directions, determinations, acceptances, rejections or other similar actions pursuant to this Agreement unless it shall have first been so directed by the Required Secured Parties in accordance with the terms of the Collateral Agency and Intercreditor Agreement, and the Agent shall not be liable for any failure or delay in taking such actions resulting from any failure or delay by the Required Secured Parties in providing such directions.

[Signature page follows]

IN WITNESS WHEREOF the undersigned has executed this agreement as of the date first written above.

TELESAT LEO INC.

Name:
Title:

TSX TRUST COMPANY, as Collateral Agent

Name: Title:

[LANDLORD]

Name:
Title:

SCHEDULE F

FORM OF MILESTONE CERTIFICATE

TO:	16342451 CANADA INC., a subsidiary of Canada Development Investment Corporation, as lender (the “Lender”)
AND TO:	[Redacted - commercially sensitive information].
RE:	Loan agreement dated as of September 13, 2024 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Loan Agreement”) among, inter alios, Telesat LEO Inc., as borrower (the “Borrower”) and the Lender
AND RE:	Advance Notice dated as of ■ in the amount of $■ (the “Requested Advance”) with respect to period ending ■ (the “Relevant Period”)
DATE:	[■]

The undersigned, the [insert title of Responsible Officer] of the Borrower, hereby certifies, in that capacity and without personal liability, that:

1.	I have read and am familiar with the provisions of the Loan Agreement and have made such examinations and investigations, including a review of the applicable books and records of the Borrower as are necessary to enable me to express an informed opinion as to the matters set out herein and to furnish this Certificate.

2.	I have furnished this Certificate with the intent that it may be relied upon by the Lender and the Technical Advisor as a basis for determining the condition precedent under Section 3.2.2 of the Loan Agreement in respect of the Requested Advance.

3.	All statements made in the applicable Advance Request delivered together with this Certificate are true and correct as of the date hereof.

4.	The Requested Advance shall be utilized in payment of Project Costs set out in the Project Budget.

5.	The commitment under the IQ Loan Agreement has not changed since the Closing Date.

6.	[The Requested Advance under the Loan Agreement is on a Proportionate Basis and the advance requested concurrently under the IQ Loan Agreement is on an IQ Proportionate Basis.] OR [The Requested Advance under the Loan Agreement would have been on a Proportionate Basis, but for the requirements under the IQ Loan Agreement.][1]

7.	[Attached hereto as Annex I is evidence (A) of the achievement of the applicable Milestone that is listed as a pre-requisite to the Requested Advance in Schedule G of the Loan Agreement, (B) that the aggregated Project Costs incurred to date are materially consistent with the Project Budget; and (C) that the estimated remaining Project Costs that are expected to be incurred to achieve Project Completion are materially consistent with the Project Budget][2]

8.	The Initial Project Completion Date is reasonably expected to be achieved by the Initial Outside Date.

9.	The aggregate amount of remaining Project Costs projected to be incurred in achieving the Initial Project Completion Date is not reasonably expected to exceed the Available Funding.

10.	No work orders, deficiency notices or orders to comply have been issued by any Governmental Authority relating to the Project or, if issued, have been satisfied or complied with and for which funds have been reserved in a Collateral Account, and no orders to cease development relating to the Project have been issued as of the date hereof by any Governmental Authority.

11.	All work on the Project requiring inspection as of the date hereof by any Governmental Authority having jurisdiction has been duly inspected and approved by such Governmental Authority and any certificates or notices required have been issued in connection therewith by such Governmental Authority.

12.	The Borrower has paid in full all of its obligations due and payable under the Material Project Contracts as of the date hereof other than amounts subject to a good faith contest in respect of which no Encumbrances, other than Permitted Encumbrances, are registered and which unpaid amounts do not exceed $■.

13.	All material Permits that under Applicable Law are required to be obtained, issued or effected on or prior to the date hereof to design, develop, construct, install, launch, commercialize, own and Operate the Project have been duly obtained, issued or effected, are in full force and effect, free of non-standard conditions or requirements the effect of which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, and are not subject to pending appeal and certified copies of all such Material Permits not previously delivered to the Lender are attached as Annex II hereto, except for Permits which do not take the form of a formal document issued to the Borrower and Permits issued to third parties.

[1]	Note: Borrower to select, as applicable.
[2]	Note: Not to be included in Milestone Certificate to be delivered on the date of the initial Advance.

14.	All Material Project Contracts required to design, develop, construct, install, launch, commercialize, own and Operate the Project as of the date hereof are in full force and effect and certified copies of all such Material Project Contracts not previously delivered to the Lender are attached as Annex III hereto.

15.	The Borrower and the Project are in material compliance with all Environmental Laws to the extent applicable to the Project.

16.	The Borrower has delivered to the Lender true, correct and complete copies of each Lease in effect as of the date of the applicable Advance Notice.

17.	The Borrower has delivered to the Lender evidence of all insurance required to be maintained pursuant to the Loan Documents as at the applicable Advance Date, naming the Collateral Agent as additional insured and first loss payee, as applicable.

18.	All Landlord Access Agreements required in connection with any Leased Real Property as at the date hereof have been obtained from the applicable third parties.

19.	All Specified Landing Station Access Agreements required in connection with any Specified Landing Station as at the date hereof have been obtained from the applicable third parties.

20.	[In accordance with Section 9.1.2, the aggregate amount of cash and Cash Equivalents in all Collateral Accounts maintained by the Borrower or any Obligor is $[■]].[3]

[3]	Only required in respect of the first two draws (i.e. until the Borrower has spent the full amount of its equity requirement on Project Costs)

Dated as of the first date written above.

TELESAT LEO INC.

By:
Name:
Title:

Signature Page – Milestone Certificate

Annex I

Evidence of achievement of applicable Milestone and evidence relating to the consistency between the Project Costs and the Project Budget

See attached.

Annex II

Copies of all Material Permits not previously delivered to the Lender

See attached.

Annex III

Copies of all Material Project Contracts not previously delivered to the Lender

See attached.

SCHEDULE G

MILESTONES

[Redacted - commercially sensitive information].

SCHEDULE H

PROJECT BUDGET

[Redacted - commercially sensitive information].

SCHEDULE I

PROJECT SCHEDULE

[Redacted - commercially sensitive information].

SCHEDULE J

FORMS OF LANDLORD ACCESS AGREEMENT

LANDING STATION ACKNOWLEDGEMENT

[Redacted - commercially sensitive information].

SCHEDULE K

FORM OF TECHNICAL ADVISOR CERTIFICATE

TO:	16342451 CANADA INC., a subsidiary of Canada Development Investment Corporation, as lender (the “Lender”)
RE:	Loan agreement dated as of September 13, 2024 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Loan Agreement”) among, inter alios, Telesat LEO Inc., as borrower (the “Borrower”) and the Lender
AND RE:	Advance Notice dated as of ■ in the amount of $■ (the “Requested Advance”) with respect to period ending ■ (the “Relevant Period”)
DATE:	[■]

All terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Loan Agreement.

1.	The Technical Advisor is the Lender’s technical advisor and in such capacity has reviewed an Advance Notice dated as of ■ together with the applicable Milestone Certificate.

2.	The Technical Advisor has received the most recent Progress Reports required to have been delivered by the Borrower under the Loan Agreement and has reviewed documentation provided by the Borrower on account of Project Costs set out in the Project Budget and has made, or caused to be made, such examinations or investigations as are, in our belief, necessary to enable us to make the statements or give the opinions contained or expressed in this Technical Advisor’s Certificate, in accordance with the undersigned’s responsibilities in such regard pursuant to the provisions of the Loan Agreement, including such inquiries of, or discussions with the Borrower and Material Project Counterparties as are, in our belief, necessary.

3.	Based upon the foregoing, the Technical Advisor certifies and confirms that:

(a)	[The Technical Advisor has received evidence of in-kind or cash contributions made to the Borrower in an aggregate amount of $■. (the “Initial Equity Contribution”). The Initial Equity Contribution reflects the required equity sources in the Financial Model.][1]

(b)	The Technical Advisor has received all documentation and information, including, without limitation, (i) the applicable Progress Reports and Milestone Certificate from the Borrower, (ii) the applicable milestone certificate from the Borrower delivered under the IQ Loan Agreement, [and (iii) screenshots or other evidence supporting the aggregate amount of cash and Cash Equivalents in all Collateral Accounts maintained by the Borrower or any Obligor,][2], and has conducted all other due diligence that we have deemed reasonably necessary to substantiate and confirm the incurrence of and, if applicable, payment of the Project Costs for which the Requested Advance is requested and we are satisfied with the same, including that any payment to be made to any Material Project Counterparty from the Requested Advance is for actual work completed and such payment is required to be made in accordance with the terms of the applicable Material Project Contract.

[Redacted - commercially sensitive information].

(c)	The most recent Progress Reports and the information contained therein relating to the construction of the Project is correct and complete in all material respects.

(d)	The Borrower has achieved each Milestone that is listed as a pre-requisite to the applicable Advance as set out on Schedule G of the Loan Agreement.

(e)	The aggregate amount of Project Costs incurred to date is $■.

(f)	The estimated Project Costs to complete all remaining work are $■.

(g)	No Event of Abandonment has occurred in respect of the Project.

(h)	The amount of the Project Costs claimed (including any Project Costs in respect of which funds were not advanced under prior Advance Notices but which are due and payable as of the date hereof), when aggregated with all Project Costs previously paid, does not exceed the aggregate amount of all Project Costs shown to be paid by the date of the Requested Advance in the Financial Model.

(i)	The Project is progressing so that it may be completed by the Initial Project Completion Date and, in the Technical Advisor’s opinion, it is reasonable to expect that the Initial Project Completion Date will be achieved on or prior to the Initial Outside Date.

OR

[Delays in the progress of the Project, as described in the Progress Report delivered concurrently with this certificate, may result in the Project not being completed by the Initial Project Completion Date; however, in the Technical Advisor’s opinion, it is reasonable to expect that the Initial Project Completion Date will be achieved on or prior to the Initial Outside Date.]3

[Redacted - commercially sensitive information].

(j)	The aggregate amount of the remaining Project Costs projected to be incurred in achieving the Initial Project Completion Date, as reviewed by the Technical Advisor, is not reasonably expected to exceed the Available Funding.

OR

[After the funding of the Requested Advance the aggregate amount of the remaining Project Costs projected to be incurred in achieving the Initial Project Completion Date, as reviewed by the Technical Advisor, is reasonably expected to exceed the Available Funding in the amount of $■.]4

(k)	[The Requested Advance under the Loan Agreement is on a Proportionate Basis and the advance requested concurrently under the IQ Loan Agreement is on an IQ Proportionate Basis.] OR [The Requested Advance under the Loan Agreement would have been on a Proportionate Basis, but for the requirements under the IQ Loan Agreement.][5]

4.	This Technical Advisor’s Certificate is being delivered to the Lender pursuant to Section [3.2.3] of the Loan Agreement and may be relied upon by the addressees hereof and their respective successors and assigns.

[Signature Page Follows]

[Redacted - commercially sensitive information].

Schedule L

Date Reference	Loan Amortization Percentage[1]
Fiscal Quarter of Initial Project Completion	-%
+2 Fiscal Quarters	-%[2]
+4 Fiscal Quarters	4.0%
+6 Fiscal Quarters	5.0%
+8 Fiscal Quarters	5.0%
+10 Fiscal Quarters	6.0%
+12 Fiscal Quarters	8.0%
+14 Fiscal Quarters	7.0%
+16 Fiscal Quarters	7.0%
+18 Fiscal Quarters	7.0%
+20 Fiscal Quarters	7.0%
+22 Fiscal Quarters	6.0%
+24 Fiscal Quarters	6.0%
+26 Fiscal Quarters	5.0%
+28 Fiscal Quarters	5.0%
+30 Fiscal Quarters	4.0%
+32 Fiscal Quarters	4.0%
+34 Fiscal Quarters	4.0%
+36 Fiscal Quarters	4.0%
+38 Fiscal Quarters	3.0%
+40 Fiscal Quarters	3.0%

1:Percentage Applicable to loan balance as of last day of +2 Fiscal Quarters after Initial Project Completion

2:Interest for first 6 months after Initial Project Completion Date continues to capitalize to loan principal

SCHEDULE M

ASSIGNMENT AGREEMENT

This Assignment Agreement (this “Assignment Agreement”) is dated as of the Effective Date (referred to below) and is entered into by and between the Assignor identified below (the “Assignor”) and the Assignee identified below (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings set forth in the Loan Agreement identified below (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Loan Agreement”). The parties hereto hereby agree to the Standard Terms and Conditions for Assignment Agreement (the “Standard Terms and Conditions”) specified in Annex 1 attached hereto which are incorporated herein by reference and made a part of this Assignment Agreement as if set forth in full herein. The Assignee hereby acknowledges receipt of a copy of the Loan Agreement.

Subject to and in accordance with the Standard Terms and Conditions and the Loan Agreement, as of the Effective Date (as identified below), and for an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, (a) all of the Assignor’s rights and obligations as a Lender under the Loan Agreement, the Loan Documents and any other documents or instruments delivered pursuant thereto to the extent related to the assigned amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the Loan Facility identified below and (b) to the extent permitted by applicable law, all suits, claims, causes of action and any other right of the Assignor (as a Lender) against any Person, whether known or unknown, arising under or with respect to the Loan Agreement, any other Loan Document, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or otherwise based on or related to any of the foregoing, including, but not limited to, contract claims, statutory claims, tort claims, malpractice claims and all other claims at law or in equity with respect to the rights and obligations sold and assigned pursuant to clause (a) above (the rights and obligations sold and assigned pursuant to clauses (a) and (b) above, collectively, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment Agreement, without representation or warranty by the Assignor.

1.	Assignor: ______________

2.	Assignee: ______________ [and is an [Affiliate] of [NAME OF LENDER]]

3.	Borrower: TELESAT LEO INC. (the “Borrower”)

4.	Lender: 16342451 CANADA INC., a subsidiary of CANADA DEVELOPMENT INVESTMENT CORPORATION, as the lender under the Loan Agreement (the “Lender”)

5.	Loan Agreement: Loan Agreement dated as of September 13, 2024, among, inter alios, the Borrower and the Lender

6.	Assigned Interest:

Loan Facility Assigned	Aggregate Amount of Advances for all Lenders	Amount of Advances Assigned	Percentage of Advances Assigned
	$	$		%
	$	$		%
	$	$		%
	$	$		%

7.	Effective Date: [■]

[Signature Page Follows]

The terms set forth in this Assignment Agreement are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By
Title:

The Borrower hereby acknowledges receipt of the above Assignment Agreement [and consents to the Assignee becoming a Lender] under the Loan Agreement to the extent of the Assigned Interests as evidenced by its signature below:

TELESAT LEO INC., as borrower

By
Title:

Signature Page – Assignment Agreement

EXHIBIT A

ANNEX 1 TO ASSIGNMENT AGREEMENT

STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AGREEMENT

1.	Representations and Warranties.

1.1. Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment Agreement and to consummate the transactions contemplated hereby; and (b) except as set forth herein, makes no representation or warranty and assumes no responsibility with respect to (i) any statements, representations or warranties made in or in connection with the Loan Agreement or any other Loan Document, (ii) the execution, validity, legality, enforceability, sufficiency, genuineness or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, the Loan Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto or any collateral thereunder, (iii) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under the Loan Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto or (iv) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of the Loan Agreement or any other Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment Agreement and to consummate the transactions contemplated hereby and to become a Lender under the Loan Agreement, (ii) it meets all requirements of an Eligible Assignee under the Loan Agreement (subject to receipt of such consents as may be required under the Loan Agreement), (iii) it shall be bound by the provisions of the Loan Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, from and after the Effective Date, (iv) it is sophisticated regarding decisions to purchase assets such as those represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to purchase the Assigned Interest, is experienced in acquiring assets of such type, and (v) it has received a copy of the Loan Agreement and the other Loan Documents, together with (or been given the opportunity to receive) copies of the most recent financial statements delivered pursuant to Section 10.2 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement and to purchase the Assigned Interest and, on the basis of such documents and information, it has made such analysis and decision independently and without reliance on any other Lender; and (b) agrees that (i) it will, based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or refraining from taking action under the Loan Documents, independently and without reliance on the Assignor or any other Lender and (ii) it will perform in accordance with their terms all of the obligations that are required to be performed by it as a Lender under the Loan Agreement and the other Loan Documents.

Signature Page – Assignment Agreement

2. Payments. From and after the Effective Date, the Borrower shall make all payments of principal, interest and fees in respect of the Assigned Interest to the Assignee whether amounts which have accrued prior to the Effective Date or from and after the Effective Date. Each of the Assignor and the Assignee agrees that it will hold in trust for the other party any interest, fees and other amounts which it may receive to which the other party is entitled pursuant to this clause, and pay to the other party any such amounts which it may receive promptly upon receipt. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Lender for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3. General Provisions. This Assignment Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment Agreement may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Assignment Agreement. This Assignment Agreement and the other Loan Documents and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Assignment Agreement [(except, as to any other Loan Document, as expressly set forth therein)] and the transactions contemplated hereby and thereby shall be governed by, and construed in accordance with, the law of the Province of Ontario.

SCHEDULE N

FORM OF SECURITYHOLDER AGREEMENT

[Redacted - commercially sensitive information].

SCHEDULE O

FORM OF WARRANT AGREEMENT

[Redacted - commercially sensitive information].

Execution Version

SCHEDULE 6.1.8

LITIGATION

None.

SCHEDULE 6.1.10

OWNERSHIP STRUCTURE AND EQUITY INTERESTS

[Redacted - commercially sensitive information].

ORGANIZATIONAL CHART OF THE TELESAT GROUP

[Redacted - commercially sensitive information].

SCHEDULE 6.1.16

MATERIAL PROJECT CONTRACTS

[Redacted - commercially sensitive information].

SCHEDULE 6.1.17

PERMITS

[Redacted - commercially sensitive information].

SCHEDULE 6.1.18

REAL PROPERTY INTERESTS

[Redacted - commercially sensitive information].

SCHEDULE 6.1.19

LOCATIONS OF COLLATERAL

None.

SCHEDULE 6.1.20

ENVIRONMENTAL

None.

SCHEDULE 6.1.23

INTELLECTUAL PROPERTY

[Redacted - commercially sensitive information].

SCHEDULE 6.1.24

INFORMATION TECHNOLOGY

[Redacted - commercially sensitive information].

SCHEDULE 6.1.26

TAXES

None.

SCHEDULE 6.1.32

BENEFIT PLANS AND PENSION PLANS

[Redacted - commercially sensitive information].

SCHEDULE 6.1.33

NON-ARM’S LENGTH TRANSACTIONS

[Redacted - commercially sensitive information].

SCHEDULE 6.1.34

COLLATERAL ACCOUNTS

[Redacted - commercially sensitive information].

SCHEDULE 6.1.37

SATELLITES

[Redacted - commercially sensitive information].

SCHEDULE 6.1.40

ABORIGINAL MATTERS

None.

SCHEDULE 6.1.44

SPECIFIED LANDING STATIONS

[Redacted - commercially sensitive information].

SCHEDULE 8.1

INSURANCE

[Redacted - commercially sensitive information].

SCHEDULE 8.10

FORM OF INSURANCE BROKERS LETTER OF UNDERTAKING

[Redacted - commercially sensitive information].

SCHEDULE 9.1.33

POST-CLOSING SECURITY REQUIREMENTS

Deliver to the Collateral Agent, in form and substance satisfactory to the Lender, each of the following items within the time periods set out below:

1)	within thirty (30) days following the Closing Date, the Collateral Agent shall have received Blocked Account Agreements granted by each Obligor in favour of the Collateral Agent for each Collateral Account maintained by the Obligors;

2)	within thirty (30) days following the acquisition of any Owned Real Property, the Collateral Agent shall have received (i) a mortgage over such Owned Real Property granted by the applicable Obligor in favour of the Collateral Agent, and (ii) in respect of any Owned Real Property that (i) has a property value equal to or greater than $1,000,000 or (ii) is a Specified Landing Station, a customary lender’s title insurance policy in form and substance (with acceptable endorsements, including any endorsements relating to projects of this nature and such further customary endorsements that address contiguity) satisfactory to the Lender, and in amounts acceptable to the Lender with respect to such Owned Real Property;

3)	within thirty (30) days following the entering into of a lease for any Leased Real Property, the Collateral Agent shall have received (i) a Landlord Access Agreement from the landlord of such Leased Real Property, and (ii) a leasehold mortgage over such Leased Real Property granted by the applicable Obligor in favour of the Collateral Agent; and

4)	within thirty (30) days following the entering into of an agreement for any Specified Landing Station (other than a Specified Landing Station that is Owned Real Property), the Collateral Agent shall have received (i) a Specified Landing Station Access Agreement.

SCHEDULE 9.1.34

POST-CLOSING ESG REQUIREMENTS

[Redacted - commercially sensitive information].